Dreyfus Premier State Municipal Bond Fund, Connecticut Series

SEMIANNUAL REPORT October 31, 2007



Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Connecticut Series, covering the six-month period from May 1, 2007, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. financial markets. The third quarter of 2007 provided greater swings in security valuations than we've seen in several years, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector to other credit-sensitive areas of the fixed-income markets. While we saw no change in the underlying credit fundamentals of municipal bonds, the tax-exempt market nonetheless suffered bouts of liquidity concerns over the summer before rebounding in the early fall.

In our view, these developments signaled a shift to a new phase of the credit cycle in which the price of risk has increased. Although the housing downturn and sub-prime turmoil may persist for the next few months or quarters, fiscal conditions have remained sound for most municipal bond issuers and lower short-term interest rates from the Federal Reserve Board should help forestall a more severe economic downturn. In addition, turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you reposition your tax-exempt investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of May 1, 2007, through October 31, 2007, as provided by James Welch, Portfolio Manager

Fund and Market Performance Overview

The municipal bond market encountered heightened volatility as turmoil spread from the sub-prime mortgage sector of the taxable bond market to other areas of the financial markets. A subsequent market rebound enabled the fund's benchmark to post a modestly positive absolute return for the reporting period. The fund's returns were driven primarily by its seasoned holdings of high-quality, income-oriented bonds.

For the six-month period ended October 31, 2007, Dreyfus Premier State Municipal Bond Fund, Connecticut Series achieved total returns of 0.85% for Class A shares, 0.57% for Class B shares, 0.46% for Class C shares. Between their inception on May 30, 2007, through October 31, 2007, the fund produced a total return of 1.27% for Class Z shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 1.30% for the same period.[2] In addition, the fund is reported in the Lipper Connecticut Municipal Debt Funds category, and the average total return for all funds reported in this category was 0.63% for the reporting period.[3]

The Fund's Investment Approach

The fund seeks to maximize current income exempt from federal income tax and Connecticut state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Connecticut state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environments. We may also look to select bonds that are most likely to obtain attractive prices when sold.

Sub-Prime Mortgage Woes Weighed on Municipal Bonds

After trading within a relatively narrow range for most of the reporting period, municipal bond market conditions changed dramatically over the summer of 2007, when turmoil in the sub-prime mortgage sector of the taxable bond market spread to other areas. Although we saw no evidence of credit deterioration among municipal bond issuers, the tax-exempt market was affected by selling pressure from highly leveraged institutional investors. In the aftermath of the summertime decline, tax-exempt bonds traded at their highest yield levels in more than three years.

The tax-exempt bond market generally rebounded in September and October as investors increasingly recognized that fundamentals remained sound for most municipal issuers. In addition, the Federal Reserve Board (the "Fed") attempted to promote market liquidity by reducing short-term interest rates. However, investors had reassessed their attitudes toward risk, and lower-rated, higher yielding securities did not bounce back as strongly as higher-rated bonds. In addition, a robust new issuance calendar toward the end of the reporting period put further downward pressure on prices of some municipal bonds.

Higher-Quality Bonds Weathered the Downturn

Although the fund was adversely affected by the summer credit crisis, it participated in the subsequent rebound due to its focus on higher-

quality securities. The fund also benefited from its average duration, which had contracted when the fund absorbed the assets of Dreyfus Connecticut Intermediate Municipal Bond Fund in the spring. The addition of intermediate-term holdings helped to moderate the effects that volatility among longer-maturity tax-exempt securities had on the fund's portfolio.

Despite the municipal bond market's lackluster performance, we have seen little evidence of deterioration in the fiscal condition of Connecticut or its municipalities. The state achieved a balanced budget for its current fiscal years as tax revenues exceeded projections.

Positioned for a Changing Economic Environment

The U.S. economy appears to have slowed as a result of declining housing markets, making further interest-rate reductions from the Fed more likely. Should the Fed cut rates further, we may find new opportunities for income and total return as yield differences widen along the market's maturity range. In the meantime, we intend to keep our focus on producing competitive levels of tax-exempt income while maintaining the fund's high quality and liquidity standards.

November 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Class Z is not subject to any initial or deferred sales charge. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Connecticut residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Connecticut Series from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2007

	Class A	Class B	Class C	Class Z††
Expenses paid per $1,000†	$ 5.71	$ 8.32	$ 9.62	$ 4.23
Ending value (after expenses)	$1,008.50	$1,005.70	$1,004.60	$1,012.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Class A	Class B	Class C	Class Z††
Expenses paid per $1,000†	$ 5.74	$ 8.36	$ 9.68	$ 4.24
Ending value (after expenses)	$1,019.46	$1,016.84	$1,015.53	$1,016.83

† *Expenses are equal to the fund's annualized expense ratio of 1.13% for Class A, 1.65% for Class B, and 1.91% for Class C, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

†† *Expenses are equal to the fund's annualized expense ratio of 1.00% for Class Z, multiplied by the average account value over the period, multiplied by 154/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2007 (Unaudited)

Long-Term Municipal Investments—103.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Connecticut—73.6%					
Connecticut	5.00	3/15/08	70,000	a	71,095
Connecticut	5.13	3/15/08	25,000	a	25,404
Connecticut	5.75	6/15/10	30,000	a	31,757
Connecticut	5.25	12/15/10	50,000		52,708
Connecticut	5.25	12/15/10	2,500,000	b,c	2,635,437
Connecticut	5.75	6/15/11	3,000,000	b,c	3,175,695
Connecticut	5.13	11/15/11	1,500,000	a	1,594,815
Connecticut	5.00	6/1/22	3,500,000		3,740,275
Connecticut	4.50	5/1/25	3,425,000		3,468,634
Connecticut (Insured; FSA)	5.00	10/15/21	3,500,000		3,680,775
Connecticut (Insured; MBIA)	5.25	3/15/10	5,100,000		5,183,487
Connecticut (Insured; MBIA)	5.38	12/15/10	4,100,000		4,339,645
Connecticut (Insured; MBIA)	5.25	10/15/13	1,600,000	a	1,745,280
Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC)	5.25	10/1/13	5,500,000	b,c	5,779,758
Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC)	5.25	10/1/13	30,000		31,526
Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC)	5.25	10/1/16	20,000		20,862
Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC)	5.25	10/1/16	4,450,000	b,c	4,641,817
Connecticut, Airport Revenue (Bradley International Airport) (Insured; FGIC)	5.25	10/1/17	2,275,000		2,364,248

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut (continued)				
Connecticut, Clean Water Fund Revenue	5.13	9/1/09	3,050,000 [a]	3,172,671
Connecticut, Clean Water Fund Revenue	5.25	7/15/12	9,700,000 [b,c]	10,059,773
Connecticut, Clean Water Fund Revenue	5.25	7/15/12	15,000	15,556
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes)	5.38	9/1/08	2,500,000	2,541,025
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes)	7.13	6/1/10	3,400,000	3,611,786
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; AMBAC)	5.25	7/1/19	4,585,000	5,081,005
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FSA)	5.50	11/1/07	4,580,000	4,580,000
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FSA)	5.50	11/1/12	4,180,000	4,555,448
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FSA)	5.38	7/1/20	2,000,000	2,138,280
Connecticut Development Authority, Airport Facility Revenue (Learjet Inc. Project)	7.95	4/1/26	2,300,000	2,675,866
Connecticut Development Authority, First Mortgage Gross Revenue (Church Homes Inc., Congregational Avery Heights Project)	5.70	4/1/12	1,990,000	2,032,168
Connecticut Development Authority, First Mortgage Gross Revenue (Church Homes Inc., Congregational Avery Heights Project)	5.80	4/1/21	3,000,000	3,070,620

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut (continued)				
Connecticut Development Authority, First Mortgage Gross Revenue (The Elim Park Baptist Home, Inc. Project)	5.38	12/1/11	1,765,000	1,830,270
Connecticut Development Authority, First Mortgage Gross Revenue (The Elim Park Baptist Home, Inc. Project)	5.38	12/1/18	2,300,000	2,320,148
Connecticut Development Authority, First Mortgage Gross Revenue (The Elim Park Baptist Home, Inc. Project)	5.75	12/1/23	1,000,000	1,035,960
Connecticut Development Authority, PCR (Connecticut Light and Power Company Project)	5.85	9/1/28	3,200,000	3,288,736
Connecticut Development Authority, PCR (Connecticut Light and Power Company Project)	5.95	9/1/28	1,945,000	1,995,045
Connecticut Development Authority, Revenue (Duncaster Project) (Insured; Radian)	5.50	8/1/11	2,405,000	2,528,930
Connecticut Development Authority, Water Facilities Revenue (Aquarion Water Company of Connecticut Project) (Insured; XLCA)	5.10	9/1/37	6,250,000	6,312,188
Connecticut Development Authority, Water Facilities Revenue (Bridgeport Hydraulic Company Project) (Insured; AMBAC)	6.15	4/1/35	2,750,000	2,809,813
Connecticut Health and Educational Facilities Authority, Revenue (Danbury Hospital Issue) (Insured; AMBAC)	5.75	7/1/29	3,000,000	3,115,200
Connecticut Health and Educational Facilities Authority, Revenue (Eastern Connecticut Health Network Issue) (Insured; Radian)	5.13	7/1/30	1,500,000	1,519,335
Connecticut Health and Educational Facilities Authority, Revenue (Greenwich Academy Issue) (Insured; FSA)	5.25	3/1/32	12,880,000	14,494,122

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut (continued)				
Connecticut Health and Educational Facilities Authority, Revenue (Griffin Hospital Issue) (Insured; Radian)	5.00	7/1/23	1,280,000	1,306,048
Connecticut Health and Educational Facilities Authority, Revenue (Hospital for Special Care Issue) (Insured; Radian)	5.25	7/1/32	3,500,000	3,550,085
Connecticut Health and Educational Facilities Authority, Revenue (Loomis Chaffee School Issue)	5.25	7/1/11	3,000,000 [a]	3,212,430
Connecticut Health and Educational Facilities Authority, Revenue (Loomis Chaffee School Issue)	5.50	7/1/11	2,150,000 [a]	2,320,602
Connecticut Health and Educational Facilities Authority, Revenue (Loomis Chaffee School Issue) (Insured; AMBAC)	5.25	7/1/28	1,760,000	1,967,979
Connecticut Health and Educational Facilities Authority, Revenue (New Britain General Hospital Issue) (Insured; AMBAC)	6.13	7/1/14	1,000,000	1,011,430
Connecticut Health and Educational Facilities Authority, Revenue (Trinity College Issue) (Insured; MBIA)	5.00	7/1/22	1,000,000	1,054,370
Connecticut Health and Educational Facilities Authority, Revenue (University of Hartford Issue) (Insured; Radian)	5.00	7/1/17	1,220,000	1,269,520
Connecticut Health and Educational Facilities Authority, Revenue (University of Hartford Issue) (Insured; Radian)	5.50	7/1/22	2,000,000	2,090,000
Connecticut Health and Educational Facilities Authority, Revenue (University of Hartford Issue) (Insured; Radian)	5.63	7/1/26	4,200,000	4,398,198
Connecticut Health and Educational Facilities Authority, Revenue (University of Hartford Issue) (Insured; Radian)	5.25	7/1/36	5,320,000	5,434,752

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut (continued)				
Connecticut Health and Educational Facilities Authority, Revenue (Windham Community Memorial Hospital Issue) (Insured; ACA)	5.75	7/1/11	455,000	464,555
Connecticut Health and Educational Facilities Authority, Revenue (Windham Community Memorial Hospital Issue) (Insured; ACA)	6.00	7/1/20	1,000,000	1,018,840
Connecticut Health and Educational Facilities Authority, Revenue (Yale University Issue)	5.13	7/1/27	5,400,000	5,502,816
Connecticut Health and Educational Facilities Authority, Revenue (Yale-New Haven Hospital Issue) (Insured; AMBAC)	5.00	7/1/25	1,500,000	1,569,135
Connecticut Health and Educational Facilities Authority, Revenue (Yale-New Haven Hospital Issue) (Insured; AMBAC)	5.00	7/1/31	5,500,000	5,705,205
Connecticut Higher Education Supplemental Loan Authority, Revenue (Family Education Loan Program) (Insured; AMBAC)	5.63	11/15/11	415,000	417,905
Connecticut Higher Education Supplemental Loan Authority, Senior Revenue (Connecticut Family Education Loan Program) (Insured; MBIA)	4.50	11/15/20	1,955,000	1,924,658
Connecticut Higher Education Supplemental Loan Authority, Senior Revenue (Connecticut Family Education Loan Program) (Insured; MBIA)	4.80	11/15/22	5,020,000	5,038,172
Connecticut Housing Finance Authority, Revenue (Housing Mortgage Finance Program)	4.45	5/15/14	1,000,000	1,010,550
Connecticut Housing Finance Authority, Revenue (Housing Mortgage Finance Program)	5.00	11/15/21	3,290,000	3,323,558
Connecticut Housing Finance Authority, Revenue (Housing Mortgage Finance Program)	5.05	11/15/21	4,925,000	4,976,122

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut (continued)				
Connecticut Housing Finance Authority, Revenue (Housing Mortgage Finance Program)	5.10	11/15/27	5,000,000	5,037,000
Connecticut Housing Finance Authority, Revenue (Housing Mortgage Finance Program)	4.50	5/15/28	2,000,000	1,964,440
Connecticut Housing Finance Authority, Revenue (Housing Mortgage Finance Program)	5.45	11/15/29	5,805,000	5,857,477
Connecticut Housing Finance Authority, Revenue (Housing Mortgage Finance Program)	5.00	11/15/35	2,500,000	2,496,200
Connecticut Housing Finance Authority, Revenue (Housing Mortgage Finance Program)	5.15	11/15/36	5,000,000	5,014,550
Connecticut Housing Finance Authority, Revenue (Housing Mortgage Finance Program) (Insured; AMBAC)	5.10	11/15/33	5,000,000	5,020,500
Connecticut Resource Recovery Authority, Mid-Connecticut System Subordinated Revenue	5.50	11/15/10	1,000,000 [a]	1,056,130
Connecticut Resource Recovery Authority, RRR (American Ref-Fuel Company of Southeastern Connecticut Project)	5.50	11/15/15	1,000,000	1,023,800
Connecticut Resources Recovery Authority, RRR (American Ref-Fuel Company of Southeastern Connecticut Project)	5.50	11/15/15	3,250,000	3,327,350
Eastern Connecticut Resource Recovery Authority, Solid Waste Revenue (Wheelabrator Lisbon Project)	5.50	1/1/14	8,050,000	8,053,542
Eastern Connecticut Resource Recovery Authority, Solid Waste Revenue (Wheelabrator Lisbon Project)	5.50	1/1/20	7,000,000	7,003,080
Fairfield	5.50	4/1/11	2,030,000	2,164,670

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut (continued)				
Greater New Haven Water Pollution Control Authority, Regional Wastewater System Revenue (Insured; MBIA)	5.00	11/15/25	1,335,000	1,394,688
Greater New Haven Water Pollution Control Authority, Regional Wastewater System Revenue (Insured; MBIA)	5.00	11/15/30	5,000,000	5,192,600
Greenwich Housing Authority, MFHR (Greenwich Close Apartments)	6.25	9/1/17	4,840,000	4,990,427
Greenwich Housing Authority, MFHR (Greenwich Close Apartments)	6.35	9/1/27	2,000,000	2,062,040
Hamden (Insured; MBIA)	5.25	8/15/14	5,000	5,494
Hartford, Parking System Revenue	6.40	7/1/10	1,000,000 [a]	1,074,090
Hartford, Parking System Revenue	6.50	7/1/10	1,500,000 [a]	1,614,915
Meriden, GO (Insured; MBIA)	5.00	8/1/16	2,090,000	2,277,201
Middletown	5.00	4/15/08	1,760,000	1,773,006
South Central Connecticut Regional Water Authority, Water System Revenue (Insured; MBIA)	5.00	8/1/30	3,000,000	3,125,940
Sprague, EIR (International Paper Company Project)	5.70	10/1/21	1,350,000	1,363,203
Stamford, GO	6.60	1/15/10	2,750,000	2,938,018
Stamford, Water Pollution Control System and Facility Revenue (Insured; AMBAC)	4.75	9/15/36	5,140,000	5,189,807
University of Connecticut, GO	4.00	4/1/25	4,200,000	3,996,006

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut (continued)				
University of Connecticut, GO (Insured; FGIC)	5.75	3/1/10	1,850,000 [a]	1,963,942
University of Connecticut, GO (Insured; FGIC)	5.75	3/1/10	1,770,000 [a]	1,879,014
University of Connecticut, GO (Insured; FGIC)	5.75	3/1/10	2,500,000 [a]	2,653,975
University of Connecticut, GO (Insured; FGIC)	5.00	2/15/24	2,100,000	2,220,204
University of Connecticut, GO (Insured; FGIC)	5.00	2/15/25	1,000,000	1,055,090
University of Connecticut, GO (Insured; FSA)	5.00	2/15/24	1,225,000	1,287,867
University of Connecticut, Special Obligation Student Fee Revenue (Insured; FGIC)	5.75	11/15/10	2,500,000 [a]	2,690,425
University of Connecticut, Special Obligation Student Fee Revenue (Insured; FGIC)	6.00	11/15/10	2,425,000 [a]	2,627,051
University of Connecticut, Special Obligation Student Fee Revenue (Insured; FGIC)	6.00	11/15/10	2,000,000 [a]	2,166,640
University of Connecticut, Special Obligation Student Fee Revenue (Insured; FGIC)	5.25	11/15/21	1,755,000	1,881,097
Westport	5.00	8/15/16	1,500,000	1,624,380
U.S. Related—29.4%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	1,500,000 [a]	1,590,435
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	1,300,000 [a]	1,378,377
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	4,000,000 [a]	4,241,160
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	6.00	7/1/10	5,000,000 [a]	5,333,100

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.38	5/15/33	3,355,000	3,354,899
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.50	5/15/39	6,000,000	6,010,560
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	12,000,000	771,960
Guam Economic Development Authority, Tobacco Settlement Asset-Backed Bonds	0/5.20	5/15/12	795,000 [d]	808,642
Guam Economic Development Authority, Tobacco Settlement Asset-Backed Bonds	0/5.45	5/15/16	1,445,000 [d]	1,463,930
Guam Economic Development Authority, Tobacco Settlement Asset-Backed Bonds	5.00	5/15/22	125,000	123,346
Guam Waterworks Authority, Water and Wastewater System Revenue	5.50	7/1/16	1,000,000	1,028,560
Puerto Rico Commonwealth (Insured; MBIA)	5.50	7/1/12	4,000,000 [b,c]	4,335,200
Puerto Rico Commonwealth (Insured; MBIA)	5.50	7/1/13	7,900,000 [b,c]	8,660,731
Puerto Rico Commonwealth (Insured; MBIA)	5.65	7/1/15	6,690,000	7,445,903
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/25	1,500,000	1,565,130
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/26	3,000,000	3,125,910
Puerto Rico Commonwealth, Public Improvement (Insured; FGIC)	5.50	7/1/16	3,270,000	3,675,742
Puerto Rico Commonwealth, Public Improvement (Insured; FSA)	5.25	7/1/12	2,600,000	2,790,164
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.50	7/1/12	50,000	54,190

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.50	7/1/13	100,000	109,629
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.25	7/1/14	4,925,000	5,385,783
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	6.00	7/1/15	2,000,000	2,300,900
Puerto Rico Electric Power Authority, Power Revenue	5.00	7/1/24	5,000,000	5,172,100
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.25	7/1/10	8,000,000 [a]	8,458,560
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.13	7/1/12	4,410,000 [a]	4,762,271
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	6.13	7/1/09	4,000,000	4,175,920
Puerto Rico Government Development Bank, Senior Notes	5.00	12/1/14	2,000,000	2,104,220
Puerto Rico Highways and Transportation Authority, Highway Revenue	5.50	7/1/16	5,000,000 [a]	5,655,900
Puerto Rico Highways and Transportation Authority, Highway Revenue (Insured; MBIA)	5.50	7/1/13	10,000	10,792
Puerto Rico Highways and Transportation Authority, Highway Revenue (Insured; MBIA)	5.50	7/1/13	4,580,000 [b,c]	4,942,805
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.25	7/1/33	5,000,000	5,587,550
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	0.00	7/1/35	5,500,000	1,450,515
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	5.63	10/1/10	480,000	492,197

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.38	10/1/19	5,000,000	5,389,000
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Matching Loan Notes	5.50	10/1/08	1,500,000	1,521,075
Virgin Islands Water and Power Authority, Electric System Revenue	5.30	7/1/21	1,750,000	1,754,393
Total Long-Term Municipal Investments (cost $398,190,097)				**410,031,501**
Short-Term Municipal Investments—.8%				
Connecticut;				
Connecticut, GO Notes (Liquidity Facility; Bayerische Landesbank)	3.41	11/7/07	915,000 e	915,000
Connecticut Health and Educational Facilities Authority, Revenue (Greater Hartford YMCA Issue) (Insured; AMBAC and Liquidity Facility; Bank of America)	3.46	11/7/07	2,450,000 e	2,450,000
Total Short-Term Municipal Investments (cost $3,365,000)				**3,365,000**
Total Investments (cost $401,555,097)			**103.8%**	**413,396,501**
Liabilities, Less Cash and Receivables			**(3.8%)**	**(15,212,502)**
Net Assets			**100.0%**	**398,183,999**

[a] These securities are prefunded; the date shown represents the prefunded date. Bonds which are prefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

[b] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2007, these securities amounted to $44,231,216 or 11.1% of net assets.

[c] Collateral for floating rate borrowings.

[d] Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

[e] Securities payable on demand. Variable interest rate—subject to periodic change.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	63.7
AA		Aa		AA	12.1
A		A		A	4.6
BBB		Baa		BBB	15.9
BB		Ba		BB	1.0
F1		MIG1/P1		SP1/A1	.9
Not Rated[f]		Not Rated[f]		Not Rated[f]	1.8
					100.0

† *Based on total investments.*
[f] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	401,555,097	413,396,501
Interest receivable		6,383,800
Receivable for shares of Beneficial Interest subscribed		24,487
Prepaid expenses		20,737
		419,825,525
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		267,869
Cash overdraft due to Custodian		90,159
Payable for floating rate notes issued–Note 4		20,815,000
Interest and related expenses payable		229,588
Payable for shares of Beneficial Interest redeemed		217,082
Accrued expenses		21,828
		21,641,526
Net Assets ($)		**398,183,999**
Composition of Net Assets ($):		
Paid-in capital		386,933,472
Accumulated undistributed investment income–net		127,937
Accumulated net realized gain (loss) on investments		(718,814)
Accumulated net unrealized appreciation (depreciation) on investments		11,841,404
Net Assets ($)		**398,183,999**

Net Asset Value Per Share

	Class A	Class B	Class C	Class Z
Net Assets ($)	251,398,877	11,084,110	10,893,521	124,807,491
Shares Outstanding	21,426,942	945,500	930,024	10,640,127
Net Asset Value Per Share ($)	**11.73**	**11.72**	**11.71**	**11.73**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**10,079,953**
Expenses:	
Management fee–Note 3(a)	1,053,778
Interest and related expenses	486,122
Shareholder servicing costs–Note 3(c)	481,666
Distribution fees–Note 3(b)	74,983
Registration fees	19,467
Custodian fees–Note 3(c)	17,961
Professional fees	15,703
Trustees' fees and expenses–Note 3(d)	11,028
Prospectus and shareholders' reports	8,808
Loan commitment fees–Note 2	1,695
Miscellaneous	19,553
Total Expenses	**2,190,764**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(20,151)
Net Expenses	**2,170,613**
Investment Income–Net	**7,909,340**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(727,014)
Net unrealized appreciation (depreciation) on investments	(807,158)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,534,172)**
Net Increase in Net Assets Resulting from Operations	**6,375,168**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2007 (Unaudited) [a]	Year Ended April 30, 2007
Operations ($):		
Investment income–net	7,909,340	11,966,626
Net realized gain (loss) on investments	(727,014)	3,109,067
Net unrealized appreciation (depreciation) on investments	(807,158)	(911,469)
Net Increase (Decrease) in Net Assets Resulting from Operations	**6,375,168**	**14,164,224**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A	(5,134,129)	(10,793,749)
Class B	(244,009)	(768,934)
Class C	(176,180)	(392,862)
Class Z	(2,227,085)	–
Total Dividends	**(7,781,403)**	**(11,955,545)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	9,647,446	20,544,680
Class B shares	119,437	41,483
Class C shares	1,050,139	1,741,579
Class Z shares	3,188,890	–
Net assets received in connection with reorganization–Note 1	125,321,247	–
Dividends reinvested:		
Class A shares	3,223,725	6,825,060
Class B shares	154,146	444,642
Class C shares	130,702	277,213
Class Z shares	1,568,829	–
Cost of shares redeemed:		
Class A shares	(16,028,764)	(31,614,006)
Class B shares	(6,292,694)	(8,204,382)
Class C shares	(1,181,813)	(2,513,972)
Class Z shares	(7,273,762)	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**113,627,528**	**(12,457,703)**
Total Increase (Decrease) in Net Assets	**112,221,293**	**(10,249,024)**
Net Assets ($):		
Beginning of Period	285,962,706	296,211,730
End of Period	**398,183,999**	**285,962,706**
Undistributed investment income–net	127,937	–

	Six Months Ended October 31, 2007 (Unaudited)[a]	Year Ended April 30, 2007
Capital Share Transactions:		
Class A[b]		
Shares sold	822,995	1,733,855
Shares issued for dividends reinvested	275,157	575,109
Shares redeemed	(1,368,099)	(2,669,074)
Net Increase (Decrease) in Shares Outstanding	**(269,947)**	**(360,110)**
Class B[b]		
Shares sold	10,173	3,511
Shares issued for dividends reinvested	13,175	37,509
Shares redeemed	(537,205)	(692,376)
Net Increase (Decrease) in Shares Outstanding	**(513,857)**	**(651,356)**
Class C		
Shares sold	90,105	147,065
Shares issued for dividends reinvested	11,181	23,383
Shares redeemed	(101,037)	(212,134)
Net Increase (Decrease) in Shares Outstanding	**249**	**(41,686)**
Class Z		
Shares sold	272,631	–
Shares issued in connection with reorganization–Note 1	10,855,730	–
Shares issued for dividends reinvested	134,178	–
Shares redeemed	(622,412)	–
Net Increase (Decrease) in Shares Outstanding	**10,640,127**	**–**

[a] *As of the close of business on May 30, 2007 (commencement of initial offering) to October 31, 2007, for Class Z shares.*

[b] *During the period ended October 31, 2007, 259,831 Class B shares representing $3,044,499, were automatically converted to 259,609 Class A shares and during the period ended April 30, 2007, 281,179 Class B shares representing $3,328,852 were automatically converted to 280,942 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	11.87	11.78	12.11	11.90	12.19	11.86
Investment Operations:						
Investment income−net[a]	.24	.49	.51	.51	.52	.55
Net realized and unrealized gain (loss) on investments	(.14)	.09	(.33)	.21	(.29)	.32
Total from Investment Operations	.10	.58	.18	.72	.23	.87
Distributions:						
Dividends from investment income−net	(.24)	(.49)	(.51)	(.51)	(.52)	(.54)
Net asset value, end of period	11.73	11.87	11.78	12.11	11.90	12.19
Total Return (%)[b]	.85[c]	5.04	1.52	6.17	1.84	7.51
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.14[d]	1.20	1.13	1.04	.99	1.04
Ratio of net expenses to average net assets	1.13[d]	1.19	1.13	1.03	.99	1.04
Ratio of net investment income to average net assets	4.12[d]	4.17	4.29	4.25	4.23	4.53
Portfolio Turnover Rate	23.23[c]	43.87	14.24	20.07	34.08	38.11
Net Assets, end of period ($ x 1,000)	251,399	257,627	259,930	274,204	281,559	305,076

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not Annualized.
[d] Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2007 (Unaudited)	2007	2006	2005	2004	2003
		Year Ended April 30,				
Per Share Data ($):						
Net asset value, beginning of period	11.86	11.77	12.10	11.89	12.18	11.85
Investment Operations:						
Investment income—net a	.21	.43	.45	.45	.45	.48
Net realized and unrealized gain (loss) on investments	(.14)	.09	(.33)	.21	(.29)	.33
Total from Investment Operations	.07	.52	.12	.66	.16	.81
Distributions:						
Dividends from investment income—net	(.21)	(.43)	(.45)	(.45)	(.45)	(.48)
Net asset value, end of period	11.72	11.86	11.77	12.10	11.89	12.18
Total Return (%) b	.57 c	4.50	1.00	5.63	1.31	6.96
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.66 d	1.72	1.66	1.56	1.50	1.55
Ratio of net expenses to average net assets	1.65 d	1.71	1.66	1.55	1.50	1.55
Ratio of net investment income to average net assets	3.63 d	3.66	3.76	3.73	3.71	4.01
Portfolio Turnover Rate	23.23 c	43.87	14.24	20.07	34.08	38.11
Net Assets, end of period ($ x 1,000)	11,084	17,314	24,853	32,919	40,806	46,460

a *Based on average shares outstanding at each month end.*
b *Exclusive of sales charge.*
c *Not Annualized.*
d *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	11.85	11.76	12.09	11.88	12.16	11.84
Investment Operations:						
Investment income−net[a]	.20	.40	.42	.42	.42	.45
Net realized and unrealized gain (loss) on investments	(.15)	.09	(.33)	.21	(.28)	.32
Total from Investment Operations	.05	.49	.09	.63	.14	.77
Distributions:						
Dividends from investment income−net	(.19)	(.40)	(.42)	(.42)	(.42)	(.45)
Net asset value, end of period	11.71	11.85	11.76	12.09	11.88	12.16
Total Return (%)[b]	.46[c]	4.25	.76	5.37	1.15	6.62
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.92[d]	1.96	1.89	1.80	1.74	1.79
Ratio of net expenses to average net assets	1.91[d]	1.95	1.89	1.79	1.74	1.79
Ratio of net investment income to average net assets	3.34[d]	3.41	3.52	3.49	3.47	3.77
Portfolio Turnover Rate	23.23[c]	43.87	14.24	20.07	34.08	38.11
Net Assets, end of period ($ x 1,000)	10,894	11,021	11,429	11,643	11,721	12,217

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not Annualized.*
[d] *Annualized.*
See notes to financial statements.

Class Z Shares	Six Months Ended October 31, 2007 (Unaudited)[a]
Per Share Data ($):	
Net asset value, beginning of period	11.79
Investment Operations:	
Investment income—net[b]	.21
Net realized and unrealized gain (loss) on investments	(.06)
Total from Investment Operations	.15
Distributions:	
Dividends from investment income—net	(.21)
Net asset value, end of period	11.73
Total Return (%)[c]	1.27[d]
Ratios/Supplemental Data (%):	
Ratio of total expenses to average net assets	1.01[e]
Ratio of net expenses to average net assets	1.00[e]
Ratio of net investment income to average net assets	4.33[e]
Portfolio Turnover Rate	23.23[d]
Net Assets, end of period ($ x 1,000)	124,807

[a] *As of the close of business on May 30, 2007 (commencement of initial offering) to October 31, 2007.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not Annualized.*
[e] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers ten series including the Connecticut Series (the "fund"). The Trust's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

As of the close of business on May 30, 2007, pursuant to an Agreement and Plan of reorganization previously approved by the fund's Board of Trustees, all of the assets, subject to liabilities, of Dreyfus Connecticut Intermediate Municipal Bond Fund were transferred to the fund in exchange for shares of Beneficial Interest of the fund of equal value. Shareholders of Dreyfus Connecticut Intermediate Municipal Bond Fund received Class Z shares of the fund, in an amount equal to the aggregate net asset value of their investment in Dreyfus Connecticut Intermediate Municipal Bond Fund at the time of the exchange. The fund's net asset value on the close of business on May 30, 2007 was $11.79 per share for class Z shares, and a total of 10,855,730 Class Z shares representing net assets of $127,951,303 (including $2,630,056 net unrealized depreciation on investments) were issued to shareholders of Dreyfus Connecticut Intermediate Municipal Bond Fund in the exchange. The exchange was a tax-free event to Dreyfus Connecticut Intermediate Municipal Bond Fund shareholders.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares:

Class A, Class B, Class C and Class Z. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are sold at net asset value per share generally only to shareholders who received Class Z shares in exchange for their shares of Connecticut Intermediate Municipal Bond Fund as a result of the reorganization of such fund. Class Z shares generally are not available for new accounts. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class) and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in

the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006

and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2007 was as follows: tax exempt income $11,955,545. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2007, the Distributor retained $3,541 from commissions earned on sales of the fund's Class A shares and $25,480 and $522 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2007, Class B and Class C shares were charged $34,681 and $40,302, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of their shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2007, Class A, Class B and Class C shares were charged $316,612, $17,341, and $13,434, respectively, pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of Class Z shares' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholders accounts, such as answering shareholder inquiries regarding Class Z shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended October 31, 2007, Class Z shares were charged $31,691 pursuant to the Shareholders Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2007, the fund was charged $60,175 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under The fund's pre-existing custody agreement with The Bank of New York, for providing custodial services for the fund for the four months ended October 31, 2007, the fund was charged $12,017. Prior to becoming an affiliate, The Bank of

New York was paid $5,944 for custody services to the fund for the two months ended June 30, 2007.

During the period ended October 31, 2007, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $183,794, Rule 12b-1 distribution plan fees $11,711, shareholders services plan fees $49,676, chief compliance officer fees $2,812 and transfer agency per account fees $19,876.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2007, amounted to $207,275,819 and $93,732,094, respectively.

The fund may participate in Secondary Inverse Floater Structures in which fixed-rate, tax-exempt municipal bonds purchased by the fund are transferred to a trust. The trust subsequently issues two or more variable rate securities that are collateralized by the cash flows of the fixed-rate, tax-exempt municipal bonds. One or more of these variable rate securities pays interest based on a short-term floating rate set by a remarketing agent at predetermined intervals. A residual interest tax-exempt security is also created by the trust, which is transferred to the fund, and is paid interest based on the remaining cash flow of the trust, after payment of interest on the other securities and various expenses of the trust.

The fund accounts for the transfer of bonds to the trust as secured borrowings, with the securities transferred remaining in the fund's investments, and the related floating rate certificate securities reflected as fund liabilities under the caption, "Payable for floating rate notes issued" in the Statement of Assets and Liabilities.

At October 31, 2007, accumulated net unrealized appreciation on investments was $11,841,404, consisting of $13,054,410 gross unrealized appreciation and $1,213,006 gross unrealized depreciation.

At October 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

At a meeting of the Board of Trustees held on July 24, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex generally, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio.</u> The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, comparing the fund's performance to a group of comparable funds (the "Performance Group") and to a broader group of funds (the

"Performance Universe") selected by Lipper. The Board members noted that they had been provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members noted that the fund's yield performance for the past ten one-year periods ended May 31 (1998-2007) was equal to or higher than the Performance Group median for each reported time period except the one-year period ended May 31, 1998 and higher than the Performance Universe median for each reported time period. The Board members then reviewed the fund's total return performance for various periods ended May 31, 2007, and noted that the fund's total return performance was equal to or higher than the Performance Group median for the one-, two-, three-, four- and five-year period, and lower for the ten-year period, and equal to or higher than the Performance Universe median for each reported time period. The Manager also provided a comparison of the fund's calendar year total returns to the returns of its Lipper category average for the prior ten years.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board noted that the fund's management fee and total expense ratio were higher than the Performance Group and Performance Universe medians.

Representatives of the Manager informed the Board members noted that there were no mutual funds, separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided

with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of a fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager and its affiliates from acting as investment adviser to the fund and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services. and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentages determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the services provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management

Agreement. Based on the discussions and considerations described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

Dreyfus Premier State
Municipal Bond Fund,
Connecticut Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: PSCTX | Class B: PMCBX | Class C: PMCCX |

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2007 MBSC Securities Corporation

0064SA1007

Dreyfus Premier State Municipal Bond Fund, Florida Series

SEMIANNUAL REPORT October 31, 2007



Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We present to you this last report for Dreyfus Premier State Municipal Bond Fund, Florida Series, covering the six-month period from May 1, 2007, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. financial markets. The third quarter of 2007 provided greater swings in security valuations than we've seen in several years, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector to other credit-sensitive areas of the fixed-income markets. While we saw no change in the underlying credit fundamentals of municipal bonds, the tax-exempt market nonetheless suffered bouts of liquidity concerns over the summer before rebounding in the early fall.

In our view, these developments signaled a shift to a new phase of the credit cycle in which the price of risk has increased. Although the housing downturn and sub-prime turmoil may persist for the next few months or quarters, fiscal conditions have remained sound for most municipal bond issuers and lower short-term interest rates from the Federal Reserve Board should help forestall a more severe economic downturn. In addition, turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you reposition your tax-exempt investments for a changing market environment.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of May 1, 2007, through October 31, 2007, as provided by Douglas Gaylor, Portfolio Manager

Fund Performance Overview

Municipal bonds encountered heightened volatility in July and August when credit concerns originating among sub-prime mortgages spread to other areas of the financial markets. A subsequent rebound offset a portion of the bond market's previous losses, enabling the fund's benchmark to post a mildly positive overall total return. The reporting period was also marked by the Federal Reserve Board's attempt to improve liquidity and forestall a potential recession by reducing key interest rates in August, September and October. The fund's returns were driven primarily by its seasoned holdings of income-oriented securities and an average duration that was shorter than industry averages.

For the six-month period ended October 31, 2007, the Florida Series achieved total returns of 0.77% for Class A shares, 0.51% for Class B shares and 0.39% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 1.30% for the same period.[2] In addition, the fund is reported in the Lipper Florida Municipal Debt Funds category, and the average total return for all funds reported in this category was 0.38% for the reporting period.[3]

Pursuant to shareholder approval, on November 27, 2007, the fund completed an Agreement and Plan of Reorganization, which provided for, among other things, the transfer of the fund's assets to Dreyfus Premier Municipal Bond Fund in a tax-free exchange for shares of that fund. The fund has since terminated its operations.

November 28, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Florida residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Florida Series from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2007

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.95	$ 7.56	$ 8.87
Ending value (after expenses)	$1,007.70	$1,005.10	$1,003.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.98	$ 7.61	$ 8.92
Ending value (after expenses)	$1,020.21	$1,017.60	$1,016.92

† *Expenses are equal to the fund's annualized expense ratio of .98% for Class A, 1.50% for Class B and 1.76% for Class C, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2007 (Unaudited)

Long-Term Municipal Investments—97.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida—95.9%				
Brevard County School Board, COP (Insured; FGIC)	5.00	7/1/25	2,000,000	2,067,360
Broward County Housing Finance Authority, MFHR (Emerald Palms Apartments Project)	5.60	7/1/21	1,975,000	2,007,113
Broward County Housing Finance Authority, MFHR (Pembroke Villas Project) (Insured; FSA)	5.55	1/1/23	1,000,000	1,012,630
Broward County School Board, COP (Insured; FSA)	5.00	7/1/21	1,250,000	1,300,500
Broward County School Board, COP (Insured; MBIA)	5.25	7/1/18	1,855,000	1,979,656
Capital Projects Finance Authority, Revenue (Airports Project) (Insured; MBIA)	5.25	6/1/14	1,485,000	1,573,536
Capital Projects Finance Authority, Revenue (Airports Project) (Insured; MBIA)	5.00	6/1/20	1,465,000	1,506,884
Capital Projects Finance Authority, Student Housing Revenue (Capital Projects Loan Program) (Insured; MBIA)	5.50	10/1/17	2,520,000	2,662,884
Davie, Water and Sewer Revenue (Insured; AMBAC)	5.25	10/1/18	475,000	508,706
Escambia County Housing Finance Authority, SFMR (Multi-County Program) (Collateralized: FNMA and GNMA)	5.50	10/1/21	1,780,000	1,808,373
Florida Board of Education, Lottery Revenue (Insured; FGIC)	5.00	7/1/20	1,480,000	1,550,685
Florida Department of Children and Family Services, COP (South Florida Evaluation Treatment Center Project)	5.00	10/1/21	1,600,000	1,662,992
Florida Housing Finance Agency, Housing Revenue (Brittany of Rosemont Apartments Project) (Insured; AMBAC)	7.00	2/1/35	6,000,000	6,007,080

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Florida Intergovernmental Finance Commission, Capital Revenue (Insured; AMBAC)	5.00	2/1/18	1,000,000	1,035,530
Florida Intergovernmental Finance Commission, Capital Revenue (Insured; AMBAC)	5.13	2/1/31	1,500,000	1,549,935
Jacksonville, Excise Taxes Revenue (Insured; AMBAC)	5.38	10/1/19	3,450,000	3,697,089
Jacksonville, Guaranteed Entitlement Revenue (Insured; FGIC)	5.38	10/1/20	3,000,000	3,214,860
Lee County, Transportation Facilities Revenue (Sanibel Bridges and Causeway Project) (Insured; CIFG)	5.00	10/1/25	2,845,000	2,949,298
Lee County Housing Finance Authority, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.30	3/1/29	115,000	116,297
Manatee County Housing Finance Authority, Mortgage Revenue (Collateralized; GNMA)	5.85	11/1/33	1,430,000	1,494,951
Miami-Dade County, Aviation Revenue, Miami International Airport (Hub of the Americas) (Insured; FSA)	5.00	10/1/33	1,285,000	1,289,947
Miami-Dade County, Solid Waste System Revenue (Insured; FSA)	5.50	10/1/17	2,595,000	2,764,739
Miami-Dade County Housing Finance Authority, MFMR (Country Club Villa II Project) (Insured; FSA)	5.70	7/1/21	400,000	409,472
Miami-Dade County Housing Finance Authority, MFMR (Miami Stadium Apartments) (Insured; FSA)	5.40	8/1/21	1,275,000	1,296,280
Miami-Dade County School Board, COP (Miami-Dade County School Board Foundation, Inc.) (Insured; AMBAC)	5.00	11/1/26	1,000,000	1,038,540

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Orange County Housing Finance Authority, MFHR (Palm Grove Gardens) (Collateralized; FNMA)	5.15	1/1/23	1,175,000	1,203,858
Orange County Housing Finance Authority, MFHR (Seminole Pointe Apartments)	5.75	12/1/23	2,840,000	2,912,221
Orange County School Board, COP (Master Lease Purchase Agreement) (Insured; FGIC)	5.00	8/1/32	1,000,000	1,028,930
Osceola County Industrial Development Authority, Revenue (Community Provider Pooled Loan Program)	7.75	7/1/17	953,000	953,743
Palm Bay, Educational Facilities Revenue (Patriot Charter School Project)	7.00	7/1/36	1,715,000	1,833,849
Palm Bay, Utility Revenue (Palm Bay Utility Corporation Project) (Insured; MBIA)	5.00	10/1/19	500,000	527,580
Palm Bay, Utility System Improvement Revenue (Insured; FGIC)	0.00	10/1/20	1,845,000	1,023,809
Palm Beach County School Board, COP (Master Lease Purchase Agreement) (Insured; AMBAC)	5.00	8/1/17	1,905,000	2,016,919
Port Palm Beach District, Revenue (Insured; XLCA)	0.00	9/1/22	1,000,000	513,060
Port Palm Beach District, Revenue (Insured; XLCA)	0.00	9/1/23	1,000,000	485,960
Port Saint Lucie, Storm Water Utility Revenue (Insured; MBIA)	5.00	5/1/23	1,750,000	1,821,418
Port Saint Lucie, Utility System Revenue (Insured; MBIA)	0.00	9/1/33	4,000,000	1,073,280

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Seminole Water Control District, Improvement Bonds (Unit of Development Number 2)	6.75	8/1/22	1,680,000	1,696,699
South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA)	5.00	8/1/21	1,095,000	1,154,831
South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA)	5.00	8/1/26	1,000,000	1,042,010
South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA)	5.00	8/1/31	815,000	840,876
Tampa, Utilities Tax Improvement Revenue (Insured; AMBAC)	0.00	4/1/17	2,110,000	1,428,955
Village Center Community Development District, Utility Revenue (Insured; MBIA)	5.25	10/1/23	1,000,000	1,063,370
Winter Garden Village at Fowler Groves Community Development District, Special Assessment	5.65	5/1/37	770,000	722,345
Winter Park, Water and Sewer Revenue (Insured; AMBAC)	5.38	12/1/18	1,730,000	1,857,709
Winter Springs, Water and Sewer Revenue (Insured; MBIA)	5.00	4/1/20	1,585,000	1,657,007
U.S. Related—1.4%				
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/30	1,000,000	1,037,640
Total Long-Term Municipal Investments (cost $72,526,119)				**74,401,406**

Short-Term Municipal Investment−1.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania;				
Franklin County Industrial Development Authority, Revenue (Menno Haven Project) (Insured; Radian Bank and Liquidity Facility; Bank of America) (cost $1,000,000)	5.90	11/7/07	1,000,000 [a]	**1,000,000**
Total Investments (cost $73,526,119)			**98.6%**	**75,401,406**
Cash and Receivables (Net)			**1.4%**	**1,099,720**
Net Assets			**100.0%**	**76,501,126**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*
[b] *At October 31, 2007, 25.0% of the fund's net assets are insured by AMBAC.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	84.3
AA		Aa		AA	2.2
BBB		Baa		BBB	5.3
F1		MIG1/P1		SP1/A1	1.3
Not Rated c		Not Rated c		Not Rated c	6.9
					100.0

† *Based on total investments.*
c *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities-See Statement of Investments	73,526,119	75,401,406
Cash		355,595
Interest receivable		946,956
Receivable for shares of Beneficial Interest subscribed		12,761
Prepaid expenses		12,145
		76,728,863
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		64,780
Payable for shares of Beneficial Interest redeemed		141,156
Accrued expenses		21,801
		227,737
Net Assets ($)		**76,501,126**
Composition of Net Assets ($):		
Paid-in capital		74,536,141
Accumulated net realized gain (loss) on investments		89,698
Accumulated net unrealized appreciation (depreciation) on investments		1,875,287
Net Assets ($)		**76,501,126**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	69,945,591	3,778,068	2,777,467
Shares Outstanding	4,974,032	268,746	197,529
Net Asset Value Per Share ($)	**14.06**	**14.06**	**14.06**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**2,008,604**
Expenses:	
Management fee–Note 3(a)	218,959
Shareholder servicing costs–Note 3(c)	127,635
Distribution fees–Note 3(b)	22,214
Professional fees	13,770
Registration fees	11,234
Custodian fees–Note 3(c)	4,668
Prospectus and shareholders' reports	4,493
Trustees' fees and expenses–Note 3(d)	3,090
Loan commitment fees–Note 2	104
Miscellaneous	10,023
Total Expenses	**416,190**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(2,867)
Net Expenses	**413,323**
Investment Income-Net	**1,595,281**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	351,843
Net unrealized appreciation (depreciation) on investments	(1,402,928)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,051,085)**
Net Increase in Net Assets Resulting from Operations	**544,196**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30, 2007
Operations ($):		
Investment income—net	1,595,281	3,472,316
Net realized gain (loss) on investments	351,843	364,146
Net unrealized appreciation (depreciation) on investments	(1,402,928)	954,032
Net Increase (Decrease) in Net Assets Resulting from Operations	**544,196**	**4,790,494**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(1,466,711)	(3,125,438)
Class B shares	(80,801)	(222,873)
Class C shares	(47,769)	(124,005)
Total Dividends	**(1,595,281)**	**(3,472,316)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	1,677,159	2,942,209
Class B shares	10,039	164,966
Class C shares	22,450	124,365
Dividends reinvested:		
Class A shares	858,260	1,839,224
Class B shares	38,761	104,667
Class C shares	36,975	89,773
Cost of shares redeemed:		
Class A shares	(6,429,988)	(13,094,753)
Class B shares	(1,610,690)	(2,211,663)
Class C shares	(340,845)	(1,238,528)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(5,737,879)**	**(11,279,740)**
Total Increase (Decrease) in Net Assets	**(6,788,964)**	**(9,961,562)**
Net Assets ($):		
Beginning of Period	83,290,090	93,251,652
End of Period	**76,501,126**	**83,290,090**

	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30, 2007
Capital Share Transactions:		
Class A[a]		
Shares sold	119,435	206,843
Shares issued for dividends reinvested	61,143	129,499
Shares redeemed	(457,513)	(923,743)
Net Increase (Decrease) in Shares Outstanding	**(276,935)**	**(587,401)**
Class B[a]		
Shares sold	715	11,583
Shares issued for dividends reinvested	2,762	7,371
Shares redeemed	(114,837)	(155,697)
Net Increase (Decrease) in Shares Outstanding	**(111,360)**	**(136,743)**
Class C		
Shares sold	1,593	8,793
Shares issued for dividends reinvested	2,634	6,321
Shares redeemed	(24,274)	(86,836)
Net Increase (Decrease) in Shares Outstanding	**(20,047)**	**(71,722)**

[a] *During the period ended October 31, 2007, 55,752 Class B shares representing $780,810, were automatically converted to 55,717 Class A shares and during the period ended April 30, 2007, 13,509 Class B shares representing $193,371 were automatically converted to 13,505 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended October 31, 2007	Year Ended April 30,				
Class A Shares	(Unaudited)	2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	14.24	14.03	14.35	14.06	14.41	13.94
Investment Operations:						
Investment income—net [a]	.29	.57	.56	.56	.59	.62
Net realized and unrealized gain (loss) on investments	(.18)	.21	(.32)	.29	(.35)	.47
Total from Investment Operations	.11	.78	.24	.85	.24	1.09
Distributions:						
Dividends from investment income—net	(.29)	(.57)	(.56)	(.56)	(.59)	(.62)
Net asset value, end of period	14.06	14.24	14.03	14.35	14.06	14.41
Total Return (%) [b]	.77 [c]	5.63	1.66	6.16	1.69	7.96
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.99 [d]	.96	.96	.97	.88	.94
Ratio of net expenses to average net assets	.98 [d]	.95	.95	.96	.88	.94
Ratio of net investment income to average net assets	4.06 [d]	4.00	3.91	3.95	4.13	4.37
Portfolio Turnover Rate	3.00 [c]	8.19	8.74	3.39	11.62	25.52
Net Assets, end of period ($ x 1,000)	69,946	74,780	81,940	89,691	99,251	109,664

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	14.24	14.03	14.34	14.06	14.40	13.93
Investment Operations:						
Investment income–net [a]	.25	.50	.48	.49	.52	.55
Net realized and unrealized gain (loss) on investments	(.18)	.21	(.31)	.28	(.34)	.47
Total from Investment Operations	.07	.71	.17	.77	.18	1.02
Distributions:						
Dividends from investment income–net	(.25)	(.50)	(.48)	(.49)	(.52)	(.55)
Net asset value, end of period	14.06	14.24	14.03	14.34	14.06	14.40
Total Return (%) [b]	.51 [c]	5.11	1.22	5.56	1.25	7.43
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.51 [d]	1.46	1.46	1.46	1.38	1.43
Ratio of net expenses to average net assets	1.50 [d]	1.45	1.45	1.46	1.38	1.43
Ratio of net investment income to average net assets	3.55 [d]	3.51	3.40	3.45	3.64	3.86
Portfolio Turnover Rate	3.00 [c]	8.19	8.74	3.39	11.62	25.52
Net Assets, end of period ($ x 1,000)	3,778	5,412	7,252	8,542	10,193	13,012

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	14.24	14.03	14.35	14.06	14.41	13.94
Investment Operations:						
Investment income—net [a]	.23	.47	.45	.46	.49	.51
Net realized and unrealized gain (loss) on investments	(.18)	.20	(.32)	.29	(.35)	.47
Total from Investment Operations	.05	.67	.13	.75	.14	.98
Distributions:						
Dividends from investment income—net	(.23)	(.46)	(.45)	(.46)	(.49)	(.51)
Net asset value, end of period	14.06	14.24	14.03	14.35	14.06	14.41
Total Return (%) [b]	.39 [c]	4.86	.91	5.39	.94	7.17
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.76 [d]	1.71	1.69	1.69	1.61	1.68
Ratio of net expenses to average net assets	1.76 [d]	1.70	1.68	1.68	1.61	1.68
Ratio of net investment income to average net assets	3.30 [d]	3.27	3.17	3.22	3.38	3.62
Portfolio Turnover Rate	3.00 [c]	8.19	8.74	3.39	11.62	25.52
Net Assets, end of period ($ x 1,000)	2,777	3,098	4,060	4,871	4,659	3,897

[a]   *Based on average shares outstanding at each month end.*
[b]   *Exclusive of sales charge.*
[c]   *Not annualized.*
[d]   *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers ten series, including the Florida Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value

Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is

the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after June 29, 2007 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $262,145 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2007. If not applied the carryover expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2007, were as follows: tax exempt income $3,472,316. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2007, the Distributor retained $1,539 from commissions earned on sales of the fund's Class A shares and $8,359 and $106 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2007, Class B and Class C shares were charged $11,370 and $10,844, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund

and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2007, Class A, Class B and Class C shares were charged $90,227, $5,685 and $3,615, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2007, the fund was charged $14,174 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under The fund's pre-existing custody agreement with The Bank of New York, for providing custodial services for the fund for the four months ended October 31, 2007, the fund was charged $4,668. Prior to becoming an affiliate, The Bank of New York was paid $0 for custody services to the fund for the two months ended June 30, 2007.

During the period ended October 31, 2007, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to the Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $35,961, Rule 12b-1 distribution plan fees $3,406, custody fees $1,669, shareholder services plan fees $16,346, chief compliance officer fees $2,812 and transfer agency per account fees $4,586.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2007, amounted to $2,315,720 and $8,406,971, respectively.

At October 31, 2007, accumulated net unrealized appreciation on investments was $1,875,287, consisting of $2,123,742 gross unrealized appreciation and $248,455 gross unrealized depreciation.

At October 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Plan of Reorganization:

At a meeting of the Board of Trustees of the fund held on July 24, 2007, the Board approved, subject to shareholder approval, an Agreement and Plan of Reorganization (the "Agreement") between the fund and Dreyfus Premier Municipal Bond Fund (the "Acquiring Fund"). The Agreement provides for the transfer of the fund's assets to the Acquiring Fund in a tax-free exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the fund's stated liabilities, the distribution of shares of the Acquiring Fund to the fund's shareholders and the subsequent termination of the fund (the "Reorganization"). Holders of fund shares as of September 7, 2007 were asked to approve the Agreement on behalf of the fund at a special meeting of shareholders held on November 12, 2007. The Reorganization took place as of the close of business on November 27, 2007.

INFORMATION ABOUT THE REVIEW AND APPROVAL
OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees held on July 24, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex generally, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, comparing the fund's performance to a group of comparable funds

(the "Performance Group") and to a broader group of funds (the "Performance Universe"), selected by Lipper. The Board members had been provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members noted that the fund's yield performance for the past ten one-year periods ended May 31 (1998-2007) was lower than the Performance Group median for each reported time period, and higher than the Performance Universe medians for three of the ten reported time periods, including the most recent one-year period. The Board members then reviewed the fund's total return performance for various periods ended May 31, 2007, and noted that the fund's performance was equal to or higher than the Performance Group median for each reported time period, and higher than the

Performance Universe medians for the one-, two- and ten-year periods and lower for the other reported time periods. The Board members discussed with representatives of the Manager the reasons for the fund's underperformance compared to the Performance Group and Performance Universe medians during the applicable periods and the Manager's efforts to improve performance. The Board members also received a presentation from one of the fund's portfolio managers during which he discussed the fund's investment strategy and the factors that affected the fund's performance. The Manager also provided a comparison of the fund's calendar year total returns to the returns of its Lipper category average for the prior ten years.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board noted that the fund's management fee and total expense ratio were higher than the Expense Group and Expense Universe medians.

Representatives of the manager informed the Board members that there were no mutual funds, separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of a fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager and its affiliates from acting as investment adviser to the fund and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also

discussed the profitability percentages determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the services provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to the fund are adequate and appropriate.

- The Board was satisfied with the Manager's efforts to improve the fund's performance as discussed at the meeting, but concluded that it was necessary to continue to monitor the performance of the fund and its portfolio management team.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

Dreyfus Premier State Municipal Bond Fund, Florida Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: PSFLX   Class B: PSFBX   Class C: PSFCX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0051SA1007

Dreyfus Premier State Municipal Bond Fund, Maryland Series

SEMIANNUAL REPORT October 31, 2007



Dreyfus

A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Maryland Series, covering the six-month period from May 1, 2007, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. financial markets. The third quarter of 2007 provided greater swings in security valuations than we've seen in several years, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector to other credit-sensitive areas of the fixed-income markets. While we saw no change in the underlying credit fundamentals of municipal bonds, the tax-exempt market nonetheless suffered bouts of liquidity concerns over the summer before rebounding in the early fall.

In our view, these developments signaled a shift to a new phase of the credit cycle in which the price of risk has increased. Although the housing downturn and sub-prime turmoil may persist for the next few months or quarters, fiscal conditions have remained sound for most municipal bond issuers and lower short-term interest rates from the Federal Reserve Board should help forestall a more severe economic downturn. In addition, turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you reposition your tax-exempt investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of May 1, 2007, through October 31, 2007, as provided by Douglas Gaylor, Portfolio Manager

Fund and Market Performance Overview

Municipal bonds encountered heightened volatility in July and August when credit concerns originating among sub-prime mortgages spread to other areas of the financial markets. A subsequent rebound offset a portion of the bond market's previous losses, enabling the fund's benchmark to post a mildly positive total return. The fund's returns were driven primarily by its seasoned holdings of income-oriented securities and an average duration that was shorter than industry averages.

For the six-month period ended October 31, 2007, the Maryland Series achieved total returns of 0.78% for Class A shares, 0.52% for Class B shares and 0.39% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 1.30% for the same period.[2] In addition, the fund is reported in the Lipper Maryland Municipal Debt Funds category, and the average total return for all funds reported in this category was 0.13% for the reporting period.[3]

The Fund's Investment Approach

The fund seeks to maximize current income exempt from federal income tax and Maryland state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and Maryland state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may

assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

Sub-Prime Woes Affected Municipal Bonds Despite Sound Credit Fundamentals

At the start of the reporting period, a moderate economic slowdown, mild inflation and robust investor demand had helped keep municipal bond prices within a relatively narrow range. However, market conditions changed dramatically in July and August, when turmoil in the sub-prime mortgage sector of the taxable bond market spread to other fixed-income sectors. Although we saw no evidence of credit deterioration among municipal bond issuers, the tax-exempt market was affected by selling pressure from highly leveraged hedge funds and other institutional investors, which were attempting to raise cash for redemptions and margin calls.

The market subsequently rebounded as investors recognized that underlying fundamentals had not changed, but a flood of new supply in the early fall put downward pressure on prices when several states securitized their settlements of litigation with U.S. tobacco companies. As a result, municipal bond prices generally ended the reporting period lower than where they began.

Seasoned Holdings Weathered the Downturn Relatively Well

The fund's holdings of seasoned Maryland municipal bonds, most of which were purchased at higher yields than are available today, con-

tributed positively to the fund's performance. In addition, the fund generally benefited from its average duration, which was slightly shorter than industry averages. This duration posture helped the fund avoid the brunt of market turbulence, which was especially severe at the longer end of the market's maturity range.

Although Maryland has been affected along with other states by a declining housing market and slower economic growth, its diversified economic base has enabled it to achieve a balanced budget and a relatively sound fiscal condition for most of its municipalities. Nonetheless, the supply of newly issued Maryland municipal bonds was ample during the reporting period.

Adapting to the New Market Environment

The Federal Reserve Board attempted to improve liquidity in the financial markets and forestall a potential recession by reducing key interest rates in August, September and October. In this more uncertain environment, we intend to adjust the fund's composition by increasing its exposure to longer-term, income-oriented securities that, in our view, exhibit strong quality and liquidity characteristics.

November 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Maryland residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Maryland Series from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2007

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.64	$ 7.31	$ 8.66
Ending value (after expenses)	$1,007.80	$1,005.20	$1,003.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.67	$ 7.35	$ 8.72
Ending value (after expenses)	$1,020.51	$1,017.85	$1,016.49

† *Expenses are equal to the fund's annualized expense ratio of .92% for Class A, 1.45% for Class B and 1.72% for Class C, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2007 (Unaudited)

Long-Term Municipal Investments−97.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Maryland−94.0%				
Anne Arundel County, EDR (Anne Arundel Community College Project)	5.00	9/1/17	2,255,000	2,351,537
Anne Arundel County, Special Obligation Revenue (Arundel Mills Project)	5.13	7/1/21	1,000,000	1,069,430
Anne Arundel County, Special Obligation Revenue (National Business Park Project)	5.13	7/1/21	1,000,000	1,069,430
Anne Arundel County, Special Obligation Revenue (National Business Park Project)	5.13	7/1/23	1,125,000	1,196,865
Baltimore, Port Facilities Revenue (Consolidated Coal Sales Company Project)	6.50	12/1/10	4,090,000	4,250,737
Baltimore, Project Revenue (Wastewater Projects) (Insured; FGIC)	5.00	7/1/22	565,000	610,545
Baltimore, Project Revenue (Wastewater Projects) (Insured; MBIA)	5.00	7/1/23	1,355,000	1,425,799
Baltimore Board of School Commissioners, School System Revenue	5.00	5/1/16	1,500,000	1,596,240
Frederick County, Educational Facilities Revenue (Mount Saint Mary's University)	4.50	9/1/25	1,500,000	1,358,535
Gaithersburg, Hospital Facilities Improvement Revenue (Shady Grove Adventist Hospital) (Insured; FSA)	6.50	9/1/12	8,855,000	9,563,666
Harford County, MFHR (GMNA Collateralized-Affinity Old Post Apartments Projects)	5.00	11/20/25	1,460,000	1,466,205
Howard County, COP	8.15	2/15/20	605,000	830,048
Howard County, GO (Consolidated Public Improvement Project)	5.00	8/15/19	1,000,000	1,062,490

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Maryland (continued)				
Howard County, GO (Metropolitan District Project)	5.25	2/15/12	155,000 a	165,803
Howard County, GO (Metropolitan District Project)	5.25	8/15/19	1,545,000	1,637,515
Hyattsville, Special Obligation Revenue (University Town Center Project)	5.75	7/1/34	3,000,000	2,993,640
Maryland, State and Local Facilities Loan	5.00	8/1/16	5,000,000	5,341,650
Maryland Community Development Administration, Department of Housing and Community Development	5.00	9/1/23	515,000	517,420
Maryland Community Development Administration, Department of Housing and Community Development	5.60	7/1/33	1,200,000	1,210,920
Maryland Community Development Administration, Department of Housing and Community Development (Single Family Program)	4.95	4/1/15	4,575,000	4,697,427
Maryland Community Development Administration, Department of Housing and Community Development, Housing Revenue	5.95	7/1/23	1,745,000	1,761,281
Maryland Community Development Administration, Department of Housing and Community Development, Multifamily Development Revenue (Washington Gardens) (Collateralized; FNMA)	5.00	2/1/24	1,610,000	1,618,613
Maryland Community Development Administration, Department of Housing and Community Development, Residential Revenue	4.80	9/1/32	3,000,000	2,896,380
Maryland Community Development Administration, Department of Housing and Community Development, Residential Revenue	4.95	9/1/38	1,245,000	1,215,108

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Maryland (continued)				
Maryland Community Development Administration, Department of Housing and Community Development, Residential Revenue	4.85	9/1/47	4,175,000	3,884,545
Maryland Economic Development Corporation, LR (Maryland Aviation Administration Facilities) (Insured; FSA)	5.50	6/1/16	3,120,000	3,333,658
Maryland Economic Development Corporation, LR (Maryland Aviation Administration Facilities) (Insured; FSA)	5.50	6/1/18	2,535,000	2,687,049
Maryland Economic Development Corporation, LR (Maryland Aviation Administration Facilities) (Insured; FSA)	5.38	6/1/19	9,530,000	10,023,749
Maryland Economic Development Corporation, LR (Montgomery County Wayne Avenue Parking Garage Project)	5.25	9/15/14	5,000,000	5,356,200
Maryland Economic Development Corporation, LR (Montgomery County Wayne Avenue Parking Garage Project)	5.25	9/15/16	2,940,000	3,137,274
Maryland Economic Development Corporation, Senior Student Housing Revenue (Frostburg State University Project)	6.00	10/1/24	5,000,000	5,000,450
Maryland Economic Development Corporation, Senior Student Housing Revenue (Morgan State University Project)	6.00	7/1/22	2,950,000	3,003,955
Maryland Economic Development Corporation, Senior Student Housing Revenue (Towson University Project)	5.00	7/1/39	1,000,000	937,400
Maryland Economic Development Corporation, Student Housing Revenue (University of Maryland, College Park Project)	6.00	6/1/13	1,260,000 [a]	1,415,408

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Maryland (continued)				
Maryland Economic Development Corporation, Student Housing Revenue (University of Maryland, College Park Projects) (Insured; CIFG)	5.00	6/1/25	2,770,000	2,890,661
Maryland Economic Development Corporation, Student Housing Revenue (University Village at Sheppard Pratt) (Insured; ACA)	5.88	7/1/21	1,750,000	1,821,750
Maryland Economic Development Corporation, Student Housing Revenue (University Village at Sheppard Pratt) (Insured; ACA)	6.00	7/1/33	1,750,000	1,807,295
Maryland Health and Higher Educational Facilities Authority, FHA Insured Mortgage Revenue (Western Maryland Health System Issue) (Insured; MBIA)	4.63	1/1/27	1,000,000	1,003,490
Maryland Health and Higher Educational Facilities Authority, Revenue (Carroll County General Hospital Issue)	6.00	7/1/18	500,000	529,925
Maryland Health and Higher Educational Facilities Authority, Revenue (Carroll County General Hospital Issue)	6.00	7/1/19	665,000	702,792
Maryland Health and Higher Educational Facilities Authority, Revenue (Carroll County General Hospital Issue)	6.00	7/1/20	750,000	791,985
Maryland Health and Higher Educational Facilities Authority, Revenue (Carroll County General Hospital Issue)	6.00	7/1/21	550,000	580,079
Maryland Health and Higher Educational Facilities Authority, Revenue (Johns Hopkins Hospital Issue)	5.00	11/15/13	7,600,000 [a]	8,174,940

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Maryland (continued)				
Maryland Health and Higher Educational Facilities Authority, Revenue (Johns Hopkins Medical Institutions Utilities Program Issue)	5.00	5/15/37	7,250,000	7,375,063
Maryland Health and Higher Educational Facilities Authority, Revenue (Johns Hopkins University Issue)	5.00	7/1/32	1,315,000	1,353,806
Maryland Health And Higher Educational Facilities Authority, Revenue (Peninsula Regional Medical Center Issue)	5.00	7/1/36	3,000,000	2,999,790
Maryland Health and Higher Educational Facilities Authority, Revenue (Union Hospital of Cecil County)	6.70	7/1/09	875,000	895,344
Maryland Health and Higher Educational Facilities Authority, Revenue (University of Maryland Medical System Issue)	6.00	7/1/12	2,000,000 [a]	2,211,180
Maryland Health and Higher Educational Facilities Authority, Revenue (University of Maryland Medical System Issue)	6.00	7/1/12	3,000,000 [a]	3,316,770
Maryland Health and Higher Educational Facilities Authority, Revenue (University of Maryland Medical System Issue) (Insured; AMBAC)	5.00	7/1/24	1,000,000	1,035,370
Maryland Health and Higher Educational Facilities Authority, Revenue (University of Maryland Medical System Issue) (Insured; FGIC)	7.00	7/1/22	4,510,000	5,735,953
Maryland Health and Higher Educational Facilities Authority, Revenue (Washington Christian Academy Issue)	5.25	7/1/18	500,000	501,225

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Maryland (continued)				
Maryland Health and Higher Educational Facilities Authority, Revenue (Washington Christian Academy Issue)	5.50	7/1/38	1,200,000	1,154,388
Maryland Industrial Development Financing Authority, EDR (Medical Waste Associates Limited Partnership Facility)	8.75	11/15/10	630,000	532,986
Maryland Industrial Development Financing Authority, EDR (Our Lady of Good Counsel School)	5.50	5/1/20	420,000	426,313
Maryland Industrial Development Financing Authority, EDR (Our Lady of Good Counsel School)	6.00	5/1/35	1,000,000	1,022,690
Montgomery County, Consolidated Public Improvement	5.25	10/1/15	2,000,000	2,137,640
Montgomery County, Special Obligation Revenue (West Germantown Development District) (Insured; Radian)	5.38	7/1/20	500,000	519,800
Montgomery County, Special Obligation Revenue (West Germantown Development District) (Insured; Radian)	5.50	7/1/27	2,975,000	3,088,407
Montgomery County Housing Opportunities Commission, SFMR	0.00	7/1/28	41,025,000	13,050,053
Montgomery County Housing Opportunities Commission, SFMR	0.00	7/1/33	3,060,000	696,272
Montgomery County Housing Opportunities Commission, SFMR	5.00	7/1/36	2,495,000	2,455,604
Morgan State University, Academic and Auxiliary Facilities Fees Revenue (Insured; FGIC)	5.00	7/1/20	500,000	527,305
Morgan State University, Academic and Auxiliary Facilities Fees Revenue (Insured; FGIC)	5.00	7/1/22	1,000,000	1,049,680

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Maryland (continued)				
Northeast Waste Disposal Authority, RRR (Hartford County Resource Recovery Facility) (Insured; AMBAC)	5.25	3/15/13	1,400,000	1,460,284
Northeast Waste Disposal Authority, RRR (Hartford County Resource Recovery Facility) (Insured; AMBAC)	5.25	3/15/14	1,220,000	1,269,788
Northeast Waste Disposal Authority, Solid Waste Revenue (Montgomery County Solid Waste Disposal System) (Insured; AMBAC)	5.50	4/1/15	7,000,000	7,492,520
Northeast Waste Disposal Authority, Solid Waste Revenue (Montgomery County Solid Waste Disposal System) (Insured; AMBAC)	5.50	4/1/16	8,000,000	8,526,000
Prince Georges County, Special Obligation Revenue (National Harbor Project)	5.20	7/1/34	4,000,000	3,835,560
Washington Suburban Sanitary District (General Construction)	5.00	6/1/15	5,000,000	5,281,550
Westminster, Educational Facilities Revenue (McDaniel College, Inc. Project)	5.00	11/1/22	1,200,000	1,232,376
U.S. Related—3.7%				
Guam Waterworks Authority, Water and Wastewater System Revenue	6.00	7/1/25	1,000,000	1,041,310
Puerto Rico Commonwealth, Public Improvement (Insured; FSA)	5.13	7/1/30	1,970,000	2,050,928
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.00	7/1/25	1,250,000	1,278,600
Puerto Rico Sales Tax Financing Corporation, Sales Tax Revenue	5.25	8/1/57	3,000,000	3,102,720
Total Long-Term Municipal Investments (cost $193,517,133)				**197,647,164**

Short-Term Municipal Investment—1.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Maryland;				
Carroll County, Revenue (Fairhaven and Copper Ridge–Episcopal Ministries to the Aging Inc. Obligated Group Issue) (Insured; Radian Group and Liquidity Facility; Branch Banking and Trust Co.) (cost $2,000,000)	5.50	11/7/07	2,000,000 b	**2,000,000**
Total Investments (cost $195,517,133)			**98.7%**	**199,647,164**
Cash and Receivables (Net)			**1.3%**	**2,552,498**
Net Assets			**100.0%**	**202,199,662**

a   These securities are prefunded; the date shown represents the prefunded date. Bonds which are prefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Securities payable on demand. Variable interest rate—subject to periodic change.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	42.6
AA		Aa		AA	33.7
A		A		A	9.9
BBB		Baa		BBB	3.1
BB		Ba		BB	4.5
F1		MIG1/P1		SP1/A1	1.0
Not Rated[c]		Not Rated[c]		Not Rated[c]	5.2
					100.0

[†] *Based on total investments.*
[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	195,517,133	199,647,164
Cash		176,887
Interest receivable		2,760,436
Receivable for shares of Beneficial Interest subscribed		10,276
Prepaid expenses		13,973
		202,608,736
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		165,807
Payable for shares of Beneficial Interest redeemed		208,661
Interest payable–Note 2		1,092
Accrued expenses		33,514
		409,074
Net Assets ($)		**202,199,662**
Composition of Net Assets ($):		
Paid-in capital		207,313,882
Accumulated undistributed investment income–net		245
Accumulated net realized gain (loss) on investments		(9,244,496)
Accumulated net unrealized appreciation (depreciation) on investments		4,130,031
Net Assets ($)		**202,199,662**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	183,507,419	14,988,231	3,704,012
Shares Outstanding	15,177,899	1,239,352	306,184
Net Asset Value Per Share ($)	**12.09**	**12.09**	**12.10**

See notes to financial statements.

STATEMENT OF OPERATIONS
Six Months Ended October 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**5,097,018**
Expenses:	
Management fee–Note 3(a)	567,984
Shareholder servicing costs–Note 3(c)	325,155
Distribution fees–Note 3(b)	58,198
Professional fees	15,144
Registration fees	12,423
Custodian fees–Note 3(c)	11,705
Prospectus and shareholders' reports	8,690
Trustees' fees and expenses–Note 3(d)	8,108
Interest expense–Note 2	1,092
Loan commitment fees–Note 2	1,001
Miscellaneous	13,614
Total Expenses	**1,023,114**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(6,655)
Net Expenses	**1,016,459**
Investment Income–Net	**4,080,559**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	338,107
Net unrealized appreciation (depreciation) on investments	(2,939,120)
Net Realized and Unrealized Gain (Loss) on Investments	**(2,601,013)**
Net Increase in Net Assets Resulting from Operations	**1,479,546**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30, 2007
Operations ($):		
Investment income–net	4,080,559	8,480,985
Net realized gain (loss) on investments	338,107	153,379
Net unrealized appreciation (depreciation) on investments	(2,939,120)	2,094,317
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,479,546**	**10,728,681**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(3,712,514)	(7,456,243)
Class B shares	(306,951)	(881,629)
Class C shares	(60,849)	(141,040)
Total Dividends	**(4,080,314)**	**(8,478,912)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	6,702,545	10,428,304
Class B shares	19,069	325,292
Class C shares	150,558	176,749
Dividends reinvested:		
Class A shares	2,829,909	5,665,930
Class B shares	210,490	591,464
Class C shares	39,845	85,868
Cost of shares redeemed:		
Class A shares	(10,061,621)	(24,632,519)
Class B shares	(6,501,957)	(8,823,104)
Class C shares	(464,001)	(986,803)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(7,075,163)**	**(17,168,819)**
Total Increase (Decrease) in Net Assets	**(9,675,931)**	**(14,919,050)**
Net Assets ($):		
Beginning of Period	211,875,593	226,794,643
End of Period	**202,199,662**	**211,875,593**
Undistributed investment income–net	245	–

	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30, 2007
Capital Share Transactions:		
Class A [a]		
Shares sold	554,130	853,914
Shares issued for dividends reinvested	234,631	463,509
Shares redeemed	(835,479)	(2,018,529)
Net Increase (Decrease) in Shares Outstanding	**(46,718)**	**(701,106)**
Class B [a]		
Shares sold	1,581	26,617
Shares issued for dividends reinvested	17,445	48,392
Shares redeemed	(537,962)	(721,402)
Net Increase (Decrease) in Shares Outstanding	**(518,936)**	**(646,393)**
Class C		
Shares sold	12,449	14,450
Shares issued for dividends reinvested	3,301	7,021
Shares redeemed	(38,225)	(80,644)
Net Increase (Decrease) in Shares Outstanding	**(22,475)**	**(59,173)**

[a] *During the period ended October 31, 2007, 286,685 Class B shares representing $3,465,499 were automatically converted to 286,685 Class A shares and during the period ended April 30, 2007, 2,629,390 Class B shares representing $214,844 were automatically converted to 214,883 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	12.24	12.12	12.36	12.12	12.37	11.82
Investment Operations:						
Investment income−net[a]	.24	.48	.48	.48	.51	.55
Net realized and unrealized gain (loss) on investments	(.15)	.12	(.24)	.24	(.25)	.55
Total from Investment Operations	.09	.60	.24	.72	.26	1.10
Distributions:						
Dividends from investment income−net	(.24)	(.48)	(.48)	(.48)	(.51)	(.55)
Dividends from net realized gain on investments	–	–	(.00)[b]	–	–	(.00)[b]
Total Distributions	(.24)	(.48)	(.48)	(.48)	(.51)	(.55)
Net asset value, end of period	12.09	12.24	12.12	12.36	12.12	12.37
Total Return (%)[c]	.78[d]	5.04	1.96	6.03	2.12	9.49
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.93[e]	.91	.91	.93	.92	.93
Ratio of net expenses to average net assets	.92[e]	.91	.91	.93	.92	.93
Ratio of net investment income to average net assets	4.01[e]	3.94	3.87	3.90	4.15	4.53
Portfolio Turnover Rate	7.21[d]	5.67	14.38	4.33	20.40	32.27
Net Assets, end of period ($ x 1,000)	183,507	186,327	192,953	202,323	213,004	234,408

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2007 (Unaudited)	2007	Year Ended April 30, 2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	12.24	12.12	12.36	12.12	12.37	11.83
Investment Operations:						
Investment income−net[a]	.21	.42	.41	.42	.45	.49
Net realized and unrealized gain (loss) on investments	(.15)	.12	(.24)	.24	(.25)	.54
Total from Investment Operations	.06	.54	.17	.66	.20	1.03
Distributions:						
Dividends from investment income−net	(.21)	(.42)	(.41)	(.42)	(.45)	(.49)
Dividends from net realized gain on investments	−	−	(.00)[b]	−	−	(.00)[b]
Total Distributions	(.21)	(.42)	(.41)	(.42)	(.45)	(.49)
Net asset value, end of period	12.09	12.24	12.12	12.36	12.12	12.37
Total Return (%)[c]	.52[d]	4.51	1.43	5.49	1.61	8.86
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.46[e]	1.41	1.42	1.43	1.42	1.44
Ratio of net expenses to average net assets	1.45[e]	1.41	1.42	1.43	1.42	1.44
Ratio of net investment income to average net assets	3.48[e]	3.43	3.35	3.40	3.65	4.01
Portfolio Turnover Rate	7.21[d]	5.67	14.38	4.33	20.40	32.27
Net Assets, end of period ($ x 1,000)	14,988	21,524	29,140	37,811	50,140	57,892

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	12.25	12.12	12.37	12.12	12.38	11.83
Investment Operations:						
Investment income−net[a]	.19	.39	.38	.39	.41	.46
Net realized and unrealized gain (loss) on investments	(.14)	.13	(.25)	.25	(.26)	.55
Total from Investment Operations	.05	.52	.13	.64	.15	1.01
Distributions:						
Dividends from investment income−net	(.20)	(.39)	(.38)	(.39)	(.41)	(.46)
Dividends from net realized gain on investments	–	–	(.00)[b]	–	–	(.00)[b]
Total Distributions	(.20)	(.39)	(.38)	(.39)	(.41)	(.46)
Net asset value, end of period	12.10	12.25	12.12	12.37	12.12	12.38
Total Return (%)[c]	.39[d]	4.33	1.09	5.31	1.26	8.66
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.72[e]	1.67	1.69	1.69	1.68	1.70
Ratio of net expenses to average net assets	1.72[e]	1.67	1.69	1.69	1.68	1.70
Ratio of net investment income to average net assets	3.23[e]	3.18	3.10	3.14	3.37	3.74
Portfolio Turnover Rate	7.21[d]	5.67	14.38	4.33	20.40	32.27
Net Assets, end of period ($ x 1,000)	3,704	4,025	4,702	5,650	6,185	6,128

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is regis-tered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment com-pany and operates as a series company that offers ten series including the Maryland Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this trans-action, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned sub-sidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $9,582,603 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2007. If not applied, $827,067 of the carryover expires in fiscal 2011, $1,838,009 expires in fiscal 2012 and $6,917,527 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2007 was as follows: tax exempt income $8,478,912. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2007 was approximately $20,000, with a related weighted average annualized interest rate of 5.46%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2007, the Distributor retained $1,988 from commissions earned on sales of the fund's Class A shares and $18,888 and $392 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2007, Class B and Class C shares were charged $44,050 and $14,148, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2007, Class A, Class B and Class C shares were charged $231,434, $22,025 and $4,716, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund.

During the period ended October 31, 2007, the fund was charged $34,582 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, for providing custodial services for the fund for the four months ended October 31, 2007, the fund was charged $7,854. Prior to becoming an affiliate, The Bank of New York was paid $3,851 for custody services to the fund for the two months ended June 30, 2007.

During the period ended October 31, 2007, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $94,388, Rule 12b-1 distribution plan fees $8,753, shareholder services plan fees $42,904, custodian fees $5,619, chief compliance officer fees $2,812 and transfer agency per account fees $11,331.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2007, amounted to $14,598,094 and $21,703,395, respectively.

At October 31, 2007, accumulated net unrealized appreciation on investments was $4,130,031, consisting of $6,030,438 gross unrealized appreciation and $1,900,407 gross unrealized depreciation.

At October 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

At a meeting of the Board of Trustees held on July 24, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex generally, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, comparing the fund's performance to a group of comparable funds

(the "Performance Group") and to a broader group of funds, (the "Performance Universe"), selected by Lipper. The Board members had been provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members noted that the fund's yield performance for the past ten one-year periods ended May 31 (1998-2007) was equal to or higher than the Performance Group median for each reported time period, except the one-year period ended May 31, 2005, when it was slightly lower than the median. The Board noted that the fund's yield performance was higher than the Performance Universe median for each reported time period. The Board members then reviewed the fund's total return performance for various periods ended May 31, 2007, and noted that the fund's performance was equal to or higher than the Performance Group and Performance Universe medians for each reported time period except the ten-year period. The Manager also provided a comparison of the fund's calendar year total returns to the returns of its Lipper category average for the prior ten years.

The Board members also discussed the fund's management fee and expense ratio as compared to a comparable group of funds (the "Expense Group") that was composed of the same funds included in the Performance Group and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board noted that the fund's management fee was higher than the Expense Group and Expense Universe medians. The Board noted that the fund's total expense ratio was equal to the Expense Group median and slightly higher than the Expense Universe median.

Representatives of the Manager informed the Board members that there were no mutual funds, separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of a fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager and its affiliates from acting as investment adviser to the fund and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentages determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the services provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Maryland Series**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: PSMDX   Class B: PMDBX   Class C: PMDCX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0052SA1007

Dreyfus Premier State Municipal Bond Fund, Massachusetts Series

SEMIANNUAL REPORT October 31, 2007



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Massachusetts Series, covering the six-month period from May 1, 2007, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. financial markets. The third quarter of 2007 provided greater swings in security valuations than we've seen in several years, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector to other credit-sensitive areas of the fixed-income markets. While we saw no change in the underlying credit fundamentals of municipal bonds, the tax-exempt market nonetheless suffered bouts of liquidity concerns over the summer before rebounding in the early fall.

In our view, these developments signaled a shift to a new phase of the credit cycle in which the price of risk has increased. Although the housing downturn and sub-prime turmoil may persist for the next few months or quarters, fiscal conditions have remained sound for most municipal bond issuers and lower short-term interest rates from the Federal Reserve Board should help forestall a more severe economic downturn. In addition, turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you reposition your tax-exempt investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of May 1, 2007, through October 31, 2007, as provided by Douglas Gaylor, Portfolio Manager

Fund and Market Performance Overview

Municipal bonds encountered heightened volatility in July and August when credit concerns originating among sub-prime mortgages spread to other areas of the financial markets. A subsequent rebound offset a portion of the bond market's previous losses, enabling the fund's benchmark to post a mildly positive total return. The fund's returns were driven primarily by its seasoned holdings of income-oriented securities and an average duration that was shorter than industry averages.

For the six-month period ended October 31, 2007, the Massachusetts Series achieved total returns of 0.71% for Class A shares, 0.43% for Class B shares, 0.33% for Class C shares and 0.82% for Class Z shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 1.30% for the same period.[2] In addition, the fund is reported in the Lipper Massachusetts Municipal Debt Funds category, and the average total return for all funds reported in this category was 0.48% for the reporting period.[3]

The Fund's Investment Approach

The fund seeks to maximize current income exempt from federal income tax and Massachusetts state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Massachusetts state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environments. We may also look to select bonds that are most likely to obtain attractive prices when sold.

Sub-Prime Woes Affected Municipal Bonds Despite Sound Credit Fundamentals

At the start of the reporting period, a moderate economic slowdown, mild inflation and robust investor demand had helped keep municipal bond prices within a relatively narrow range. However, market conditions changed dramatically in July and August, when turmoil in the sub-prime mortgage sector of the taxable bond market spread to other fixed-income sectors. Although we saw no evidence of credit deterioration among municipal bond issuers, the tax-exempt market was affected by selling pressure from highly leveraged hedge funds and other institutional investors, which were attempting to raise cash for redemptions and margin calls.

The market subsequently rebounded as investors recognized that underlying fundamentals had not changed, but a flood of new supply in the early fall put downward pressure on prices when several states securitized their settlements of litigation with U.S. tobacco companies. As a result, municipal bond prices generally ended the reporting period lower than where they began.

Seasoned Holdings Weathered the Downturn Relatively Well

The fund's holdings of seasoned Massachusetts municipal bonds, most of which were purchased at higher yields than are available

today, contributed positively to the fund's performance. In addition, the fund generally benefited from its average duration, which had contracted to a relatively short position when the fund absorbed the assets of Dreyfus Massachusetts Intermediate Municipal Bond Fund in the spring. The addition of intermediate-term bonds helped the fund avoid the brunt of market turbulence, which was especially severe at the longer end of the market's maturity range.

Although Massachusetts has been affected along with other states by a declining housing market and slower economic growth, its diversified economic base has enabled it to achieve a balanced budget and a relatively sound fiscal condition for most of its municipalities. Nonetheless, the supply of newly issued Massachusetts municipal bonds was ample during the reporting period.

Adapting to the New Market Environment

The Federal Reserve Board attempted to improve liquidity in the financial markets and forestall a potential recession by reducing key interest rates in August, September and October. Accordingly, we intend to adjust the fund's composition by gradually reducing its holdings of lower-yielding intermediate-term bonds and increasing its exposure to longer-term, income-oriented securities that, in our view, exhibit strong quality and liquidity characteristics.

November 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Class Z is not subject to any initial or deferred sales charge. Past performance is no guarantee of future results. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Massachusetts residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Massachusetts Series from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2007

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 4.59	$ 7.41	$ 8.46	$ 3.48
Ending value (after expenses)	$1,007.10	$1,004.30	$1,003.30	$1,008.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 4.62	$ 7.46	$ 8.52	$ 3.51
Ending value (after expenses)	$1,020.56	$1,017.75	$1,016.69	$1,021.67

† *Expenses are equal to the fund's annualized expense ratio of .91% for Class A, 1.47% for Class B, 1.68% for Class C and .69% for Class Z; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2007 (Unaudited)

Long-Term Municipal Investments—98.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts—86.4%				
Bellingham (Insured; AMBAC)	5.00	3/1/17	1,945,000	2,046,996
Bellingham (Insured; AMBAC)	5.00	3/1/18	2,040,000	2,136,145
Bellingham (Insured; AMBAC)	5.00	3/1/19	2,140,000	2,240,858
Bellingham (Insured; AMBAC)	5.00	3/1/20	2,245,000	2,350,807
Boston	5.75	2/1/10	1,000,000 a	1,050,100
Boston	5.75	2/1/10	3,945,000 a	4,142,644
Boston, Convention Center Loan, Special Obligation Bonds (Insured; AMBAC)	5.00	5/1/16	1,750,000	1,844,255
Boston Industrial Development Financing Authority, Sewage Facility Revenue (Harbor Electric Energy Company Project)	7.38	5/15/15	1,640,000	1,653,038
Boston Water and Sewer Commission, Revenue	5.00	11/1/20	2,000,000	2,120,320
Brookline	5.25	4/1/20	3,860,000	4,031,847
Fall River (Insured; MBIA)	5.25	6/1/10	1,000,000	1,011,410
Greater Lawrence Sanitation District, GO (Insured; MBIA)	5.75	6/15/10	1,425,000 a	1,520,760
Holliston (Insured; MBIA)	5.25	4/1/20	1,655,000	1,768,119
Holyoke Gas and Electric Department, Revenue (Insured; MBIA)	5.38	12/1/15	1,245,000	1,342,583
Hopkinton	5.00	9/1/17	1,735,000	1,830,477
Hopkinton	5.00	9/1/18	1,735,000	1,820,640
Hopkinton	5.00	9/1/19	1,735,000	1,820,640
Hopkinton	5.00	9/1/20	1,735,000	1,820,640
Marblehead	5.00	8/15/23	1,835,000	1,925,796
Marblehead	5.00	8/15/24	1,925,000	2,017,920
Massachusetts	5.25	8/1/22	2,650,000	2,942,639
Massachusetts	4.14	11/1/25	5,000,000 b	4,851,000

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts (Insured; AMBAC)	6.00	8/1/10	1,500,000	1,600,050
Massachusetts (Insured; FSA)	5.25	9/1/23	1,000,000	1,116,170
Massachusetts, Consolidated Loan	5.00	3/1/15	60,000 a	65,067
Massachusetts, Consolidated Loan (Insured; FSA)	5.13	3/1/12	3,000,000 a	3,189,960
Massachusetts, Consolidated Loan (Insured; MBIA)	5.38	8/1/12	1,000,000 a	1,079,750
Massachusetts, Federal Highway	5.50	12/15/09	1,000,000	1,043,130
Massachusetts, Federal Highway, GAN	5.50	6/15/14	1,000,000	1,030,110
Massachusetts Bay Transportation Authority (General Transportation Systems)	6.20	3/1/16	2,055,000	2,334,829
Massachusetts Bay Transportation Authority (General Transportation Systems)	7.00	3/1/21	1,000,000	1,225,080
Massachusetts Bay Transportation Authority, Assessment Revenue	5.25	7/1/10	905,000 a	946,938
Massachusetts Bay Transportation Authority, Assessment Revenue	5.25	7/1/10	3,000,000 a	3,139,020
Massachusetts Bay Transportation Authority, Assessment Revenue	5.00	7/1/21	2,400,000	2,532,648
Massachusetts Bay Transportation Authority, Assessment Revenue	5.25	7/1/30	590,000	609,352
Massachusetts Bay Transportation Authority, Sales Tax Revenue	5.00	7/1/12	1,000,000 a	1,063,360
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue	5.00	7/1/21	1,000,000	1,085,200
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue (Insured; MBIA)	5.50	7/1/27	3,000,000	3,454,830
Massachusetts College Building Authority, Project Revenue (Insured; MBIA)	0.00	5/1/26	5,385,000	2,330,036

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Development Finance Agency, Higher Education Revenue (Emerson College Issue)	5.00	1/1/22	1,325,000	1,366,194
Massachusetts Development Finance Agency, Revenue (Assumption College Issue) (Insured; Radian)	6.00	3/1/30	1,905,000	2,002,707
Massachusetts Development Finance Agency, Revenue (Landmark School Issue) (Insured; Radian)	5.25	6/1/29	1,100,000	1,103,586
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue)	6.75	1/1/10	2,000,000 [a]	2,155,760
Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue)	6.38	7/1/13	1,000,000 [a]	1,150,600
Massachusetts Development Finance Agency, Revenue (Mount Holyoke College Issue)	5.25	7/1/31	5,000,000	5,205,700
Massachusetts Development Finance Agency, Revenue (Neville Communities Home, Inc. Project) (Collateralized; GNMA)	5.75	6/20/22	600,000	660,828
Massachusetts Development Finance Agency, Revenue (Neville Communities Home, Inc. Project) (Collateralized; GNMA)	6.00	6/20/44	1,500,000	1,636,125
Massachusetts Development Finance Agency, Revenue (Wheelock College Issue)	5.25	10/1/37	2,500,000	2,500,850
Massachusetts Development Finance Agency, RRR (Ogden Haverhill Project)	5.50	12/1/19	1,200,000	1,221,216
Massachusetts Development Finance Agency, RRR (SEMASS System) (Insured; MBIA)	5.63	1/1/14	2,000,000	2,154,000
Massachusetts Development Finance Agency, SWDR (Dominion Energy Brayton Point Issue)	5.00	2/1/36	2,000,000	1,961,280

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; AMBAC)	5.70	7/1/11	445,000	448,507
Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; AMBAC)	5.00	1/1/13	1,440,000	1,466,078
Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; AMBAC)	5.85	7/1/14	320,000	322,742
Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; AMBAC)	4.70	1/1/27	5,000,000	4,895,150
Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; MBIA)	5.13	12/1/14	475,000	475,960
Massachusetts Health and Educational Facilities Authority, Healthcare System Revenue (Covenant Health Systems Obligated Group Issue)	6.50	7/1/17	1,485,000	1,612,458
Massachusetts Health and Educational Facilities Authority, Healthcare System Revenue (Covenant Health Systems Obligated Group Issue)	6.00	7/1/22	5,100,000	5,403,756
Massachusetts Health and Educational Facilities Authority, Revenue (Community College Program) (Insured; AMBAC)	5.25	10/1/26	2,845,000	2,943,067
Massachusetts Health and Educational Facilities Authority, Revenue (Hallmark Health System Issue) (Insured; FSA)	5.25	7/1/10	2,055,000	2,096,963
Massachusetts Health and Educational Facilities Authority, Revenue (Harvard Pilgrim Health Care Issue) (Insured; FSA)	5.25	7/1/11	1,675,000	1,705,519
Massachusetts Health and Educational Facilities Authority, Revenue (Harvard University Issue)	6.00	7/1/10	2,500,000 [a]	2,686,100

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Health and Educational Facilities Authority, Revenue (Harvard University Issue)	5.00	7/15/22	2,945,000	3,075,140
Massachusetts Health and Educational Facilities Authority, Revenue (Harvard University Issue)	5.00	7/15/35	1,030,000	1,068,244
Massachusetts Health and Educational Facilities Authority, Revenue (Massachusetts Institute of Technology Issue)	5.25	7/1/33	5,000,000	5,653,700
Massachusetts Health and Educational Facilities Authority, Revenue (Milford-Whitinsville Regional Hospital Issue)	6.50	7/15/12	2,250,000 [a]	2,544,300
Massachusetts Health and Educational Facilities Authority, Revenue (New England Medical Center Hospitals Issue) (Insured; FGIC)	5.38	5/15/12	1,950,000 [a]	2,099,214
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	5.75	7/1/11	1,290,000 [a]	1,400,127
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	6.00	7/1/11	1,100,000 [a]	1,203,290
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	6.00	7/1/16	1,520,000	1,648,227
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	6.00	7/1/17	45,000	48,796
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	5.00	7/1/20	1,200,000	1,227,540

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	5.75	7/1/32	60,000	63,926
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	5.00	7/1/47	5,000,000	4,980,800
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue) (Insured; MBIA)	5.13	7/1/11	1,000,000	1,011,230
Massachusetts Health and Educational Facilities Authority, Revenue (Springfield College Issue) (Insured; Radian)	5.13	10/15/23	1,100,000	1,117,006
Massachusetts Health and Educational Facilities Authority, Revenue (The Schepens Eye Research Institute, Inc. Issue) (Insured; ACA)	6.50	7/1/28	2,100,000	2,225,223
Massachusetts Health and Educational Facilities Authority, Revenue (Tufts University Issue)	5.50	8/15/17	1,700,000	1,919,317
Massachusetts Health and Educational Facilities Authority, Revenue (Tufts University Issue)	5.50	8/15/18	1,625,000	1,840,605
Massachusetts Health and Educational Facilities Authority, Revenue (Tufts University Issue)	5.25	2/15/30	2,000,000	2,055,400
Massachusetts Health and Educational Facilities Authority, Revenue (UMass Memorial Issue)	5.25	7/1/25	1,895,000	1,906,143
Massachusetts Health and Educational Facilities Authority, Revenue (UMass Memorial Issue)	5.00	7/1/33	1,070,000	1,021,561
Massachusetts Housing Finance Agency, Housing Development Revenue (Insured; MBIA)	5.40	6/1/20	345,000	349,471

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Massachusetts Housing Finance Agency, Housing Revenue	5.00	12/1/24	1,620,000	1,626,691
Massachusetts Housing Finance Agency, Housing Revenue	5.00	12/1/26	1,250,000	1,255,163
Massachusetts Housing Finance Agency, Housing Revenue	5.00	12/1/28	2,000,000	1,990,880
Massachusetts Housing Finance Agency, Housing Revenue	5.00	6/1/30	2,000,000	2,028,460
Massachusetts Housing Finance Agency, Housing Revenue	5.25	12/1/33	2,000,000	2,015,780
Massachusetts Housing Finance Agency, Housing Revenue	5.10	6/1/37	3,000,000	2,988,510
Massachusetts Housing Finance Agency, Housing Revenue	5.10	12/1/37	2,180,000	2,171,585
Massachusetts Housing Finance Agency, Housing Revenue	5.20	12/1/37	2,000,000	2,020,200
Massachusetts Industrial Finance Agency, RRR (Ogden Haverhill Project)	5.60	12/1/19	2,000,000	2,044,860
Massachusetts Industrial Finance Agency, Water Treatment Revenue (Massachusetts-American Hingham Project)	6.95	12/1/35	2,790,000	2,830,176
Massachusetts Municipal Wholesale Electric Company, Power Supply Project Revenue (Nuclear Project Number 4 Issue) (Insured; MBIA)	5.25	7/1/14	2,000,000	2,137,340
Massachusetts Water Pollution Abatement Trust (Pool Program)	5.38	8/1/27	3,065,000	3,166,053
Massachusetts Water Resources Authority, General Revenue (Insured; MBIA)	5.20	8/1/11	1,000,000 [a]	1,067,070
Massachusetts Water Resources Authority, General Revenue (Insured; MBIA)	5.25	8/1/21	1,500,000	1,635,510
Massachusetts Water Resources Authority, General Revenue (Insured; MBIA)	5.25	8/1/26	2,000,000	2,158,980
Medford (Insured; AMBAC)	5.00	3/15/19	1,155,000	1,209,909

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts (continued)				
Narragansett Regional School District, GO (Insured; AMBAC)	6.50	6/1/16	1,205,000	1,304,834
Pittsfield (Insured; MBIA)	5.13	4/15/22	1,500,000	1,591,515
Route 3 North Transportation Improvement Association, LR (Insured; MBIA)	5.75	6/15/10	1,500,000 [a]	1,587,075
Route 3 North Transportation Improvement Association, LR (Insured; MBIA)	5.75	6/15/10	1,000,000 [a]	1,058,050
Sandwich (Insured; MBIA)	5.00	7/15/19	1,000,000	1,073,060
Springfield, Municipal Purpose Loan (Insured; FGIC)	5.00	8/1/11	1,000,000 [a]	1,061,560
Triton Regional School District (Insured; FGIC)	5.25	4/1/19	1,420,000	1,501,806
Triton Regional School District (Insured; FGIC)	5.25	4/1/20	1,420,000	1,501,806
Westfield (Insured; FGIC)	6.50	5/1/10	1,750,000 [a]	1,894,393
U.S. Related—11.6%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	2,000,000 [a]	2,120,580
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	2,000,000 [a]	2,120,580
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.38	5/15/33	2,020,000	2,019,939
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.50	5/15/39	1,245,000	1,247,191
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	5,000,000	321,650
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/25	1,500,000	1,565,130

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/30	2,000,000	2,075,280
Puerto Rico Commonwealth, Public Improvement (Insured; FSA)	5.25	7/1/14	1,000,000	1,093,560
Puerto Rico Commonwealth, Public Improvement (Insured; XLCA)	5.25	7/1/17	1,460,000	1,613,052
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.00	7/1/31	2,000,000	2,030,080
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	0.00	7/1/35	6,840,000	1,803,913
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; FGIC)	5.50	7/1/19	1,000,000	1,134,200
Puerto Rico Public Buildings Authority, Guaranteed Government Facilities Revenue	5.75	7/1/22	1,900,000	2,129,995
Puerto Rico Public Buildings Authority, Guaranteed Government Facilities Revenue (Insured; AMBAC)	6.25	7/1/15	1,100,000	1,290,894
Puerto Rico Sales Tax Financing Corporation, Sales Tax Revenue	5.25	8/1/57	3,000,000	3,102,720
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	5.63	10/1/10	525,000	538,340
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Matching Fund Loan Notes (Subordinated Lien/Capital Program)	5.88	10/1/18	500,000	507,930
Virgin Islands Water and Power Authority, Electric System Revenue (Insured; Radian)	5.13	7/1/11	1,000,000	1,017,140
Total Long-Term Municipal Investments (cost $226,838,421)				**234,423,010**

Short-Term Municipal Investment−.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts;				
Massachusetts, Consolidated Loan (Liquidity Facility; Dexia Credit Locale) (cost $1,000,000)	3.57	11/1/07	1,000,000 c	**1,000,000**
Total Investments (cost $227,838,421)			**98.4%**	**235,423,010**
Cash and Receivables (Net)			**1.6%**	**3,918,074**
Net Assets			**100.0%**	**239,341,084**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Variable rate security—interest rate subject to periodic change.

c Securities payable on demand. Variable interest rate—subject to periodic change.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	48.8
AA		Aa		AA	32.4
A		A		A	6.8
BBB		Baa		BBB	10.2
F1		MIG1/P1		SP1/A1	.4
Not Rated d		Not Rated d		Not Rated d	1.4
					100.0

† *Based on total investments.*

d *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
October 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	227,838,421	235,423,010
Cash		612,611
Interest receivable		3,533,437
Receivable for shares of Beneficial Interest subscribed		28,280
Prepaid expenses		17,929
		239,615,267
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		146,353
Payable for shares of Beneficial Interest redeemed		90,400
Accrued expenses		37,430
		274,183
Net Assets ($)		**239,341,084**
Composition of Net Assets ($):		
Paid-in capital		231,481,525
Accumulated undistributed investment income–net		7,752
Accumulated net realized gain (loss) on investments		267,218
Accumulated net unrealized appreciation (depreciation) on investments		7,584,589
Net Assets ($)		**239,341,084**

Net Asset Value Per Share

	Class A	Class B	Class C	Class Z
Net Assets ($)	46,742,688	3,505,242	3,314,495	185,778,659
Shares Outstanding	4,059,466	304,743	287,621	16,135,719
Net Asset Value Per Share ($)	**11.51**	**11.50**	**11.52**	**11.51**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**5,916,472**
Expenses:	
Management fee−Note 3(a)	663,807
Shareholder servicing costs−Note 3(c)	176,875
Distribution fees−Note 3(b)	21,540
Registration fees	16,434
Custodian fees−Note 3(c)	15,109
Professional fees	12,035
Prospectus and shareholders' reports	8,356
Trustees' fees and expenses−Note 3(d)	2,095
Loan commitment fees−Note 2	1,011
Miscellaneous	15,883
Total Expenses	**933,145**
Less−reduction in custody fees due to earnings credits−Note 1(b)	(13,113)
Net Expenses	**920,032**
Investment Income−Net	**4,996,440**
Realized and Unrealized Gain (Loss) on Investments−Note 4 ($):	
Net realized gain (loss) on investments	(107,844)
Net unrealized appreciation (depreciation) on investments	(3,033,345)
Net Realized and Unrealized Gain (Loss) on Investments	**(3,141,189)**
Net Increase in Net Assets Resulting from Operations	**1,855,251**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30, 2007
Operations ($):		
Investment income–net	4,996,440	8,002,146
Net realized gain (loss) on investments	(107,844)	608,753
Net unrealized appreciation (depreciation) on investments	(3,033,345)	3,268,186
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,855,251**	**11,879,085**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(941,086)	(2,009,918)
Class B shares	(63,000)	(157,804)
Class C shares	(53,393)	(127,689)
Class Z shares	(3,931,209)	(5,676,900)
Net realized gain on investments:		
Class A shares	–	(140,838)
Class B shares	–	(12,166)
Class C shares	–	(10,772)
Class Z shares	–	(365,469)
Total Dividends	**(4,988,688)**	**(8,501,556)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	3,744,573	6,044,925
Class B shares	3	19,823
Class C shares	254,101	242,638
Class Z shares	3,024,237	4,249,546
Net assets received in connection with reorganization–Note 1	–	61,190,890

	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30, 2007
Beneficial Interest Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	673,526	1,538,233
Class B shares	35,284	94,674
Class C shares	36,963	88,733
Class Z shares	2,983,254	4,480,017
Cost of shares redeemed:		
Class A shares	(6,067,522)	(8,930,354)
Class B shares	(373,823)	(1,457,492)
Class C shares	(451,081)	(1,323,315)
Class Z shares	(13,499,315)	(14,091,868)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(9,639,800)**	**52,146,450**
Total Increase (Decrease) in Net Assets	**(12,773,237)**	**55,523,979**
Net Assets ($):		
Beginning of Period	252,114,321	196,590,342
End of Period	**239,341,084**	**252,114,321**
Undistributed investment income–net	7,752	–

	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30, 2007
Capital Share Transactions:		
Class A[a]		
Shares sold	324,445	519,032
Shares issued for dividends reinvested	58,608	131,940
Shares redeemed	(528,834)	(765,038)
Net Increase (Decrease) in Shares Outstanding	**(145,781)**	**(114,066)**
Class B[a]		
Shares sold	−	1,702
Shares issued for dividends reinvested	3,075	8,123
Shares redeemed	(32,530)	(125,102)
Net Increase (Decrease) in Shares Outstanding	**(29,455)**	**(115,277)**
Class C		
Shares sold	22,041	20,734
Shares issued for dividends reinvested	3,214	7,597
Shares redeemed	(39,288)	(113,868)
Net Increase (Decrease) in Shares Outstanding	**(14,033)**	**(85,537)**
Class Z		
Shares sold	263,045	364,842
Shares issued in connection with reorganization−Note 1	−	5,383,966
Shares issued for dividends reinvested	259,654	383,788
Shares redeemed	(1,168,625)	(1,208,407)
Net Increase (Decrease) in Shares Outstanding	**(645,926)**	**4,924,189**

[a] *During the period ended October 31, 2007, 18,547 Class B shares representing $212,992, were automatically converted to 18,531 Class A shares and during the period ended April 30, 2007, 40,513 Class B shares representing $474,253 were automatically converted to 40,467 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	11.66	11.56	11.87	11.50	11.80	11.30
Investment Operations:						
Investment income—net[a]	.23	.47	.46	.46	.46	.50
Net realized and unrealized gain (loss) on investments	(.15)	.12	(.29)	.39	(.21)	.50
Total from Investment Operations	.08	.59	.17	.85	.25	1.00
Distributions:						
Dividends from investment income—net	(.23)	(.46)	(.46)	(.46)	(.46)	(.50)
Dividends from net realized gain on investments	–	(.03)	(.02)	(.02)	(.09)	–
Total Distributions	(.23)	(.49)	(.48)	(.48)	(.55)	(.50)
Net asset value, end of period	11.51	11.66	11.56	11.87	11.50	11.80
Total Return (%)[b]	.71[c]	5.23	1.48	7.54	2.15	9.04
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.93[d]	.92	.92	.97	.99	.98
Ratio of net expenses to average net assets	.91[d]	.92	.92	.97	.99	.98
Ratio of net investment income to average net assets	3.99[d]	3.99	3.92	3.96	3.94	4.35
Portfolio Turnover Rate	13.01[c]	30.97	34.00	43.92	46.61	70.83
Net Assets, end of period ($ x 1,000)	46,743	49,034	49,913	51,884	50,624	56,826

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	11.65	11.54	11.86	11.50	11.80	11.29
Investment Operations:						
Investment income−net[a]	.20	.40	.40	.40	.40	.44
Net realized and unrealized gain (loss) on investments	(.15)	.14	(.30)	.38	(.21)	.51
Total from Investment Operations	.05	.54	.10	.78	.19	.95
Distributions:						
Dividends from investment income−net	(.20)	(.40)	(.40)	(.40)	(.40)	(.44)
Dividends from net realized gain on investments	−	(.03)	(.02)	(.02)	(.09)	−
Total Distributions	(.20)	(.43)	(.42)	(.42)	(.49)	(.44)
Net asset value, end of period	11.50	11.65	11.54	11.86	11.50	11.80
Total Return (%)[b]	.43[c]	4.77	.86	6.89	1.62	8.58
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.49[d]	1.45	1.45	1.49	1.51	1.48
Ratio of net expenses to average net assets	1.47[d]	1.45	1.45	1.49	1.51	1.48
Ratio of net investment income to average net assets	3.44[d]	3.47	3.39	3.44	3.41	3.80
Portfolio Turnover Rate	13.01[c]	30.97	34.00	43.92	46.61	70.83
Net Assets, end of period ($ x 1,000)	3,505	3,893	5,188	6,239	6,990	6,944

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	11.67	11.56	11.88	11.51	11.82	11.31
Investment Operations:						
Investment income—net [a]	.19	.38	.37	.37	.38	.41
Net realized and unrealized gain (loss) on investments	(.15)	.14	(.30)	.39	(.23)	.52
Total from Investment Operations	.04	.52	.07	.76	.15	.93
Distributions:						
Dividends from investment income—net	(.19)	(.38)	(.37)	(.37)	(.37)	(.42)
Dividends from net realized gain on investments	−	(.03)	(.02)	(.02)	(.09)	−
Total Distributions	(.19)	(.41)	(.39)	(.39)	(.46)	(.42)
Net asset value, end of period	11.52	11.67	11.56	11.88	11.51	11.82
Total Return (%) [b]	.33 [c]	4.53	.64	6.74	1.29	8.31
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.69 [d]	1.67	1.66	1.72	1.74	1.71
Ratio of net expenses to average net assets	1.68 [d]	1.67	1.66	1.71	1.74	1.71
Ratio of net investment income to average net assets	3.24 [d]	3.24	3.18	3.20	3.15	3.50
Portfolio Turnover Rate	13.01 [c]	30.97	34.00	43.92	46.61	70.83
Net Assets, end of period ($ x 1,000)	3,314	3,520	4,478	4,214	3,680	2,532

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class Z Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,		
		2007	2006	2005[a]
Per Share Data ($):				
Net asset value, beginning of period	11.66	11.55	11.87	11.88
Investment Operations:				
Investment income—net[b]	.24	.48	.48	.25
Net realized and unrealized gain (loss) on investments	(.15)	.15	(.30)	.01
Total from Investment Operations	.09	.63	.18	.26
Distributions:				
Dividends from investment income—net	(.24)	(.49)	(.48)	(.25)
Dividends from net realized gain on investments	–	(.03)	(.02)	(.02)
Total Distributions	(.24)	(.52)	(.50)	(.27)
Net asset value, end of period	11.51	11.66	11.55	11.87
Total Return (%)	.82[c]	5.54	1.56	2.23[c]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.71[d]	.71	.76	.77[d]
Ratio of net expenses to average net assets	.69[d]	.71	.75	.76[d]
Ratio of net investment income to average net assets	4.21[d]	4.20	4.09	4.07[d]
Portfolio Turnover Rate	13.01[c]	30.97	34.00	43.92
Net Assets, end of period ($ x 1,000)	185,779	195,667	137,011	147,338

[a]   *From October 20, 2004 (commencement of initial offering) to April 30, 2005.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *Not annualized.*
[d]   *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers ten series including the Massachusetts Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

As of the close of business on April 24, 2007, pursuant to an Agreement and Plan of reorganization previously approved by the fund's Board of Trustees, all of the assets, subject to liabilities, of Dreyfus Massachusetts Intermediate Municipal Bond Fund were transferred to the fund in exchange for shares of Beneficial Interest of the fund of equal value. Shareholders of Dreyfus Massachusetts Intermediate Municipal Bond Fund received Class Z shares of the fund, in a amount equal to the aggregate net asset value of their investment in Dreyfus Massachusetts Intermediate Municipal Bond Fund at the time of the exchange. The fund's net asset value on the close of business on April 24, 2007 was $11.66 per share for class Z shares, and a total of 5,383,966 Class Z shares representing net assets of $62,789,389 (including $1,598,499 net unrealized depreciation on investments) were issued to shareholders of Dreyfus Massachusetts Intermediate Municipal Bond Fund in the exchange. The exchange was a tax-free event to Dreyfus Massachusetts Intermediate Municipal Bond Fund shareholders.

MBSC Securities Corporation the ("Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value

shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C and Class Z. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are sold at net asset value per share generally only to shareholders who received Class Z shares in exchange for their shares of Dreyfus Massachusetts Tax Exempt Bond Fund as a result of the reorganization of such fund. Class Z shares generally are not available for new accounts. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash

balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would

be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after June 29, 2007 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2007, were as follows: tax exempt income $7,972,311, ordinary income $94,568 and long-term capital gains $434,677. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2007, the Distributor retained $542 from commissions earned on sales of the fund's Class A shares and $3,311 from CDSC on redemptions of the fund's Class B shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the

average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2007, Class B and Class C shares were charged $9,161 and $12,379, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of their shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2007, Class A, Class B and Class C shares were charged $59,064, $4,581, and $4,126, respectively, pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of Class Z shares' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholders accounts, such as answering shareholder inquiries regarding Class Z shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended October 31, 2007, Class Z shares were charged $39,482 pursuant to the Shareholders Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2007, the fund was charged $40,962 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under The fund's pre-existing custody agreement with The Bank of New York, for providing custodial services for the fund for the four months ended October 31, 2007, the fund was charged $8,007. Prior to becoming an affiliate, The Bank of New York was paid $7,102 for custody services to the fund for the two months ended June 30, 2007.

During the period ended October 31, 2007, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $111,479, Rule 12b-1 distribution plan fees $3,593, shareholders services plan fees $11,616, chief compliance officer fees $2,812, custodian fees $4,041 and transfer agency per account fees $12,812.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) A .10% redemption fee is charged and retained by the fund on certain Class Z shares redeemed within thirty days of their issuance.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2007, amounted to $30,935,083 and $41,000,407, respectively.

At October 31, 2007, accumulated net unrealized appreciation on investments was $7,584,589, consisting of $8,559,701 gross unrealized appreciation and $975,112 gross unrealized depreciation.

At October 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

At a meeting of the Board of Trustees held on July 24, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex generally, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio.</u> The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, comparing the fund's performance to a group of comparable funds (the "Performance Group") and to broader group of funds (the

"Performance Universe"), selected Lipper. The Board had been provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members noted that the fund's yield performance for the past ten one-year periods ended May 31 (1998 - 2007) was equal to or higher than the Performance Group medians for the one-year periods ended May 31, 1998, 1999, 2000 and 2007 and lower for the other reported time periods, and that the fund's yield performance was higher than the Performance Universe median for each reported time period. The Board members then reviewed the fund's total return performance for various periods ended May 31, 2007, and noted that the fund's performance was higher than the Performance Group median for each reported time period, except the two-year period, when it was lower, and higher than the Performance Universe median for each reported time period. The Manager also provided a comparison of the fund's calendar year total returns to the returns of its Lipper category average for the prior ten years.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board noted that the fund's management fee and total expense ratio were higher than the Expense Group and Expense Universe medians.

Representatives of the Manager informed the Board members that there were no mutual funds, separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided

with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of a fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager and its affiliates from acting as investment adviser to the fund and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentages determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the services provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to the fund are adequate and appropriate.

- The Board was satisfied with the fund's overall performance.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Massachusetts Series**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: PSMAX   Class B: PBMAX   Class C: PCMAX
                        Class Z: PMAZX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
     144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0063SA1007

Dreyfus Premier State Municipal Bond Fund, Michigan Series

SEMIANNUAL REPORT October 31, 2007



Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Michigan Series, covering the six-month period from May 1, 2007, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. financial markets. The third quarter of 2007 provided greater swings in security valuations than we've seen in several years, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector to other credit-sensitive areas of the fixed-income markets. While we saw no change in the underlying credit fundamentals of municipal bonds, the tax-exempt market nonetheless suffered bouts of liquidity concerns over the summer before rebounding in the early fall.

In our view, these developments signaled a shift to a new phase of the credit cycle in which the price of risk has increased. Although the housing downturn and sub-prime turmoil may persist for the next few months or quarters, fiscal conditions have remained sound for most municipal bond issuers and lower short-term interest rates from the Federal Reserve Board should help forestall a more severe economic downturn. In addition, turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you reposition your tax-exempt investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of May 1, 2007, through October 31, 2007, as provided by Douglas Gaylor, Portfolio Manager

Fund and Market Performance Overview

Municipal bonds encountered heightened volatility in July and August when credit concerns originating among sub-prime mortgages spread to other areas of the financial markets. A subsequent rebound offset a portion of the bond market's previous losses, enabling the fund's benchmark to post a mildly positive total return. The fund's returns were driven primarily by its seasoned holdings of income-oriented securities and an emphasis on higher-quality securities.

For the six-month period ended October 31, 2007, the Michigan Series achieved total returns of 0.55% for Class A shares, 0.31% for Class B shares and 0.24% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 1.30% for the same period.[2] In addition, the fund is reported in the Lipper Michigan Municipal Debt Funds category, and the average total return for all funds reported in this category was 0.41% for the reporting period.[3]

The Fund's Investment Approach

The fund seeks to maximize current income exempt from federal income tax and Michigan state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Michigan state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we

may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

Sub-Prime Woes Affected Municipal Bonds Despite Sound Credit Fundamentals

At the start of the reporting period, a moderate economic slowdown, steady short-term interest rates and robust investor demand had helped keep municipal bond prices within a relatively narrow range. However, market conditions changed dramatically in July and August, when turmoil in the sub-prime mortgage sector of the taxable bond market spread to other fixed-income sectors. Although we saw no evidence of credit deterioration among municipal bond issuers, the tax-exempt market was affected by selling pressure from highly leveraged hedge funds and other institutional investors, which were attempting to raise cash for redemptions and margin calls.

The market subsequently rebounded as investors recognized that underlying fundamentals had not changed, but a flood of new supply in the early fall put downward pressure on prices when several states securitized their settlements of litigation with U.S. tobacco companies. As a result, municipal bond prices generally ended the reporting period lower than where they began.

Seasoned Holdings Weathered the Downturn Relatively Well

The fund's holdings of seasoned Michigan municipal bonds, most of which were purchased at higher yields than are available today, con-

tributed positively to the fund's performance. The fund also generally benefited from our attempts to reduce its exposure to bonds that tend to be more sensitive to challenging state and local economic conditions. On the other hand, the fund's relatively long average duration detracted somewhat from performance, as volatility was especially severe at the longer end of the market's maturity range.

Michigan has been relatively severely affected by declining housing markets and slower economic growth, primarily due to its dependence on the troubled automobile industry. We have continued to carefully monitor the state's fiscal health, and our credit analysts pay close attention to the financial strength of the issuers whose bonds reside in the fund's portfolio.

Adapting to the New Market Environment

The Federal Reserve Board attempted to improve liquidity in the financial markets and forestall a potential recession by reducing key interest rates in August, September and October. In this more uncertain environment, we intend to continue our efforts to upgrade the fund's holdings with longer-term, income-oriented securities that, in our view, exhibit strong quality and liquidity characteristics.

November 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Michigan residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Michigan Series from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2007

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 6.00	$ 9.06	$ 9.71
Ending value (after expenses)	$1,005.50	$1,003.10	$1,002.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 6.04	$ 9.12	$ 9.78
Ending value (after expenses)	$1,019.15	$1,016.09	$1,015.43

† *Expenses are equal to the fund's annualized expense ratio of 1.19% for Class A, 1.80% for Class B and 1.93% for Class C, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2007 (Unaudited)

Long-Term Municipal Investments−103.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan−101.5%				
Allegan Hospital Finance Authority, HR (Allegan General Hospital)	6.88	11/15/17	4,460,000	4,661,726
Allen Park Public Schools, GO−Unlimited Tax (Insured; FSA)	4.25	5/1/33	500,000	469,315
Brighton Area Schools, GO−Unlimited Tax (Insured; AMBAC)	0.00	5/1/14	8,000,000	6,211,920
Brighton Area Schools, GO−Unlimited Tax (Insured; AMBAC)	0.00	5/1/20	3,800,000	2,200,124
Detroit, Water Supply System Revenue (Insured; FGIC)	5.75	7/1/11	4,000,000 [a]	4,337,160
Detroit Community High School, Public School Academy Revenue	5.65	11/1/25	1,200,000	1,176,768
Detroit Community High School, Public School Academy Revenue	5.75	11/1/35	1,215,000	1,181,259
Detroit School District, School Building and Site Improvement Bonds (GO−Unlimited Tax) (Insured; FGIC)	6.00	5/1/20	1,000,000	1,173,130
Detroit School District, School Building and Site Improvement Bonds (GO−Unlimited Tax) (Insured; FGIC)	5.00	5/1/28	3,500,000	3,597,300
Dickinson County Healthcare System, HR (Insured; ACA)	5.50	11/1/13	2,515,000	2,583,559
Dickinson County Healthcare System, HR (Insured; ACA)	5.70	11/1/18	1,800,000	1,846,260
Grand Valley State University, Revenue (Insured; FGIC)	5.25	12/1/10	3,000,000 [a]	3,157,920
Huron Valley School District, GO−Unlimited Tax (Insured; FGIC)	0.00	5/1/18	6,270,000	4,013,991
Kalamazoo Hospital Finance Authority, HR (Borgess Medical Center) (Insured; FGIC)	6.25	6/1/14	2,000,000	2,298,640
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.25	7/1/40	2,000,000	2,152,820

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan (continued)				
Michigan Higher Education Facilities Authority, LOR (Hillsdale College Project)	5.00	3/1/35	1,200,000	1,203,792
Michigan Higher Education Student Loan Authority, Student Loan Revenue (Insured; AMBAC)	5.20	9/1/20	1,540,000	1,587,201
Michigan Hospital Finance Authority, HR (Detroit Medical Center)	8.13	8/15/12	75,000	75,104
Michigan Hospital Finance Authority, HR (MidMichigan Obligated Group)	5.00	4/15/36	1,000,000	993,960
Michigan Hospital Finance Authority, Revenue (Trinity Health Credit Group) (Insured; AMBAC)	6.00	12/1/27	3,500,000	3,732,225
Michigan Housing Development Authority, Limited Obligation MFHR (Deaconess Tower Apartments) (Collateralized; GNMA)	5.25	2/20/48	1,270,000	1,273,632
Michigan Housing Development Authority, Rental Housing Revenue (Insured; FSA)	5.20	10/1/42	2,500,000	2,510,000
Michigan Municipal Bond Authority, Clean Water Revolving Fund Revenue	5.38	10/1/21	10,200,000 [b,c]	10,930,524
Michigan Strategic Fund, LOR (NSF International Project)	5.13	8/1/19	700,000	721,903
Michigan Strategic Fund, LOR (NSF International Project)	5.25	8/1/26	1,000,000	1,023,810
Michigan Strategic Fund, LOR (The Detroit Edison Company Exempt Facilities Project) (Insured; XLCA)	5.25	12/15/32	1,250,000	1,288,650
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	2,400,000	2,399,544
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/34	3,000,000	3,003,060

8

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan (continued)				
Monroe County Economic Development Corporation, LOR (Detroit Edison Company Project) (Insured; FGIC)	6.95	9/1/22	2,000,000	2,568,700
Oakland County Economic Development Corporation, Development Revenue (Orchard Lake Schools Project)	5.00	9/1/37	2,000,000	1,984,540
Pontiac Tax Increment Finance Authority, Revenue	6.38	6/1/31	3,170,000	3,290,840
Romulus Economic Development Corporation, Limited Obligation EDR (Romulus HIR Limited Partnership Project) (Insured; ITT Lyndon Property Insurance Company)	7.00	11/1/15	3,700,000	4,452,173
Stockbridge Community Schools, School Building and Site Bonds (GO−Unlimited Tax)	5.50	5/1/10	600,000 [a]	629,586
Sturgis Public School District, School Building and Site Bonds (GO−Unlimited Tax)	5.63	5/1/10	5,085,000 [a]	5,350,844
Summit Academy North, Public School Academy Revenue	5.50	11/1/35	1,500,000	1,411,440
Wayne County Airport Authority, Revenue (Detroit Metropolitan Wayne County Airport) (Insured; MBIA)	5.25	12/1/25	2,500,000	2,596,600
U.S. Related−1.9%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	5,000,000	321,650
Puerto Rico Ports Authority, Special Facilities Revenue (American Airlines, Inc. Project)	6.30	6/1/23	1,410,000	1,409,873
Total Long-Term Municipal Investments (cost $90,202,283)				**95,821,543**

Short-Term Municipal Investment−.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan;				
Michigan Strategic Fund, LOR (Detroit Symphony Orchestra Project) (LOC; ABN-AMRO) (cost $700,000)	3.55	11/1/07	700,000 [d]	**700,000**
Total Investments (cost $90,902,283)			**104.2%**	**96,521,543**
Liabilities, Less Cash and Receivables			**(4.2%)**	**(3,860,955)**
Net Assets			**100.0%**	**92,660,588**

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2007, this security amounted to $10,930,524 or 11.8% of net assets.*

[c] *Collateral for floating rate borrowings.*

[d] *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	53.4
AA		Aa		AA	6.6
A		A		A	11.3
BBB		Baa		BBB	9.6
BB		Ba		BB	4.2
B		B		B	1.5
F1		MIG1/P1		SP1/A1	.8
Not Rated[e]		Not Rated[e]		Not Rated[e]	12.6
					100.0

[†] *Based on total investments.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	90,902,283	96,521,543
Cash		114,877
Interest receivable		1,567,857
Receivable for shares of Beneficial Interest subscribed		4,661
Prepaid expenses		11,977
		98,220,915
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		79,151
Payable for floating rate notes issued—Note 4		5,100,000
Payable for shares of Beneficial Interest redeemed		316,592
Interest and related expense payable		17,036
Accrued expenses		47,548
		5,560,327
Net Assets ($)		**92,660,588**
Composition of Net Assets ($):		
Paid-in capital		87,205,604
Accumulated undistributed investment income—net		397
Accumulated net realized gain (loss) on investments		(164,673)
Accumulated net unrealized appreciation (depreciation) on investments		5,619,260
Net Assets ($)		**92,660,588**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	86,678,755	1,696,966	4,284,867
Shares Outstanding	5,804,086	113,652	286,845
Net Asset Value Per Share ($)	**14.93**	**14.93**	**14.94**

See notes to financial statements.

STATEMENT OF OPERATIONS
Six Months Ended October 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**2,582,333**
Expenses:	
Management fee–Note 3(a)	260,695
Shareholder servicing costs–Note 3(c)	151,536
Interest and related expense	104,526
Distribution fees–Note 3(b)	20,664
Professional fees	13,100
Registration fees	11,067
Prospectus and shareholders' reports	10,430
Custodian fees–Note 3(c)	8,405
Trustees' fees and expenses–Note 3(d)	4,080
Loan commitment fees–Note 2	465
Miscellaneous	9,022
Total Expenses	**593,990**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(9,408)
Net Expenses	**584,582**
Investment Income–Net	**1,997,751**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(189,455)
Net unrealized appreciation (depreciation) on investments	(1,320,557)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,510,012)**
Net Increase in Net Assets Resulting from Operations	**487,739**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30, 2007
Operations ($):		
Investment income–net	1,997,751	4,185,132
Net realized gain (loss) on investments	(189,455)	615,006
Net unrealized appreciation (depreciation) on investments	(1,320,557)	809,868
Net Increase (Decrease) in Net Assets Resulting from Operations	**487,739**	**5,610,006**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(1,887,956)	(3,903,982)
Class B shares	(34,690)	(108,672)
Class C shares	(74,708)	(171,716)
Net realized gain on investments:		
Class A shares	–	(117,435)
Class B shares	–	(3,433)
Class C shares	–	(6,281)
Total Dividends	**(1,997,354)**	**(4,311,519)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	1,971,703	3,699,124
Class B shares	683	4,119
Class C shares	226,493	395,433
Dividends reinvested:		
Class A shares	1,250,760	2,627,725
Class B shares	15,945	55,532
Class C shares	44,083	113,552
Cost of shares redeemed:		
Class A shares	(6,358,401)	(13,116,836)
Class B shares	(453,025)	(1,861,070)
Class C shares	(229,932)	(1,867,816)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(3,531,691)**	**(9,950,237)**
Total Increase (Decrease) in Net Assets	**(5,041,306)**	**(8,651,750)**
Net Assets ($):		
Beginning of Period	97,701,894	106,353,644
End of Period	**92,660,588**	**97,701,894**
Undistributed investment income–net	397	–

	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30, 2007
Capital Share Transactions:		
Class A[a]		
Shares sold	131,706	244,281
Shares issued for dividends reinvested	83,865	173,263
Shares redeemed	(426,434)	(865,079)
Net Increase (Decrease) in Shares Outstanding	**(210,863)**	**(447,535)**
Class B[a]		
Shares sold	46	273
Shares issued for dividends reinvested	1,069	3,666
Shares redeemed	(30,347)	(123,171)
Net Increase (Decrease) in Shares Outstanding	**(29,232)**	**(119,232)**
Class C		
Shares sold	15,290	26,132
Shares issued for dividends reinvested	2,953	7,488
Shares redeemed	(15,456)	(123,336)
Net Increase (Decrease) in Shares Outstanding	**2,787**	**(89,716)**

[a] *Durind the period ended October 31, 2007, 6,493 Class B shares representing $96,885 were automatically converted to 6,490 Class A shares and during the period ended April 30, 2007, 52,651 Class B shares representing $794,800 were automatically converted to 52,644 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended October 31, 2007	Year Ended April 30,				
Class A Shares	(Unaudited)	2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	15.17	14.98	15.28	14.95	15.51	15.07
Investment Operations:						
Investment income—net[a]	.32	.63	.62	.65	.68	.72
Net realized and unrealized gain (loss) on investments	(.24)	.21	(.30)	.33	(.56)	.44
Total from Investment Operations	.08	.84	.32	.98	.12	1.16
Distributions:						
Dividends from investment income—net	(.32)	(.63)	(.62)	(.65)	(.68)	(.72)
Dividends from net realized gain on investments	–	(.02)	–	–	–	–
Total Distributions	(.32)	(.65)	(.62)	(.65)	(.68)	(.72)
Net asset value, end of period	14.93	15.17	14.98	15.28	14.95	15.51
Total Return (%)[b]	.55c	5.71	2.11	6.68	.72	7.85
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.21d	1.16	1.11	1.09	1.06	1.08
Ratio of net expenses to average net assets	1.19d	1.15	1.10	1.09	1.06	1.08
Ratio of net investment income to average net assets	4.26d	4.17	4.08	4.30	4.39	4.70
Portfolio Turnover Rate	9.33c	10.45	17.78	21.12	20.76	27.03
Net Assets, end of period ($ x 1,000)	86,679	91,226	96,826	102,251	104,551	116,844

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	15.16	14.98	15.28	14.95	15.51	15.06
Investment Operations:						
Investment income−net[a]	.27	.54	.54	.57	.60	.64
Net realized and unrealized gain (loss) on investments	(.22)	.21	(.30)	.33	(.56)	.45
Total from Investment Operations	.05	.75	.24	.90	.04	1.09
Distributions:						
Dividends from investment income−net	(.28)	(.55)	(.54)	(.57)	(.60)	(.64)
Dividends from net realized gain on investments	–	(.02)	–	–	–	–
Total Distributions	(.28)	(.57)	(.54)	(.57)	(.60)	(.64)
Net asset value, end of period	14.93	15.16	14.98	15.28	14.95	15.51
Total Return (%)[b]	.31[c]	5.05	1.58	6.14	.21	7.38
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.82[d]	1.71	1.65	1.62	1.56	1.58
Ratio of net expenses to average net assets	1.80[d]	1.70	1.63	1.61	1.56	1.58
Ratio of net investment income to average net assets	3.67[d]	3.62	3.55	3.81	3.88	4.18
Portfolio Turnover Rate	9.33[c]	10.45	17.78	21.12	20.76	27.03
Net Assets, end of period ($ x 1,000)	1,697	2,167	3,926	6,114	9,347	11,449

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	15.17	14.99	15.28	14.96	15.51	15.07
Investment Operations:						
Investment income—net [a]	.26	.52	.51	.54	.56	.60
Net realized and unrealized gain (loss) on investments	(.23)	.20	(.29)	.32	(.55)	.45
Total from Investment Operations	.03	.72	.22	.86	.01	1.05
Distributions:						
Dividends from investment income—net	(.26)	(.52)	(.51)	(.54)	(.56)	(.61)
Dividends from net realized gain on investments	–	(.02)	–	–	–	–
Total Distributions	(.26)	(.54)	(.51)	(.54)	(.56)	(.61)
Net asset value, end of period	14.94	15.17	14.99	15.28	14.96	15.51
Total Return (%) [b]	.24[c]	4.86	1.44	5.84	.06	7.07
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.95[d]	1.90	1.84	1.82	1.78	1.81
Ratio of net expenses to average net assets	1.93[d]	1.89	1.82	1.82	1.78	1.81
Ratio of net investment income to average net assets	3.52[d]	3.44	3.35	3.59	3.66	3.93
Portfolio Turnover Rate	9.33[c]	10.45	17.78	21.12	20.76	27.03
Net Assets, end of period ($ x 1,000)	4,285	4,309	5,602	5,588	6,885	7,508

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers ten series including the Michigan Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2007 was as follows: tax exempt income $4,184,370 and long-term capital gains $127,149. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2007, the Distributor retained $1,411 from commissions earned on sales of the fund's Class A shares and $1,705 and $300 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2007, Class B and Class C shares were charged $4,727 and $15,937, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2007, Class A, Class B and Class C shares were charged $110,822, $2,363 and $5,313, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2007, the fund was charged $23,914 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing cus-

tody agreement with The Bank of New York, for providing custodial services for the fund for the four months ended October 31, 2007, the fund was charged $6,123. Prior to becoming an affiliate, The Bank of New York was paid $2,282 for custody services to the fund for the two months ended June 30, 2007.

During the period ended October 31, 2007, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $43,079, Rule 12b-1 distribution plan fees $3,444, shareholder services plan fees $19,672, custodian fees $356, chief compliance officer fees $2,812 and transfer agency per account fees $9,788.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2007, amounted to $9,032,340 and $13,037,496, respectively.

The fund may participate in Secondary Inverse Floater Structures in which fixed-rate, tax-exempt municipal bonds purchased by the fund are transferred to a trust. The trust subsequently issues two or more variable rate securities that are collateralized by the cash flows of the fixed-rate, tax-exempt municipal bonds. One or more of these variable rate securities pays interest based on a short-term floating rate set by a remarketing agent at predetermined intervals. A residual interest tax-exempt security is also created by the trust, which is transferred to the fund, and is paid interest based on the remaining cash flow of the trust, after payment of interest on the other securities and various expenses of the trust.

The fund accounts for the transfer of bonds to the trust as secured borrowings, with the securities transferred remaining in the fund's investments, and the related floating rate certificate securities reflected as fund liabilities under the caption, "Payable for floating rate notes issued" in the Statement of Assets and Liabilities.

At October 31, 2007, accumulated net unrealized appreciation on investments was $5,619,260, consisting of $5,778,553 gross unrealized appreciation and $159,293 gross unrealized depreciation.

At October 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

At a meeting of the Board of Trustees held on July 24, 2007 the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex generally, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, comparing the fund's performance to a group of funds (the "Performance Group") and to a broader group of funds (the "Performance Universe"),

selected by Lipper. The Board had been provided with a description of
the methodology Lipper used to select the Performance Group and
Performance Universe, as well as the Expense Group and Expense
Universe (discussed below). The Board members noted that the fund's
yield performance for the past ten one-year periods ended May 31
(1998-2007) was higher than the Performance Group median for each
reported time period except the one-year periods ended May 31,
2002, 2001 and 2000, when it was lower, and that the fund's yield performance was higher than the Performance Universe median for each
reported time period. The Board members reviewed the fund's total
return performance for various periods ended May 31, 2007, and
noted that the fund's performance was higher than the Performance
Group and Performance Universe median for each reported time
period. The Manager also provided a comparison of the fund's calendar year total returns to the returns of its Lipper category average for
the prior ten years.

The Board members also discussed the fund's management fee and
expense ratio and reviewed the range of management fees and expense
ratios as compared to a comparable group of funds (the "Expense
Group") and a broader group of funds (the "Expense Universe"), each
selected and provided by Lipper. The Board noted that the fund's management fee and total expense ratio were higher than the Expense
Group and Expense Universe medians.

Representatives of the Manager informed the Board members that
there were no mutual funds, separate accounts or wrap fee accounts
managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and
profit received by the Manager and the method used to determine
such expenses and profit. The Board previously had been provided
with information prepared by an independent consulting firm regard-

ing the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of a fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager and its affiliates from acting as investment adviser to the fund and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentages determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the services provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

Dreyfus Premier State
Municipal Bond Fund,
Michigan Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: PSMIX   Class B: PMIBX   Class C: PCMIX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
      144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0053SA1007

Dreyfus Premier State Municipal Bond Fund, Minnesota Series

SEMIANNUAL REPORT October 31, 2007



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund

 ## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Minnesota Series, covering the six-month period from May 1, 2007, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. financial markets. The third quarter of 2007 provided greater swings in security valuations than we've seen in several years, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector to other credit-sensitive areas of the fixed-income markets. While we saw no change in the underlying credit fundamentals of municipal bonds, the tax-exempt market nonetheless suffered bouts of liquidity concerns over the summer before rebounding in the early fall.

In our view, these developments signaled a shift to a new phase of the credit cycle in which the price of risk has increased. Although the housing downturn and sub-prime turmoil may persist for the next few months or quarters, fiscal conditions have remained sound for most municipal bond issuers and lower short-term interest rates from the Federal Reserve Board should help forestall a more severe economic downturn. In addition, turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you reposition your tax-exempt investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of May 1, 2007, through October 31, 2007, as provided by Douglas Gaylor, Portfolio Manager

Fund and Market Performance Overview

Municipal bonds encountered heightened volatility in July and August when credit concerns originating among sub-prime mortgages spread to other areas of the financial markets. A subsequent rebound offset a portion of the bond market's previous losses, enabling the fund's benchmark to post a mildly positive total return. The fund's returns were driven primarily by its seasoned holdings of income-oriented securities and an average duration that was shorter than industry averages.

For the six-month period ended October 31, 2007, the Minnesota Series achieved total returns of 0.79% for Class A shares, 0.47% for Class B shares and 0.35% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 1.30% for the same period.[2] In addition, the fund is reported in the Lipper Minnesota Municipal Debt Funds category, and the average total return for all funds reported in this category was 0.20% for the reporting period.[3]

The Fund's Investment Approach

The fund seeks to maximize current income exempt from federal income tax and Minnesota state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Minnesota state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. When selecting municipal bonds for investment, we may

assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

Sub-Prime Woes Affected Municipal Bonds Despite Sound Credit Fundamentals

At the start of the reporting period, a moderate economic slowdown, mild inflation and robust investor demand had helped keep municipal bond prices within a relatively narrow range. However, market conditions changed dramatically in July and August, when turmoil in the sub-prime mortgage sector of the taxable bond market spread to other fixed-income sectors. Although we saw no evidence of credit deterioration among municipal bond issuers, the tax-exempt market was affected by selling pressure from highly leveraged hedge funds and other institutional investors, which were attempting to raise cash for redemptions and margin calls.

The market subsequently rebounded as investors recognized that underlying fundamentals had not changed, but a flood of new supply in the early fall put downward pressure on prices when several states securitized their settlements of litigation with U.S. tobacco companies. As a result, municipal bond prices generally ended the reporting period lower than where they began.

Seasoned Holdings Weathered the Downturn Relatively Well

The fund's holdings of seasoned Minnesota municipal bonds, most of which were purchased at higher yields than are available today, contributed positively to the fund's performance. In addition, the fund

4

generally benefited from its average duration, which was set in a relatively short position due to the relative scarcity of long-term Minnesota bonds meeting our quality and diversification criteria. The fund's duration posture helped it avoid the brunt of market turbulence, which was especially severe at the longer end of the market's maturity range.

Although Minnesota has been affected along with other states by a declining housing market and slower economic growth, its relatively strong economic base has enabled it to achieve a balanced budget and a sound fiscal condition for the state and its municipalities. In addition, robust demand for Minnesota municipal bonds helped to support their prices during the reporting period.

Adapting to the New Market Environment

The Federal Reserve Board attempted to improve liquidity in the financial markets and forestall a potential recession by reducing key interest rates in August, September and October. Whenever possible in this environment, we intend to take advantage of additional bouts of market volatility to extend the fund's average duration by increasing its holdings of longer-term, income-oriented securities that, in our view, exhibit strong quality and liquidity characteristics.

November 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Minnesota residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Minnesota Series from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2007

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.60	$ 8.16	$ 9.42
Ending value (after expenses)	$1,007.90	$1,004.70	$1,003.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.63	$ 8.21	$ 9.48
Ending value (after expenses)	$1,019.56	$1,016.99	$1,015.74

† Expenses are equal to the fund's annualized expense ratio of 1.11% for Class A, 1.62% for Class B and 1.87% for Class C, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

October 31, 2007 (Unaudited)

Long-Term Municipal Investments−102.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Andover Economic Development Authority, Public Facility LR (City of Andover Community Center)	5.20	2/1/34	885,000	946,950
Andover Economic Development Authority, Public Facility LR (City of Andover Community Center)	5.20	2/1/34	615,000	658,050
Anoka County, SWDR (United Power Association Project) (Guaranteed; National Rural Utilities Cooperative Finance Corporation)	6.95	12/1/08	1,140,000	1,142,839
Blooming Prairie Independent School District Number 756, GO School Building Bonds (Minnesota School District Credit Enhancement Program) (Insured; MBIA)	4.75	1/1/27	3,175,000	3,251,898
Bloomington Independent School District Number 271 (Minnesota School District Credit Enhancement Program) (Insured; FSA)	5.13	2/1/24	2,000,000	2,118,680
Chaska, Electric Revenue	6.00	10/1/10	3,000,000 [a]	3,211,740
Chaska, Electric Revenue	5.00	10/1/30	1,035,000	1,054,944
Columbia Heights, MFHR (Crest View ONDC 1 Project) (Collateralized; GNMA)	6.63	10/20/12	1,500,000 [a]	1,769,490
Cottage Grove, Senior Housing Revenue (PHS/Cottage Grove, Inc. Project)	5.25	12/1/46	1,500,000	1,325,940
Dakota County Community Development Agency, MFHR (Grande Market Place Project) (Collateralized; GNMA)	5.40	11/20/43	3,000,000	3,026,940
Dakota County Community Development Agency, SFMR (Mortgage-Backed Securities Program) (Collateralized: FHLMC, FNMA and GNMA)	5.30	12/1/39	985,006	999,397

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Duluth Economic Development Authority, Health Care Facilities Revenue (Saint Luke's Hospital)	7.25	6/15/32	3,000,000	3,205,080
Falcon Heights, LR (Kaleidoscope Charter School Project)	6.00	11/1/27	400,000 b	402,396
Falcon Heights, LR (Kaleidoscope Charter School Project)	6.00	11/1/37	400,000 b	396,316
Lake Superior Independent School District Number 381 (Minnesota School District Credit Enhancement Program) (Insured; FSA)	5.00	4/1/20	2,510,000	2,671,920
Lake Superior Independent School District Number 381 (Minnesota School District Credit Enhancement Program) (Insured; FSA)	5.00	4/1/21	2,640,000	2,810,306
Lakeville Independent School District Number 194 (Minnesota School District Credit Enhancement Program) (Insured; FGIC)	5.50	2/1/24	8,700,000	9,451,332
Mahtomedi Independent School District Number 832 (Minnesota School District Credit Enhancement Program) (Insured; MBIA)	0.00	2/1/17	1,275,000	869,525
Minneapolis	0.00	12/1/14	1,825,000	1,393,004
Minneapolis, Health Care Facilities Revenue (Shelter Care Foundation Project)	6.00	4/1/09	230,000 a	235,860
Minneapolis, Health Care Facilities Revenue (Shelter Care Foundation Project)	6.50	4/1/09	1,000,000 a	1,055,890
Minneapolis, Revenue (Blake School Project)	5.45	9/1/21	2,000,000	2,069,860
Minneapolis, Tax Increment Revenue (Saint Anthony Falls Project)	5.75	2/1/27	1,000,000	992,430

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Minneapolis and Saint Paul Housing and Redevelopment Authority, Health Care Facility Revenue (HealthPartners Obligated Group Project)	6.00	12/1/18	1,000,000	1,059,640
Minneapolis and Saint Paul Housing and Redevelopment Authority, Health Care Facility Revenue (HealthPartners Obligated Group Project)	6.00	12/1/20	2,290,000	2,417,942
Minneapolis and Saint Paul Metropolitan Airports Commission, Airport Revenue (Insured; FGIC)	5.75	1/1/10	4,995,000 [a]	5,281,663
Minnesota, Retirement System Building Revenue	6.00	6/1/30	1,475,000	1,550,815
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/10	3,850,000 [a]	4,206,318
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/29	150,000	158,228
Minnesota Agricultural and Economic Development Board, Revenue (Evangelical Lutheran Project)	6.00	2/1/22	1,130,000	1,195,178
Minnesota Agricultural and Economic Development Board, Revenue (Evangelical Lutheran Project)	6.00	2/1/27	1,750,000	1,843,328
Minnesota Higher Education Facilities Authority, Revenue (Augsburg College)	5.00	5/1/36	1,500,000	1,448,100
Minnesota Housing Finance Agency, Residential Housing Finance Revenue	5.00	1/1/20	3,395,000	3,461,338

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Minnesota Housing Finance Agency, Residential Housing Finance Revenue	5.00	1/1/37	960,000	991,210
Minnesota Housing Finance Agency, SFMR	5.80	1/1/19	935,000	955,822
Minnesota Housing Finance Agency, SFMR (Insured; MBIA)	5.45	1/1/22	465,000	486,120
North Oaks, Senior Housing Revenue (Presbyterian Homes of North Oaks, Inc. Project)	6.50	10/1/47	1,350,000	1,381,590
Northern Municipal Power Agency, Electric System Revenue (Insured; FSA)	5.40	1/1/16	10,000,000 c,d	10,407,150
Northfield, HR	6.00	11/1/11	2,000,000 a	2,180,840
Northfield, HR	5.38	11/1/31	2,240,000	2,213,232
Ramsey, LR (Pact Charter School Project)	6.75	12/1/33	1,000,000	1,057,570
Rosemount-Apple Valley-Eagan Independent School District Number 196 (Minnesota School District Credit Enhancement Program) (Insured; MBIA)	0.00	4/1/14	2,960,000	2,310,221
Saint Cloud Housing and Redevelopment Authority, Revenue (State University Foundation Project)	5.13	5/1/18	1,500,000	1,567,740
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/35	1,500,000	1,557,525
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project) (Insured; ACA)	5.70	11/1/15	2,000,000	2,039,860
Saint Paul Housing and Redevelopment Authority, MFHR (Wellington Project) (Collateralized; FHLMC)	5.10	2/1/24	2,000,000	2,032,080

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Saint Paul Housing and Redevelopment Authority, Parking Revenue (Block 19 Ramp) (Insured; FSA)	5.25	8/1/23	3,395,000	3,560,133
Saint Paul Port Authority, Hotel Facility Revenue (Radisson Kellogg Project)	7.38	8/1/08	2,850,000 a	3,014,018
Southern Municipal Power Agency, Power Supply System Revenue (Insured; MBIA)	0.00	1/1/25	4,505,000	2,053,244
Southern Municipal Power Agency, Power Supply System Revenue (Insured; MBIA)	0.00	1/1/26	4,625,000	2,002,949
Todd, Morrison, Cass and Wadena Counties United Hospital District, Health Care Facility Revenue (Lakewood Health System)	5.00	12/1/21	1,000,000	989,500
Washington County Housing and Redevelopment Authority, Annual Appropriation Limited Tax and Gross Revenue (Insured; MBIA)	5.50	2/1/32	2,000,000	2,082,320
Washington County Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project) (Insured; ACA)	5.38	11/15/18	2,215,000	2,248,225
Willmar, HR (Rice Memorial Hospital Project) (Insured; FSA)	5.00	2/1/32	4,000,000	4,106,440
Winona, Health Care Facilities Revenue (Winona Health Obligated Group)	5.15	7/1/31	1,500,000	1,472,715
Winona, Health Care Facilities Revenue (Winona Health Obligated Group)	6.00	7/1/34	2,500,000	2,610,550
Total Long-Term Municipal Investments (cost $115,837,186)				**121,004,391**

Short-Term Municipal Investment−.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Mankato, Revenue (Bethany Lutheran College, Inc. Project) (LOC; Wells Fargo Bank) (cost $1,000,000)	3.55	11/1/07	1,000,000 [e]	1,000,000
Total Investments (cost $116,837,186)			**103.5%**	**122,004,391**
Liabilities, Less Cash and Receivables			**(3.5%)**	**(4,158,218)**
Net Assets			**100.0%**	**117,846,173**

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Purchased on a delayed delivery basis.*

[c] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2007, this security amounted to $10,407,150 or 8.8% of net assets.*

[d] *Collateral for floating rate borrowings.*

[e] *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	46.0
AA		Aa		AA	6.0
A		A		A	17.8
BBB		Baa		BBB	13.6
BB		Ba		BB	2.7
F1		MIG1/P1		SP1/A1	.9
Not Rated f		Not Rated f		Not Rated f	13.0
					100.0

† *Based on total investments.*
f *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	116,837,186	122,004,391
Interest receivable		1,865,257
Receivable for shares of Beneficial Interest subscribed		24,671
Prepaid expenses		13,329
		123,907,648
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		90,686
Cash overdraft due to Custodian		42,911
Payable for floating rate notes issued–Note 4		5,000,000
Payable for investment securities purchased		799,897
Interest and related expenses payable		69,001
Payable for shares of Beneficial Interest redeemed		28,056
Accrued expenses		30,924
		6,061,475
Net Assets ($)		**117,846,173**
Composition of Net Assets ($):		
Paid-in capital		112,700,030
Accumulated net realized gain (loss) on investments		(21,062)
Accumulated net unrealized appreciation (depreciation) on investments		5,167,205
Net Assets ($)		**117,846,173**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	105,149,257	7,993,286	4,703,630
Shares Outstanding	6,954,139	527,786	310,600
Net Asset Value Per Share ($)	**15.12**	**15.14**	**15.14**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**3,124,087**
Expenses:	
Management fee–Note 3(a)	324,577
Shareholder servicing costs–Note 3(c)	181,941
Interest and related expenses	102,411
Distribution fees–Note 3(b)	38,048
Professional fees	14,277
Registration fees	11,413
Custodian fees–Note 3(c)	10,447
Prospectus and shareholders' reports	6,462
Trustees' fees and expenses–Note 3(d)	5,156
Loan commitment fees–Note 2	537
Miscellaneous	10,430
Total Expenses	**705,699**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(12,549)
Net Expenses	**693,150**
Investment Income–Net	**2,430,937**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	3,784
Net unrealized appreciation (depreciation) on investments	(1,576,244)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,572,460)**
Net Increase in Net Assets Resulting from Operations	**858,477**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30, 2007
Operations ($):		
Investment income—net	2,430,937	4,835,199
Net realized gain (loss) on investments	3,784	(25,046)
Net unrealized appreciation (depreciation) on investments	(1,576,244)	1,421,853
Net Increase (Decrease) in Net Assets Resulting from Operations	**858,477**	**6,232,006**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(2,198,118)	(4,332,211)
Class B shares	(155,498)	(358,040)
Class C shares	(77,321)	(144,948)
Net realized gain on investments:		
Class A shares	–	(154,794)
Class B shares	–	(14,232)
Class C shares	–	(6,236)
Total Dividends	**(2,430,937)**	**(5,010,461)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	7,569,879	8,006,017
Class B shares	14,863	92,097
Class C shares	757,229	486,619
Dividends reinvested:		
Class A shares	1,477,326	2,970,875
Class B shares	42,490	117,481
Class C shares	29,299	50,769
Cost of shares redeemed:		
Class A shares	(6,239,014)	(10,820,120)
Class B shares	(1,031,524)	(1,647,384)
Class C shares	(174,315)	(833,122)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**2,446,233**	**(1,576,768)**
Total Increase (Decrease) in Net Assets	**873,773**	**(355,223)**
Net Assets ($):		
Beginning of Period	116,972,400	117,327,623
End of Period	**117,846,173**	**116,972,400**

	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30, 2007
Capital Share Transactions:		
Class A[a]		
Shares sold	499,609	522,201
Shares issued for dividends reinvested	97,752	193,843
Shares redeemed	(412,634)	(705,635)
Net Increase (Decrease) in Shares Outstanding	**184,727**	**10,409**
Class B[a]		
Shares sold	982	6,062
Shares issued for dividends reinvested	2,806	7,655
Shares redeemed	(68,094)	(107,578)
Net Increase (Decrease) in Shares Outstanding	**(64,306)**	**(93,861)**
Class C		
Shares sold	49,943	31,741
Shares issued for dividends reinvested	1,936	3,307
Shares redeemed	(11,522)	(54,324)
Net Increase (Decrease) in Shares Outstanding	**40,357**	**(19,276)**

[a] *During the period ended October 31, 2007, 27,361 Class B shares representing $415,025 were automatically converted to 27,403 Class A shares and during the period ended April 30, 2007, 34,548 Class B shares representing $528,567 were automatically converted to 34,605 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended October 31, 2007 | | | | | |
| | (Unaudited) | | Year Ended April 30, | | | |
Class A Shares		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	15.32	15.17	15.42	15.19	15.57	14.88
Investment Operations:						
Investment income—net[a]	.32	.64	.64	.64	.65	.67
Net realized and unrealized gain (loss) on investments	(.20)	.17	(.25)	.40	(.36)	.69
Total from Investment Operations	.12	.81	.39	1.04	.29	1.36
Distributions:						
Dividends from investment income—net	(.32)	(.64)	(.64)	(.65)	(.65)	(.67)
Dividends from net realized gain on investments	–	(.02)	–	(.16)	(.02)	–
Total Distributions	(.32)	(.66)	(.64)	(.81)	(.67)	(.67)
Net asset value, end of period	15.12	15.32	15.17	15.42	15.19	15.57
Total Return (%)[b]	.79c	5.44	2.58	6.99	1.85	9.31
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.13d	1.10	1.08	1.02	.98	1.01
Ratio of net expenses to average net assets	1.11d	1.09	1.07	1.01	.98	1.01
Ratio of net investment income to average net assets	4.18d	4.18	4.19	4.21	4.20	4.39
Portfolio Turnover Rate	2.08c	5.27	7.24	9.86	29.35	22.45
Net Assets, end of period ($ x 1,000)	105,149	103,737	105,510	107,083	111,837	122,406

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	15.35	15.19	15.44	15.22	15.59	14.90
Investment Operations:						
Investment income−net[a]	.28	.56	.56	.56	.57	.59
Net realized and unrealized gain (loss) on investments	(.21)	.18	(.24)	.39	(.35)	.69
Total from Investment Operations	.07	.74	.32	.95	.22	1.28
Distributions:						
Dividends from investment income−net	(.28)	(.56)	(.57)	(.57)	(.57)	(.59)
Dividends from net realized gain on investments	−	(.02)	−	(.16)	(.02)	−
Total Distributions	(.28)	(.58)	(.57)	(.73)	(.59)	(.59)
Net asset value, end of period	15.14	15.35	15.19	15.44	15.22	15.59
Total Return (%)[b]	.47[c]	4.98	2.06	6.36	1.40	8.74
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.64[d]	1.61	1.59	1.53	1.48	1.51
Ratio of net expenses to average net assets	1.62[d]	1.59	1.58	1.52	1.48	1.51
Ratio of net investment income to average net assets	3.68[d]	3.67	3.68	3.70	3.69	3.85
Portfolio Turnover Rate	2.08[c]	5.27	7.24	9.86	29.35	22.45
Net Assets, end of period ($ x 1,000)	7,993	9,088	10,420	12,621	16,493	18,089

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	15.35	15.19	15.44	15.21	15.59	14.90
Investment Operations:						
Investment income—net [a]	.26	.53	.53	.53	.53	.55
Net realized and unrealized gain (loss) on investments	(.21)	.18	(.25)	.39	(.36)	.69
Total from Investment Operations	.05	.71	.28	.92	.17	1.24
Distributions:						
Dividends from investment income—net	(.26)	(.53)	(.53)	(.53)	(.53)	(.55)
Dividends from net realized gain on investments	–	(.02)	–	(.16)	(.02)	–
Total Distributions	(.26)	(.55)	(.53)	(.69)	(.55)	(.55)
Net asset value, end of period	15.14	15.35	15.19	15.44	15.21	15.59
Total Return (%) [b]	.35 [c]	4.72	1.81	6.18	1.09	8.48
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.89 [d]	1.85	1.83	1.77	1.72	1.76
Ratio of net expenses to average net assets	1.87 [d]	1.84	1.82	1.76	1.72	1.76
Ratio of net investment income to average net assets	3.42 [d]	3.43	3.43	3.45	3.43	3.61
Portfolio Turnover Rate	2.08 [c]	5.27	7.24	9.86	29.35	22.45
Net Assets, end of period ($ x 1,000)	4,704	4,148	4,398	4,542	4,922	4,189

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company and operates as a series company that offers ten series including the Minnesota Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to

that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The appli-

cation of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $15,692 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2007. If not applied, the carryover expires in fiscal 2015.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2007 was as follows: tax exempt income $4,835,469 and long-term capital gains $174,992. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for tem-

porary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2007, the Distributor retained $2,555 from commissions earned on sales of the fund's Class A shares and $2,191 and $442 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2007, Class B and Class C shares were charged $21,102 and $16,946, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor

determines the amounts to be paid to Service Agents. During the period ended October 31, 2007, Class A, Class B and Class C shares were charged $131,336, $10,551 and $5,648, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2007, the fund was charged $21,364 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, for providing custodial services for the fund for the four months ended October 31, 2007, the fund was charged $8,701. Prior to becoming an affiliate, The Bank of New York was paid $1,746 for custody services to the fund for the two months ended June 30, 2007.

During the period ended October 31, 2007, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $47,850, Rule 12b-1 distribution plan fees $6,389, shareholder services plan fees $25,031, chief compliance officer fees $2,812 and transfer agency per account fees $8,604.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2007, amounted to $6,898,466 and $2,481,339, respectively.

The fund may participate in Secondary Inverse Floater Structures in which fixed-rate, tax-exempt municipal bonds purchased by the fund are transferred to a trust. The trust subsequently issues two or more variable rate securities that are collateralized by the cash flows of the fixed-rate, tax-exempt municipal bonds. One or more of these variable rate securities pays interest based on a short-term floating rate set by a remarketing agent at predetermined intervals. A residual interest tax-exempt security is also created by the trust, which is transferred to the fund, and is paid interest based on the remaining cash flow of the trust, after payment of interest on the other securities and various expenses of the trust.

The fund accounts for the transfer of bonds to the trusts as secured borrowings, with the securities transferred remaining in the fund's investments, and the related floating rate certificate securities reflected as fund liabilities under the caption, "Payable for floating rate notes issued" in the Statement of Assets and Liabilities.

At October 31, 2007, accumulated net unrealized appreciation on investments was $5,167,205, consisting of $5,648,937 gross unrealized appreciation and $481,732 gross unrealized depreciation.

At October 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

At a meeting of the Board of Trustees held on July 24, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex generally, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, comparing the fund's performance to a group of comparable funds (the "Performance Group") and to broader group of funds (the

"Performance Universe"), selected by Lipper. The Board members had been provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members noted that the fund's yield performance for the past ten one-year periods ended May 31, (1998 - 2007) was equal to or higher than the Performance Group median for each reported time period except the one-year periods ended May 31, 2001 and 2002, when it was lower, and that the fund's yield performance was higher than the Performance Universe median for each reported time period. The Board members reviewed the fund's total return performance for various periods ended May 31, 2007, and noted that the fund's performance was higher than the Performance Group and Performance Universe medians for each reported time period. The Manager also provided a comparison of the fund's calendar year total returns to the returns of its Lipper category average for the prior ten years.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board noted that the fund's management fee was higher than the Expense Group and Expense universe medians, and that the fund's total expense ratio was higher than the Expense Group and Expense Universe medians.

Representatives of the Manager informed the Board members noted that there were no mutual funds, separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regard-

ing the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of a fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager and its affiliates from acting as investment adviser to the fund and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentages determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the services provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Minnesota Series**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: PSMNX   Class B: PMMNX   Class C: PMNCX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0055SA1007

Dreyfus Premier State Municipal Bond Fund, North Carolina Series

SEMIANNUAL REPORT October 31, 2007



Dreyfus

A BNY Mellon Company℠

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, North Carolina Series, covering the six-month period from May 1, 2007, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. financial markets. The third quarter of 2007 provided greater swings in security valuations than we've seen in several years, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector to other credit-sensitive areas of the fixed-income markets. While we saw no change in the underlying credit fundamentals of municipal bonds, the tax-exempt market nonetheless suffered bouts of liquidity concerns over the summer before rebounding in the early fall.

In our view, these developments signaled a shift to a new phase of the credit cycle in which the price of risk has increased. Although the housing downturn and sub-prime turmoil may persist for the next few months or quarters, fiscal conditions have remained sound for most municipal bond issuers and lower short-term interest rates from the Federal Reserve Board should help forestall a more severe economic downturn. In addition, turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you reposition your tax-exempt investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of May 1, 2007, through October 31, 2007, as provided by Monica S. Wieboldt, Senior Portfolio Manager

Fund and Market Performance Overview

Although a credit crisis led to sharp declines in the municipal bond market over the summer of 2007, a subsequent rebound resulted in a positive absolute return for the fund's benchmark over the reporting period. The fund's returns were driven primarily by its income-oriented holdings.

For the six-month period ended October 31, 2007, Dreyfus Premier State Municipal Bond Fund, North Carolina Series achieved total returns of 0.99% for Class A shares, 0.72% for Class B shares and 0.60% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, which does not reflect fees and expenses like a mutual fund, achieved a total return of 1.30% for the same period.[2] In addition, the fund is reported in the Lipper North Carolina Municipal Debt Funds category, and the average total return for all funds reported in this Lipper category was 0.12% for the reporting period.[3]

The Fund's Investment Approach

The fund seeks to maximize current income exempt from federal income tax and North Carolina state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from North Carolina state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

A Strong Market Rebound Offset Summer Declines

After a long period of relative stability, municipal bond market conditions changed dramatically over the summer of 2007, when turmoil in the sub-prime mortgage sector of the taxable bond market spread to other fixed-income sectors. Although we saw no evidence of credit deterioration among municipal bond issuers, the tax-exempt market was affected by selling pressure from highly leveraged hedge funds and other institutional investors. In the immediate aftermath of the summertime decline, tax-exempt bonds traded at their highest yield levels in more than three years.

Difficult liquidity conditions prompted the Federal Reserve Board (the "Fed") to cut the discount rate in August and the federal funds rate in September and October, the first reductions in short-term rates in more than four years. On average, the market responded favorably to the Fed's actions, sparking a rally that, by the reporting period's end, erased some, but not all, of its earlier losses.

A Focus on Income Bolstered Fund Performance

Our security selection strategy primarily emphasized income-oriented bonds, including those selling at modest premiums to their face values. These premium bonds helped shelter the fund from the full brunt of

the market's summertime decline. The fund also benefited from its core holdings of higher yielding bonds, the retirement of longer-term debt through a process in which the funds required for redemption are placed in escrow, and the positive performance of higher-rated bonds with maturities within 20 years.

Throughout the reporting period, the fund's average duration stood in a range that was shorter than industry averages, primarily due to the effects of the early redemption provisions of many holdings. This posture enabled the fund to avoid the full brunt of heightened volatility toward the long end of the market's maturity range.

Despite the turmoil in housing markets and slower U.S. economic growth, North Carolina's economy and fiscal condition have remained sound. Investor demand has been robust for a generally ample supply of newly issued North Carolina municipal bonds.

Maintaining a Conservative Investment Posture

Ongoing market volatility may provide opportunities to purchase longer-term municipal bonds at relatively attractive prices. However, for the immediate future we intend to maintain an emphasis on high-quality, income-oriented bonds. In our view, these are prudent strategies in today's changing economic and market environments.

November 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-North Carolina residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, North Carolina Series from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2007

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.90	$ 7.67	$ 8.87
Ending value (after expenses)	$1,009.90	$1,007.20	$1,006.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.94	$ 7.73	$ 8.94
Ending value (after expenses)	$1,020.32	$1,017.54	$1,016.33

† Expenses are equal to the fund's annualized expense ratio of .97% for Class A, 1.52% for Class B and 1.76% for Class C; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

October 31, 2007 (Unaudited)

Long-Term Municipal Investments−96.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
North Carolina−82.5%				
Appalachian State University, Housing and Student Center System Revenue (Insured; FSA)	5.60	7/15/10	1,000,000 [a]	1,065,030
Cabarrus County, COP (Installment Financing Contract)	5.50	4/1/14	2,000,000	2,145,420
Cary	5.00	3/1/19	1,500,000	1,583,940
Charlotte	5.00	7/1/21	1,525,000	1,595,867
Charlotte	5.00	7/1/22	2,110,000	2,202,545
Charlotte, Airport Revenue (Insured; MBIA)	5.75	7/1/09	1,500,000 [a]	1,570,620
Charlotte, Storm Water Fee Revenue	6.00	6/1/10	2,000,000 [a]	2,145,060
Charlotte, Storm Water Fee Revenue	5.25	6/1/20	1,000,000	1,070,290
Charlotte, Water and Sewer System Revenue	4.63	7/1/36	1,000,000	1,002,780
Durham, Water and Sewer Utility System Revenue	5.25	6/1/21	1,620,000	1,804,453
Durham County, GO Public Improvement	5.00	6/1/18	1,000,000	1,079,630
Iredell County, COP (Iredell County School Projects) (Insured; AMBAC)	5.00	6/1/26	1,000,000	1,041,380
Johnston County, GO (Insured; MBIA)	4.50	2/1/25	1,250,000	1,264,100
New Hanover County, GO, Public Improvement Bonds	5.75	11/1/10	1,700,000 [a]	1,842,494
North Carolina Capital Facilities Financing Agency, Revenue (Duke University Project)	5.13	10/1/12	1,000,000 [a]	1,071,150
North Carolina Eastern Municipal Power Agency, Power System Revenue (Insured; ACA)	6.00	1/1/22	1,000,000	1,156,380
North Carolina Eastern Municipal Power Agency, Power System Revenue (Insured; ACA)	6.75	1/1/26	3,000,000	3,178,590

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
North Carolina (continued)				
North Carolina Housing Finance Agency, Single Family Revenue	6.50	9/1/26	910,000	930,703
North Carolina Medical Care Commission, Health Care Facilities First Mortgage Revenue (DePaul Community Facilities Project)	7.63	11/1/09	2,115,000 [a]	2,306,259
North Carolina Medical Care Commission, Health Care Facilities First Mortgage Revenue (Pennybyrn at Maryfield Project)	6.13	10/1/35	1,000,000	1,016,530
North Carolina Medical Care Commission, Health Care Facilities Revenue (Cleveland County HealthCare System Project) (Insured; AMBAC)	5.25	7/1/19	1,135,000	1,203,940
North Carolina Medical Care Commission, HR (NorthEast Medical Center Project) (Insured; AMBAC)	5.50	11/1/10	1,000,000 [a]	1,067,120
North Carolina Medical Care Commission, HR (NorthEast Medical Center Project) (Insured; AMBAC)	5.50	11/1/10	2,000,000 [a]	2,134,240
North Carolina Medical Care Commission, HR (Southeastern Regional Medical Center)	6.25	6/1/29	2,000,000	2,082,740
North Carolina Medical Care Commission, HR (Wilson Memorial Hospital Project) (Insured; AMBAC)	0.00	11/1/16	3,055,000	2,120,567
North Carolina Medical Care Commission, Retirement Facilities First Mortgage Revenue (Cypress Glen Retirement Community)	6.00	10/1/33	1,000,000	1,017,460
North Carolina Medical Care Commission, Retirement Facilities First Mortgage Revenue (Givens Estates Project)	6.50	7/1/13	1,000,000 [a]	1,152,510

8

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
North Carolina (continued)				
North Carolina Medical Care Commission, Retirement Facilities First Mortgage Revenue (United Church Homes and Services)	5.25	9/1/21	1,000,000	974,040
North Carolina Medical Care Commission, Revenue (North Carolina Housing Foundation, Inc.) (Insured; ACA)	6.63	8/15/30	3,250,000	3,424,362
Orange County, COP (Orange County Public Improvement Projects) (Insured; AMBAC)	4.50	4/1/25	500,000	496,700
Orange County, COP (Orange County Public Improvement Projects) (Insured; AMBAC)	4.50	4/1/26	500,000	494,735
Orange Water and Sewer Authority, Water and Sewer System Revenue	5.00	7/1/31	1,000,000	1,040,960
Sampson County, COP (Insured; FSA)	4.75	6/1/31	1,000,000	1,006,470
University of North Carolina, University Revenue (Chapel Hill University)	5.00	6/1/11	1,700,000 [a]	1,786,003
Wilkes County, COP (Insured; MBIA)	4.50	6/1/26	1,000,000	989,410
Winston Salem, COP	4.75	6/1/31	1,000,000	1,008,030
U.S. Related—14.1%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	5,000,000	321,650
Guam Waterworks Authority, Water and Wastewater System Revenue	5.88	7/1/35	1,000,000	1,024,680
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/30	1,000,000	1,037,640
Puerto Rico Commonwealth, Public Improvement (Insured; FGIC)	5.50	7/1/29	1,315,000	1,512,618

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Puerto Rico Electric Power Authority, Power Revenue (Insured; FGIC)	5.00	7/1/15	1,000,000 [a]	1,090,570
Puerto Rico Public Finance Corporation (Commonwealth Appropriation Bonds) (Insured; MBIA)	5.38	8/1/11	3,000,000 [a]	3,198,630
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Matching Fund Loan Notes (Subordinated Lien/Capital Program)	5.88	10/1/18	850,000	863,481
Total Long-Term Municipal Investments (cost $59,302,186)				**62,121,777**
Short-Term Municipal Investment−1.6%				
North Carolina;				
Charlotte-Mecklenburg Hospital Authority, Health Care System Revenue, Refunding (Carolinas HealthCare System) (Liquidity Facility; Bank of America) (cost $1,000,000)	3.50	11/1/07	1,000,000 [b]	**1,000,000**
Total Investments (cost $60,302,186)			**98.2%**	**63,121,777**
Cash and Receivables (Net)			**1.8%**	**1,188,894**
Net Assets			**100.0%**	**64,310,671**

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	53.6
AA		Aa		AA	13.9
A		A		A	15.6
BBB		Baa		BBB	2.1
BB		Ba		BB	1.6
F1		MIG1/P1		SP1/A1	1.6
Not Rated c		Not Rated c		Not Rated c	11.6
					100.0

† *Based on total investments.*

c *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	60,302,186	63,121,777
Cash		221,471
Interest receivable		1,019,764
Receivable for shares of Beneficial Interest subscribed		40,244
Prepaid expenses		11,751
		64,415,007
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		50,017
Payable for shares of Beneficial Interest redeemed		25,904
Accrued expenses		28,415
		104,336
Net Assets ($)		**64,310,671**
Composition of Net Assets ($):		
Paid-in capital		61,407,489
Accumulated net realized gain (loss) on investments		83,591
Accumulated net unrealized appreciation (depreciation) on investments		2,819,591
Net Assets ($)		**64,310,671**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	58,796,099	3,917,568	1,597,004
Shares Outstanding	4,277,767	285,297	116,146
Net Asset Value Per Share ($)	**13.74**	**13.73**	**13.75**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**1,671,085**
Expenses:	
Management fee–Note 3(a)	179,966
Shareholder servicing costs–Note 3(c)	103,565
Distribution fees–Note 3(b)	17,311
Professional fees	12,543
Registration fees	11,196
Prospectus and shareholders' reports	5,823
Custodian fees–Note 3(c)	4,278
Trustees' fees and expenses–Note 3(d)	2,848
Loan commitment fees–Note 2	310
Miscellaneous	9,460
Total Expenses	**347,300**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(10,821)
Net Expenses	**336,479**
Investment Income–Net	**1,334,606**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(7,970)
Net unrealized appreciation (depreciation) on investments	(723,923)
Net Realized and Unrealized Gain (Loss) on Investments	**(731,893)**
Net Increase in Net Assets Resulting from Operations	**602,713**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30, 2007
Operations ($):		
Investment income–net	1,334,606	2,724,890
Net realized gain (loss) on investments	(7,970)	315,800
Net unrealized appreciation (depreciation) on investments	(723,923)	447,720
Net Increase (Decrease) in Net Assets Resulting from Operations	**602,713**	**3,488,410**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(1,226,010)	(2,437,805)
Class B shares	(82,296)	(233,707)
Class C shares	(26,300)	(53,378)
Net realized gain on investments:		
Class A shares	–	(100,979)
Class B shares	–	(10,772)
Class C shares	–	(2,771)
Total Dividends	**(1,334,606)**	**(2,839,412)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	3,697,272	4,188,572
Class B shares	39,079	182,939
Class C shares	255,689	105,391
Dividends reinvested:		
Class A shares	737,462	1,492,695
Class B shares	43,326	129,281
Class C shares	13,286	28,238
Cost of shares redeemed:		
Class A shares	(5,534,169)	(6,369,070)
Class B shares	(1,440,022)	(2,486,936)
Class C shares	(242,508)	(236,721)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(2,430,585)**	**(2,965,611)**
Total Increase (Decrease) in Net Assets	**(3,162,478)**	**(2,316,613)**
Net Assets ($):		
Beginning of Period	67,473,149	69,789,762
End of Period	**64,310,671**	**67,473,149**

	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30, 2007
Capital Share Transactions:		
Class A[a]		
Shares sold	269,292	301,151
Shares issued for dividends reinvested	53,825	107,459
Shares redeemed	(404,531)	(459,423)
Net Increase (Decrease) in Shares Outstanding	**(81,414)**	**(50,813)**
Class B[a]		
Shares sold	2,853	13,220
Shares issued for dividends reinvested	3,165	9,345
Shares redeemed	(104,827)	(178,903)
Net Increase (Decrease) in Shares Outstanding	**(98,809)**	**(156,338)**
Class C		
Shares sold	18,533	7,595
Shares issued for dividends reinvested	969	2,031
Shares redeemed	(17,746)	(17,110)
Net Increase (Decrease) in Shares Outstanding	**1,756**	**(7,484)**

[a] *During the period ended October 31, 2007, 49,358 Class B shares representing $678,019, were automatically converted to 49,292 Class A shares and during the period ended April 30, 2007, 92,087 Class B shares representing $1,283,517 were automatically converted to 91,983 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	13.89	13.76	14.04	13.71	14.00	13.44
Investment Operations:						
Investment income—net[a]	.28	.56	.56	.53	.55	.57
Net realized and unrealized gain (loss) on investments	(.15)	.16	(.28)	.33	(.29)	.56
Total from Investment Operations	.13	.72	.28	.86	.26	1.13
Distributions:						
Dividends from investment income—net	(.28)	(.57)	(.56)	(.53)	(.55)	(.57)
Dividends from net realized gain on investments	–	(.02)	–	–	–	–
Total Distributions	(.28)	(.59)	(.56)	(.53)	(.55)	(.57)
Net asset value, end of period	13.74	13.89	13.76	14.04	13.71	14.00
Total Return (%)[b]	.99c	5.31	2.01	6.36	1.83	8.56
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.00d	.99	.99	.98	.96	.96
Ratio of net expenses to average net assets	.97d	.99	.99	.98	.96	.96
Ratio of net investment income to average net assets	4.13d	4.07	4.01	3.79	3.92	4.15
Portfolio Turnover Rate	.00c	20.35	37.61	38.85	56.50	49.19
Net Assets, end of period ($ x 1,000)	58,796	60,553	60,682	62,461	62,223	65,899

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2007 (Unaudited)	2007	2006	Year Ended April 30, 2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	13.88	13.75	14.03	13.70	13.99	13.42
Investment Operations:						
Investment income—net[a]	.24	.49	.48	.45	.48	.50
Net realized and unrealized gain (loss) on investments	(.14)	.15	(.27)	.34	(.30)	.57
Total from Investment Operations	.10	.64	.21	.79	.18	1.07
Distributions:						
Dividends from investment income—net	(.25)	(.49)	(.49)	(.46)	(.47)	(.50)
Dividends from net realized gain on investments	–	(.02)	–	–	–	–
Total Distributions	(.25)	(.51)	(.49)	(.46)	(.47)	(.50)
Net asset value, end of period	13.73	13.88	13.75	14.03	13.70	13.99
Total Return (%)[b]	.72[c]	4.76	1.49	5.82	1.32	8.10
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.55[d]	1.51	1.51	1.49	1.46	1.46
Ratio of net expenses to average net assets	1.52[d]	1.51	1.51	1.49	1.46	1.46
Ratio of net investment income to average net assets	3.60[d]	3.56	3.49	3.28	3.42	3.65
Portfolio Turnover Rate	.00[c]	20.35	37.61	38.85	56.50	49.19
Net Assets, end of period ($ x 1,000)	3,918	5,330	7,430	10,366	14,133	18,503

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2007 (Unaudited)	2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	13.90	13.77	14.05	13.71	14.01	13.44
Investment Operations:						
Investment income−net [a]	.23	.46	.45	.42	.44	.47
Net realized and unrealized gain (loss) on investments	(.15)	.15	(.28)	.34	(.30)	.57
Total from Investment Operations	.08	.61	.17	.76	.14	1.04
Distributions:						
Dividends from investment income−net	(.23)	(.46)	(.45)	(.42)	(.44)	(.47)
Dividends from net realized gain on investments	−	(.02)	−	−	−	−
Total Distributions	(.23)	(.48)	(.45)	(.42)	(.44)	(.47)
Net asset value, end of period	13.75	13.90	13.77	14.05	13.71	14.01
Total Return (%) [b]	.60 [c]	4.51	1.25	5.64	1.00	7.83
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.80 [d]	1.76	1.75	1.73	1.70	1.70
Ratio of net expenses to average net assets	1.76 [d]	1.76	1.75	1.73	1.70	1.70
Ratio of net investment income to average net assets	3.35 [d]	3.31	3.25	3.04	3.16	3.37
Portfolio Turnover Rate	.00 [c]	20.35	37.61	38.85	56.50	49.19
Net Assets, end of period ($ x 1,000)	1,597	1,590	1,678	2,287	2,031	1,890

"Year Ended April 30,".

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers ten series, including the North Carolina Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after June 29, 2007 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of all distributions paid to shareholders during the fiscal year ended April 30, 2007, were as follows: tax exempt income $2,724,890 and long-term capital gains $114,522. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the facility during the period ended October 31, 2007, was approximately $3,000, with a related weighted average annualized interest rate of 5.21%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2007, the Distributor retained $1,114 from commissions earned on sales of the fund's Class A shares and $3,044 from contingent deferred sales charges on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2007, Class B and Class C shares were charged $11,420 and $5,891, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2007, Class A, Class B and Class C shares were charged $74,129, $5,710 and $1,964, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2007, the fund was charged $14,070 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under The fund's pre-existing custody agreement with The Bank of New York, for providing custodial

services for the fund for the four months ended October 31, 2007, the fund was charged $3,142. Prior to becoming an affiliate, The Bank of New York was paid $1,136 for custody services to the fund for the two months ended June 30, 2007.

During the period ended October 31, 2007, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to the Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $24,644, Rule 12b-1 distribution plan fees $2,681, shareholder services plan fees $13,571, chief compliance officer fees $2,812 and transfer agency per account fees $6,309.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2007, amounted to $0 and $2,840,212, respectively.

At October 31, 2007, accumulated net unrealized appreciation on investments was $2,819,591, consisting of $2,906,231 gross unrealized appreciation and $86,640 gross unrealized depreciation.

At October 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

At a meeting of the Board of Trustees held on July 24, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex generally, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, comparing he fund's performance to a group of comparable funds (the "Performance Group") and to a broader group of funds (the

"Performance Universe"), selected by Lipper. The Board members had been provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe as well as the Expense Group and Expense Universe (discussed below). The Board members noted that the fund's yield performance for the past ten one-year periods ended May 31 (1998-2007) was equal to or lower than the Performance Group median for each reported time period, and that the fund's yield performance was higher than the Performance Universe median for each reported time period. The Board members then reviewed the fund's total return performance for various periods ended May 31, 2007, and noted that the fund's performance was higher than the Performance Group and Performance Universe medians for each reported time period. The Manager also provided a comparison of the fund's calendar year total returns to the returns of its Lipper category average for the prior ten years.

The Board members also discussed the fund's management fee and expense ratio as compared to a comparable group of funds (the "Expense Group") that was composed of the same funds included in the Performance Group and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board noted that the fund's management fee and total expense ratio were higher than the Expense Group and Expense Universe medians.

Representatives of the Manager informed the Board members that there were no mutual funds, separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the prof-

itability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of a fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager and its affiliates from acting as investment adviser to the fund and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentages determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the services provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's overall performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

Dreyfus Premier State Municipal Bond Fund, North Carolina Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: PSNOX   Class B: PMNBX   Class C: PNCCX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0065SA1007

Dreyfus Premier State Municipal Bond Fund, Ohio Series

SEMIANNUAL REPORT October 31, 2007



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Ohio Series, covering the six-month period from May 1, 2007, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. financial markets. The third quarter of 2007 provided greater swings in security valuations than we've seen in several years, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector to other credit-sensitive areas of the fixed-income markets. While we saw no change in the underlying credit fundamentals of municipal bonds, the tax-exempt market nonetheless suffered bouts of liquidity concerns over the summer before rebounding in the early fall.

In our view, these developments signaled a shift to a new phase of the credit cycle in which the price of risk has increased. Although the housing downturn and sub-prime turmoil may persist for the next few months or quarters, fiscal conditions have remained sound for most municipal bond issuers and lower short-term interest rates from the Federal Reserve Board should help forestall a more severe economic downturn. In addition, turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you reposition your tax-exempt investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of May 1, 2007, through October 31, 2007, as provided by Douglas Gaylor, Portfolio Manager

Fund and Market Performance Overview

Municipal bonds encountered heightened volatility in July and August when credit concerns originating among sub-prime mortgages spread to other areas of the financial markets. A subsequent rebound offset a portion of the bond market's previous losses, enabling the fund's benchmark to post a mildly positive total return. The fund's returns were driven primarily by its seasoned holdings of income-oriented securities.

For the six-month period ended October 31, 2007, the Ohio Series achieved total returns of 0.63% for Class A shares, 0.37% for Class B shares and 0.25% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 1.30% for the same period.[2] In addition, the fund is reported in the Lipper Ohio Municipal Debt Funds category, and the average total return for all funds reported in this category was 0.60% for the reporting period.[3]

The Fund's Investment Approach

The fund seeks to maximize current income exempt from federal income tax and Ohio state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Ohio state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. When selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal

bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

Sub-Prime Woes Affected Municipal Bonds Despite Sound Credit Fundamentals

At the start of the reporting period, a moderate economic slowdown, steady short-term interest rates and robust investor demand had helped keep municipal bond prices within a relatively narrow range. However, market conditions changed dramatically in July and August, when turmoil in the sub-prime mortgage sector of the taxable bond market spread to other fixed-income sectors. Although we saw no evidence of credit deterioration among municipal bond issuers, the tax-exempt market was affected by selling pressure from highly leveraged hedge funds and other institutional investors, which were attempting to raise cash for redemptions and margin calls.

The market subsequently rebounded as investors recognized that underlying fundamentals had not changed, but a flood of new supply in the early fall put downward pressure on prices when several states, including Ohio, securitized their settlements of litigation with U.S. tobacco companies. As a result, municipal bond prices generally ended the reporting period lower than where they began.

Seasoned Holdings Weathered the Downturn Relatively Well

The fund's holdings of seasoned Ohio municipal bonds, most of which were purchased at higher yields than are available today, contributed positively to the fund's performance. On the other hand, the fund's rel-

atively long average duration detracted somewhat from performance, as volatility was especially severe at the longer end of the market's maturity range. In addition, the fund's holdings of Ohio tobacco bonds, which were newly issued late in the reporting period, declined in value due to supply-and-demand factors. However, we remain confident that these bonds will recover and continue to produce attractive levels of tax-exempt income.

Ohio has been relatively severely affected by declining housing markets and slower economic growth, primarily due to its dependence on the troubled automotive industry. We have continued to carefully monitor the state's fiscal health, and our credit analysts pay close attention to the financial strength of the issuers whose bonds reside in the fund's portfolio.

Adapting to the New Market Environment

The Federal Reserve Board attempted to improve liquidity in the financial markets and forestall a potential recession by reducing key interest rates in August, September and October. In this more uncertain environment, we intend to seek opportunities to upgrade the fund's holdings with longer-term, income-oriented securities that, in our view, exhibit strong quality and liquidity characteristics.

November 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Ohio residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Ohio Series from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2007

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.45	$ 8.16	$ 9.31
Ending value (after expenses)	$1,006.30	$1,003.70	$1,002.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.48	$ 8.21	$ 9.37
Ending value (after expenses)	$1,019.71	$1,016.99	$1,015.84

† *Expenses are equal to the fund's annualized expense ratio of 1.08% for Class A, 1.62% for Class B and 1.85% for Class C, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2007 (Unaudited)

Long-Term Municipal Investments−102.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio−94.1%				
Adena Local School District, GO School Improvement Bonds	5.50	12/1/21	1,085,000	1,175,381
Akron	6.00	12/1/12	1,380,000	1,537,637
Akron (Insured; MBIA)	5.50	12/1/20	1,460,000	1,559,557
Blue Ash, Tax Increment Financing Revenue (Duke Realty Ohio Project)	5.00	12/1/16	1,000,000	1,038,120
Blue Ash, Tax Increment Financing Revenue (Duke Realty Ohio Project)	5.00	12/1/21	730,000	745,242
Blue Ash, Tax Increment Financing Revenue (Duke Realty Ohio Project)	5.00	12/1/25	500,000	503,155
Blue Ash, Tax Increment Financing Revenue (Duke Realty Ohio Project)	5.00	12/1/30	600,000	587,502
Blue Ash, Tax Increment Financing Revenue (Duke Realty Ohio Project)	5.00	12/1/35	1,000,000	962,740
Brunswick City School District, GO School Improvement Bonds (Insured; AMBAC)	5.00	12/1/23	2,000,000	2,054,380
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds	5.88	6/1/47	5,000,000	4,854,150
Cincinnati, Water System Revenue	5.00	6/1/11	1,000,000 [a]	1,050,250
Cincinnati, Water System Revenue	5.00	12/1/32	4,000,000	4,178,680
Cincinnati City School District, COP (City School District of the City of Cincinnati School Improvement Project) (Insured; FSA)	5.00	12/15/32	3,000,000	3,100,860

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio (continued)				
Cincinnati City School District, GO School Improvement Bonds (Insured; MBIA)	5.38	12/1/11	6,560,000 [a]	7,025,301
Cincinnati State Technical and Community College, General Receipts Bonds (Insured; AMBAC)	5.25	10/1/22	2,825,000	3,015,461
Clermont County, Hospital Facilities Revenue (Mercy Health System) (Insured; AMBAC)	5.63	9/1/16	4,250,000	4,341,375
Cleveland, COP (Stadium Project) (Insured; AMBAC)	5.25	11/15/22	1,210,000	1,234,878
Cleveland, Waterworks Revenue (Insured; FSA)	5.00	1/1/23	1,315,000	1,330,359
Cleveland, Waterworks Revenue (Insured; MBIA)	5.50	1/1/21	8,000,000	9,012,880
Cleveland-Cuyahoga County Port Authority, Senior Special Assessment/Tax Increment Revenue (University Heights– Public Parking Garage Project)	7.00	12/1/18	2,345,000	2,527,840
Cleveland-Cuyahoga County Port Authority, Senior Special Assessment/Tax Increment Revenue (University Heights– Public Parking Garage Project)	7.35	12/1/31	3,655,000	3,939,651
Columbus City School District, GO (School Facilities Construction and Improvement) (Insured; FSA)	4.25	12/1/32	1,300,000	1,229,878
Cuyahoga County, Hospital Facilities Revenue (UHHS/CSAHS-Cuyahoga, Inc. and CSAHS/UHHS-Canton, Inc. Project)	7.50	1/1/30	6,250,000	6,770,375
Cuyahoga County, Hospital Improvement Revenue (The Metrohealth System Project)	6.13	2/15/09	4,845,000 [a]	5,052,124

8

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio (continued)				
Fairfield City School District, GO School Improvement Bonds (Insured; FGIC)	5.38	12/1/19	1,860,000	1,975,190
Fairfield City School District, GO School Improvement Bonds (Insured; FGIC)	5.38	12/1/20	1,400,000	1,486,702
Franklin County, HR (Holy Cross Health System Corporation)	5.80	6/1/16	260,000	262,548
Franklin County, Multifamily Housing Mortgage Revenue (Agler Green Project) (Collateralized; GNMA)	5.80	5/20/44	1,200,000	1,232,472
Hamilton County, EDR (King Highland Community Urban Redevelopment Corporation–University of Cincinnati, Lessee, Project) (Insured; MBIA)	5.00	6/1/33	2,000,000	2,076,400
Hamilton County, Sales Tax Revenue (Insured; AMBAC)	0.00	12/1/27	17,940,000	7,057,058
Hamilton County, Sewer System Revenue (Insured; MBIA)	5.25	12/1/11	1,000,000 a	1,066,220
Highland Local School District, GO School Improvement Bonds (Insured; FSA)	5.75	12/1/11	2,020,000 a	2,191,882
Hilliard City School District, GO School Improvement Bonds (Insured; FGIC)	0.00	12/1/13	1,655,000	1,312,349
Hilliard City School District, GO School Improvement Bonds (Insured; FGIC)	0.00	12/1/14	1,655,000	1,257,121
Huron County, Hospital Facilities Improvement Revenue (Fisher-Titus Medical Center)	5.25	12/1/37	2,000,000	2,017,140
Lebanon City School District, GO (School Facilities Construction and Improvement) (Insured; FSA)	5.50	12/1/11	4,050,000 a	4,356,382

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio (continued)				
Mason City School District, GO Unlimited Tax Bonds (Insured; FSA)	5.25	12/1/31	5,000,000	5,591,200
Massillon City School District, GO (Various Purpose Improvement) (Insured; MBIA)	5.00	12/1/25	1,150,000	1,195,575
Milford Exempt Village School District, GO School Improvement Bonds (Insured; FSA)	6.00	12/1/11	1,910,000 [a]	2,090,533
New Albany Community Authority, Community Facilities Revenue (Insured; AMBAC)	5.20	10/1/24	2,000,000	2,103,320
North Royalton City School District, GO School Improvement Bonds (Insured; MBIA)	6.10	12/1/09	2,500,000 [a]	2,679,875
Ohio (Insured; FSA)	5.00	3/15/20	15,520,000 [b,c]	16,305,079
Ohio, PCR (Standard Oil Company Project) (Guaranteed; British Petroleum Company PLC)	6.75	12/1/15	2,700,000	3,203,685
Ohio, SWDR (USG Corporation Project)	5.60	8/1/32	3,000,000	2,958,210
Ohio Higher Educational Facility Commission, Higher Educational Facility Revenue (Xavier University Project) (Insured; FGIC)	5.00	5/1/23	2,250,000	2,348,708
Ohio State University, General Receipts Bonds	5.25	6/1/23	2,625,000	2,795,756
Ohio Turnpike Commission, Turnpike Revenue, Highway Improvements	5.50	2/15/26	7,700,000	8,054,585
Pickerington Local School District, GO (School Facilities Construction and Improvement) (Insured; FGIC)	5.25	12/1/11	6,000,000 [a]	6,397,320
Port of Greater Cincinnati Development Authority, Special Obligation Development Revenue (Cooperative Public Parking and Infrastructure Project)	6.30	2/15/24	2,250,000	2,355,345

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio (continued)				
Port of Greater Cincinnati Development Authority, Special Obligation Development Revenue (Cooperative Public Parking and Infrastructure Project)	6.40	2/15/34	2,500,000	2,606,525
Port of Greater Cincinnati Development Authority, Tax Increment Development Revenue (Fairfax Village Red Bank Infrastructure Project)	5.50	2/1/25	2,145,000	2,069,560
Strongsville, Library Improvement (Insured; FGIC)	5.50	12/1/20	1,700,000	1,815,923
Summit County (Insured; FGIC)	6.50	12/1/10	2,000,000 [a]	2,195,820
Summit County Port Authority, Development Revenue (Bond Fund Program-Twinsburg Township Project)	5.13	5/15/25	660,000	641,032
Summit County Port Authority, Revenue (Civic Theatre Project) (Insured; AMBAC)	5.50	12/1/26	1,000,000	1,057,120
Toledo-Lucas County Port Authority, Development Revenue (Northwest Ohio Bond Fund– Toledo Express Airport Project)	6.38	11/15/32	2,425,000	2,557,502
Toledo-Lucas County Port Authority, Special Assessment Revenue (Town Square at Levis Commons Special Assessment Project)	5.40	11/1/36	1,165,000	1,184,805
University of Cincinnati, General Receipts Bonds (Insured; FGIC)	5.75	6/1/11	2,165,000 [a]	2,347,141
University of Cincinnati, General Receipts Bonds (Insured; FGIC)	5.75	6/1/11	1,500,000 [a]	1,626,195
University of Cincinnati, General Receipts Bonds (Insured; MBIA)	5.00	6/1/21	3,040,000	3,135,851
Warren, Waterworks Revenue (Insured; FGIC)	5.50	11/1/15	1,450,000	1,579,021

Long-Term Municipal Investments *(continued)*	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio (continued)				
West Muskingum Local School District, GO (School Facilities Construction and Improvement) (Insured; FGIC)	5.00	12/1/30	2,945,000	3,027,224
Youngstown, GO Pension Bonds (Insured; AMBAC)	5.38	12/1/10	2,195,000 [a]	2,338,268
Youngstown, GO Pension Bonds (Insured; AMBAC)	6.00	12/1/10	2,370,000 [a]	2,567,682
U.S. Related−8.1%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	12,500,000	804,125
Guam Waterworks Authority, Water and Wastewater System Revenue	5.88	7/1/35	1,000,000	1,024,680
Puerto Rico Highways and Transportation Authority, Highway Revenue (Insured; FSA)	5.50	7/1/31	5,000,000	5,767,150
Puerto Rico Ports Authority, Special Facilities Revenue (American Airlines, Inc. Project)	6.25	6/1/26	1,935,000	1,934,923
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.38	10/1/19	3,000,000	3,233,400
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Matching Fund Loan Notes	6.00	10/1/22	3,000,000	3,044,160
Total Long-Term Municipal Investments (cost $191,048,229)				**199,756,538**

Short-Term Municipal Investment−1.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio;				
Trumbull County, Health Care Facilities Revenue and Improvement, Refunding (Shepherd of the Valley Lutheran Retirement Services, Inc. Obligated Group) (Insured; Radian Group and Liquidity Facility; Bank of America) (cost $3,000,000)	5.10	11/1/07	3,000,000 d	**3,000,000**
Total Investments (cost $194,048,229)			**103.7%**	**202,756,538**
Liabilities, Less Cash and Receivables			**(3.7%)**	**(7,145,418)**
Net Assets			**100.0%**	**195,611,120**

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2007, this security amounted to $16,305,079 or 8.3% of net assets.*

[c] *Collateral for floating rate borrowings.*

[d] *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%) [†]
AAA		Aaa		AAA	59.7
AA		Aa		AA	10.8
A		A		A	4.2
BBB		Baa		BBB	11.2
BB		Ba		BB	.5
CCC		Caa		CCC	1.0
F1		MIG1/P1		SP1/A1	1.5
Not Rated [e]		Not Rated [e]		Not Rated [e]	11.1
					100.0

[†] *Based on total investments.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
October 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities-See Statement of Investments	194,048,229	202,756,538
Interest receivable		3,246,396
Receivable for investment securities sold		241,895
Receivable for shares of Beneficial Interest subscribed		9,156
Prepaid expenses		13,327
		206,267,312
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		166,970
Cash overdraft due to Custodian		186,294
Payable for floating rate notes issued—Note 4		7,760,000
Bank loan Payable—Note 2		2,200,000
Payable for shares of Beneficial Interest redeemed		271,963
Interest and related expense payable		37,724
Accrued expenses		33,241
		10,656,192
Net Assets ($)		**195,611,120**
Composition of Net Assets ($):		
Paid-in capital		188,914,988
Accumulated net realized gain (loss) on investments		(2,012,177)
Accumulated net unrealized appreciation (depreciation) on investments		8,708,309
Net Assets ($)		**195,611,120**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	177,257,293	9,884,454	8,469,373
Shares Outstanding	14,241,072	793,927	679,258
Net Asset Value Per Share ($)	**12.45**	**12.45**	**12.47**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**5,224,288**
Expenses:	
Management fee–Note 3(a)	552,295
Shareholder servicing costs–Note 3(c)	305,469
Interest and related expense	159,052
Distribution fees–Note 3(b)	62,531
Custodian fees–Note 3(c)	19,246
Professional fees	15,324
Prospectus and shareholders' reports	10,994
Registration fees	10,168
Trustees' fees and expenses–Note 3(d)	8,691
Loan commitment fees–Note 2	962
Miscellaneous	11,989
Total Expenses	**1,156,721**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(2,223)
Net Expenses	**1,154,498**
Investment Income–Net	**4,069,790**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(200,229)
Net unrealized appreciation (depreciation) on investments	(2,833,228)
Net Realized and Unrealized Gain (Loss) on Investments	**(3,033,457)**
Net Increase in Net Assets Resulting from Operations	**1,036,333**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30, 2007
Operations ($):		
Investment income−net	4,069,790	8,421,108
Net realized gain (loss) on investments	(200,229)	1,038,029
Net unrealized appreciation (depreciation) on investments	(2,833,228)	1,207,269
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,036,333**	**10,666,406**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(3,708,678)	(7,465,390)
Class B shares	(215,413)	(638,685)
Class C shares	(145,699)	(316,976)
Total Dividends	**(4,069,790)**	**(8,421,051)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	7,034,602	12,605,023
Class B shares	15,908	252,518
Class C shares	138,507	482,530
Dividends reinvested:		
Class A shares	2,482,471	4,999,795
Class B shares	134,077	374,878
Class C shares	102,207	214,871
Cost of shares redeemed:		
Class A shares	(12,727,195)	(20,686,094)
Class B shares	(4,772,809)	(8,228,563)
Class C shares	(692,604)	(1,690,306)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(8,284,836)**	**(11,675,348)**
Total Increase (Decrease) in Net Assets	**(11,318,293)**	**(9,429,993)**
Net Assets ($):		
Beginning of Period	206,929,413	216,359,406
End of Period	**195,611,120**	**206,929,413**

	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30, 2007
Capital Share Transactions:		
Class A[a]		
Shares sold	564,952	999,140
Shares issued for dividends reinvested	199,934	396,093
Shares redeemed	(1,027,947)	(1,639,092)
Net Increase (Decrease) in Shares Outstanding	**(263,061)**	**(243,859)**
Class B[a]		
Shares sold	1,280	20,103
Shares issued for dividends reinvested	10,795	29,699
Shares redeemed	(383,489)	(652,893)
Net Increase (Decrease) in Shares Outstanding	**(371,414)**	**(603,091)**
Class C		
Shares sold	11,073	38,300
Shares issued for dividends reinvested	8,218	16,993
Shares redeemed	(55,655)	(133,578)
Net Increase (Decrease) in Shares Outstanding	**(36,364)**	**(78,285)**

[a] *During the period ended October 31, 2007, 237,232 Class B shares representing $2,955,365 were automatically converted to 237,296 Class A shares and during the period ended April 30, 2007, 347,892 Class B shares representing $4,390,265 were automatically converted to 348,039 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended October 31, 2007	Year Ended April 30,				
Class A Shares	(Unaudited)	2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	12.63	12.50	12.78	12.48	12.84	12.48
Investment Operations:						
Investment income−net[a]	.26	.51	.52	.52	.52	.55
Net realized and unrealized gain (loss) on investments	(.18)	.13	(.28)	.30	(.36)	.36
Total from Investment Operations	.08	.64	.24	.82	.16	.91
Distributions:						
Dividends from investment income−net	(.26)	(.51)	(.52)	(.52)	(.52)	(.55)
Net asset value, end of period	12.45	12.63	12.50	12.78	12.48	12.84
Total Return (%)[b]	.63[c]	5.22	1.92	6.70	1.25	7.39
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.09[d]	1.05	1.02	.97	.94	.93
Ratio of net expenses to average net assets	1.08[d]	1.03	1.02	.97	.94	.93
Ratio of net investment income to average net assets	4.12[d]	4.07	4.12	4.12	4.09	4.33
Portfolio Turnover Rate	9.76[c]	31.65	13.57	5.30	18.49	48.42
Net Assets, end of period ($ x 1,000)	177,257	183,157	184,312	189,946	198,836	212,474

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	12.63	12.50	12.78	12.48	12.84	12.48
Investment Operations:						
Investment income—net[a]	.22	.44	.46	.45	.46	.48
Net realized and unrealized gain (loss) on investments	(.18)	.14	(.28)	.31	(.36)	.36
Total from Investment Operations	.04	.58	.18	.76	.10	.84
Distributions:						
Dividends from investment income—net	(.22)	(.45)	(.46)	(.46)	(.46)	(.48)
Net asset value, end of period	12.45	12.63	12.50	12.78	12.48	12.84
Total Return (%)[b]	.37[c]	4.68	1.40	6.15	.74	6.86
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.62[d]	1.57	1.53	1.48	1.45	1.43
Ratio of net expenses to average net assets	1.62[d]	1.55	1.53	1.48	1.45	1.43
Ratio of net investment income to average net assets	3.59[d]	3.55	3.61	3.61	3.59	3.82
Portfolio Turnover Rate	9.76[c]	31.65	13.57	5.30	18.49	48.42
Net Assets, end of period ($ x 1,000)	9,884	14,720	22,108	28,740	37,779	45,655

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	12.65	12.52	12.80	12.50	12.86	12.50
Investment Operations:						
Investment income−net[a]	.21	.42	.43	.42	.42	.45
Net realized and unrealized gain (loss) on investments	(.18)	.13	(.28)	.31	(.36)	.36
Total from Investment Operations	.03	.55	.15	.73	.06	.81
Distributions:						
Dividends from investment income−net	(.21)	(.42)	(.43)	(.43)	(.42)	(.45)
Net asset value, end of period	12.47	12.65	12.52	12.80	12.50	12.86
Total Return (%)[b]	.25[c]	4.42	1.15	5.89	.48	6.60
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.85[d]	1.81	1.78	1.73	1.70	1.67
Ratio of net expenses to average net assets	1.85[d]	1.79	1.77	1.73	1.70	1.67
Ratio of net investment income to average net assets	3.36[d]	3.31	3.36	3.36	3.32	3.58
Portfolio Turnover Rate	9.76[c]	31.65	13.57	5.30	18.49	48.42
Net Assets, end of period ($ x 1,000)	8,469	9,053	9,939	10,406	11,051	10,163

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers ten series including the Ohio Series (the "fund"). The Trust's investment objective is to maximize current income exempt from federal and, where applicable, State income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of

FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $1,811,948 available for federal income taxes to be applied against future net securities profits, if any, realized subsequent to April 30, 2007. If not applied, $1,424,574 of the carryover expires in fiscal 2012 and $387,374 expires in fiscal 2013.

The tax character of all distributions paid to shareholders during the fiscal year ended April 30, 2007 was as follows: tax exempt income $8,421,051. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees

on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2007, was approximately $16,100, with a related weighted average annualized interest rate of 5.25%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2007, the Distributor retained $1,834 from commissions earned on sales of the fund's Class A shares, and $16,620 and $592 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2007, Class B and Class C shares were charged $30,009 and $32,522, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor

determines the amounts to be paid to Service Agents. During the period ended October 31, 2007, Class A, Class B and Class C shares were charged $225,198, $15,004 and $10,841, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2007, the fund was charged $39,887 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, for providing custodial services for the fund for the four months ended October 31, 2007, the fund was charged $15,611. Prior to becoming an affiliate, The Bank of New York was paid $3,635 for custody services to the fund for the two months ended June 30, 2007.

During the period ended October 31, 2007, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $91,302, Rule 12b-1 distribution plan fees $9,695, shareholder services plan fees $41,609, custodian fees $4,405, chief compliance officer fees $2,812 and transfer agent per account fees $17,147.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended October 31, 2007, amounted to $19,905,365 and $27,155,024, respectively.

The fund may participate in Secondary Inverse Floater Structures in which fixed-rate, tax-exempt municipal bonds purchased by the fund are transferred to a trust. The trust subsequently issues two or more variable rate securities that are collateralized by the cash flows of the fixed-rate, tax-exempt municipal bonds. One or more of these variable rate securities pays interest based on a short-term floating rate set by a remarketing agent at predetermined intervals. A residual interest tax-exempt security is also created by the trust, which is transferred to the fund, and is paid interest based on the remaining cash flow of the trust, after payment of interest on the other securities and various expenses of the trust.

The fund accounts for the transfer of bonds to the trust as secured borrowings, with the securities transferred remaining in the fund's investments, and the related floating rate certificate securities reflected as fund liabilities under the caption, "Payable for floating rate notes issued" in the Statement of Assets and Liabilities.

At October 31, 2007, accumulated net unrealized appreciation on investments was $8,708,309, consisting of $9,314,761 gross unrealized appreciation and $606,452 gross unrealized depreciation.

At October 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

At a meeting of the Board of Trustees held on July 24, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex generally, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio.</u> The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, comparing the fund's performance to a group of comparable funds (the "Performance Group") and to a broader group of funds (the "Performance Universe") selected by Lipper. The Board members had

been provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe as well as the Expense Group and Expense Universe (discussed below). The Board members noted that the fund's yield performance for the past ten one-year periods ended May 31 (1998-2007) was equal to or higher than the Performance Group median for each reported time period except the one-year periods ended May 31, 2002 and 2001, and higher than the Performance Universe median for each reported time period. The Board members then reviewed the fund's total return performance for various periods ended May 31, 2007, and noted that the fund's performance was higher than the Performance Group and Performance Universe medians for each reported time period. The Manager also provided a comparison of the fund's calendar year total returns to the returns of its Lipper category average for the prior ten years.

The Board members also discussed the fund's management fee and expense ratio as compared to a comparable group of funds (the "Expense Group") that was composed of the same funds included in the Performance Group and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board noted that the fund's management fee and total expense ratio were higher than the Expense Group and Expense Universe medians.

Representatives of the Manager informed the Board members that there were no mutual funds, separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the

methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of a fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager and its affiliates from acting as investment adviser to the fund and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services. The Board members also discussed the profitability percentages determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the services provided. The Board also noted the Manager's voluntary undertaking and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's performance.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

Dreyfus Premier State
Municipal Bond Fund,
Ohio Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: PSOHX   Class B: POHBX   Class C: POHCX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2007 MBSC Securities Corporation

0057SA1007

Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series

SEMIANNUAL REPORT October 31, 2007



Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series, covering the six-month period from May 1, 2007, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. financial markets. The third quarter of 2007 provided greater swings in security valuations than we've seen in several years, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector to other credit-sensitive areas of the fixed-income markets. While we saw no change in the underlying credit fundamentals of municipal bonds, the tax-exempt market nonetheless suffered bouts of liquidity concerns over the summer before rebounding in the early fall.

In our view, these developments signaled a shift to a new phase of the credit cycle in which the price of risk has increased. Although the housing downturn and sub-prime turmoil may persist for the next few months or quarters, fiscal conditions have remained sound for most municipal bond issuers and lower short-term interest rates from the Federal Reserve Board should help forestall a more severe economic downturn. In addition, turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you reposition your tax-exempt investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of May 1, 2007, through October 31, 2007, as provided by Douglas Gaylor, Portfolio Manager

Fund and Market Performance Overview

Municipal bonds encountered heightened volatility in July and August when credit concerns originating among sub-prime mortgages spread to other areas of the financial markets. A subsequent rebound offset a portion of the bond market's previous losses, enabling the fund's benchmark to post a mildly positive total return. The fund's returns were driven primarily by its seasoned holdings of income-oriented securities and an average duration that was slightly shorter than industry averages.

For the six-month period ended October 31, 2007, the Pennsylvania Series achieved total returns of 0.57% for Class A shares, 0.22% for Class B shares and 0.20% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 1.30% for the same period.[2] In addition, the fund is reported in the Lipper Pennsylvania Municipal Debt Funds category, and the average total return for all funds reported in this category was 0.32% for the reporting period.[3]

The Fund's Investment Approach

The fund seeks to maximize current income exempt from federal income tax and Pennsylvania state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and Pennsylvania state personal income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we

may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

Sub-Prime Woes Affected Municipal Bonds Despite Sound Credit Fundamentals

At the start of the reporting period, a moderate economic slowdown, mild inflation and robust investor demand had helped keep municipal bond prices within a relatively narrow range. However, market conditions changed dramatically in July and August, when turmoil in the sub-prime mortgage sector of the taxable bond market spread to other fixed-income sectors. Although we saw no evidence of credit deterioration among municipal bond issuers, the tax-exempt market was affected by selling pressure from highly leveraged hedge funds and other institutional investors, which were attempting to raise cash for redemptions and margin calls.

The market subsequently rebounded as investors recognized that underlying fundamentals had not changed, but a flood of new supply in the early fall put downward pressure on prices when several states securitized their settlements of litigation with U.S. tobacco companies. As a result, municipal bond prices generally ended the reporting period lower than where they began.

Seasoned Holdings Weathered the Downturn Relatively Well

The fund's holdings of seasoned Pennsylvania municipal bonds, most of which were purchased at higher yields than are available today, con-

tributed positively to the fund's performance. In addition, the fund benefited when some of its health care-related bonds were targeted for early redemption, with the funds to do so set aside in escrow. Finally, the fund's relatively short duration posture helped it avoid the brunt of market turbulence, which was especially severe at the longer end of the market's maturity range.

Although Pennsylvania has been affected along with other states by a declining housing market and slower economic growth, conservative management of the state's finances has enabled it to achieve a balanced budget and a relatively sound fiscal condition for most of its municipalities. As is typically the case, the supply of newly issued Pennsylvania municipal bonds was light compared to many other states during the reporting period.

Adapting to the New Market Environment

The Federal Reserve Board attempted to improve liquidity in the financial markets and forestall a potential recession by reducing key interest rates in August, September and October. In this more uncertain environment, we intend to seek opportunities to lock in higher yields by increasing its exposure to longer-term, income-oriented securities that, in our view, exhibit strong quality and liquidity characteristics.

November 15, 2007

---

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Pennsylvania residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2007

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.79	$ 7.75	$ 8.50
Ending value (after expenses)	$1,005.70	$1,002.20	$1,002.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 4.82	$ 7.81	$ 8.57
Ending value (after expenses)	$1,020.36	$1,017.39	$1,016.64

† *Expenses are equal to the fund's annualized expense ratio of .95% for Class A, 1.54% for Class B and 1.69% for Class C, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2007 (Unaudited)

Long-Term Municipal Investments−97.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania−96.5%				
Allegheny County Hospital Development Authority, HR (South Hills Health System)	5.13	5/1/29	1,100,000	1,078,935
Allegheny County Sanitary Authority, Sewer Revenue (Insured; MBIA)	5.00	12/1/19	1,900,000	2,001,346
Bethlehem Area Vocational Technical School Authority, LR (Insured; MBIA)	5.00	9/1/19	895,000	914,833
Bucks County Industrial Development Authority, Retirement Community Revenue (Ann's Choice, Inc. Facility)	6.25	1/1/35	1,500,000	1,540,680
Bucks County Water and Sewer Authority, Collection Sewer System Revenue (Insured; AMBAC)	5.00	12/1/11	1,480,000 [a]	1,564,034
Bucks County Water and Sewer Authority, Collection Sewer System Revenue (Insured; AMBAC)	5.38	12/1/11	1,340,000 [a]	1,435,046
Bucks County Water and Sewer Authority, Water System Revenue (Insured; AMBAC)	5.38	6/1/18	1,255,000	1,340,378
Butler County Industrial Development Authority, Health Care Facilities Revenue (Saint John Lutheran Care Center Project) (Collateralized; GNMA)	5.80	4/20/29	5,925,000	6,234,877
Butler County Industrial Development Authority, MFHR (Greenview Gardens Apartments)	6.00	7/1/23	475,000	493,715
Butler County Industrial Development Authority, MFHR (Greenview Gardens Apartments)	6.25	7/1/33	880,000	918,799
Charleroi Area School Authority, School Revenue (Insured; FGIC)	0.00	10/1/20	2,000,000	1,137,060
Council Rock School District, GO (Insured; MBIA)	5.00	11/15/11	1,400,000 [a]	1,478,708
Cumberland County Municipal Authority, College Revenue (Messiah College) (Insured; AMBAC)	5.13	10/1/15	50,000	50,063

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Dauphin County General Authority, Office and Parking Revenue (Riverfront Office Center Project)	6.00	1/1/25	3,000,000	2,779,290
Delaware County Industrial Development Authority, Water Facilities Revenue (Aqua Pennsylvania Inc. Project) (Insured; FGIC)	5.00	11/1/37	5,165,000	5,185,298
Harrisburg Authority, University Revenue (The Harrisburg University of Science and Technology Project)	5.40	9/1/16	2,000,000	2,021,540
Harrisburg Authority, University Revenue (The Harrisburg University of Science and Technology Project)	6.00	9/1/36	1,000,000	1,009,140
Harrisburg Redevelopment Authority, Revenue (Insured; FSA)	0.00	5/1/18	2,750,000	1,715,862
Harrisburg Redevelopment Authority, Revenue (Insured; FSA)	0.00	11/1/18	2,750,000	1,676,867
Harrisburg Redevelopment Authority, Revenue (Insured; FSA)	0.00	11/1/19	2,750,000	1,580,342
Harrisburg Redevelopment Authority, Revenue (Insured; FSA)	0.00	5/1/20	2,750,000	1,525,535
Harrisburg Redevelopment Authority, Revenue (Insured; FSA)	0.00	11/1/20	2,500,000	1,354,550
Lancaster Parking Authority, Guaranteed Parking Revenue (Insured; AMBAC)	5.00	12/1/32	1,000,000	1,035,620
McKeesport Area School District, GO (Insured; AMBAC)	0.00	10/1/21	540,000	291,481
McKeesport Area School District, GO (Insured; AMBAC)	0.00	10/1/21	2,915,000	1,575,616
Monroe County Hospital Authority, HR (Pocono Medical Center) (Insured; Radian)	5.50	1/1/22	1,455,000	1,491,841
Monroeville Municipal Authority, Sanitary Sewer Revenue (Insured; MBIA)	5.25	12/1/16	50,000	53,584
Montour School District, GO (Insured; FSA)	5.00	4/1/32	2,000,000	2,083,020

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
North Allegheny School District, GO (Insured; FGIC)	5.05	11/1/21	1,455,000	1,522,294
North Schuylkill School District, GO (Insured; FGIC)	5.00	11/15/28	635,000	653,929
Northampton County General Purpose Authority, County Agreement Revenue (Insured; FSA)	5.13	10/1/20	2,225,000	2,354,473
Northampton County Industrial Development Authority, Mortgage Revenue (Moravian Hall Square Project) (Insured; Radian)	5.00	7/1/17	1,890,000	1,922,565
Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project) (Insured; FGIC)	5.45	12/1/10	445,000 a	471,010
Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project) (Insured; FGIC)	5.45	12/1/19	2,170,000	2,282,146
Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project) (Insured; FGIC)	0.00	12/1/22	1,200,000	610,584
Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project) (Insured; FGIC)	0.00	12/1/23	3,790,000	1,826,666
Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project) (Insured; FGIC)	0.00	12/1/24	3,790,000	1,734,001
Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project) (Insured; FGIC)	0.00	12/1/25	3,790,000	1,647,665
Pennsylvania Higher Educational Facilities Authority, Revenue (State Higher Education System) (Insured; AMBAC)	5.00	6/15/19	560,000	582,422
Pennsylvania Higher Educational Facilities Authority, Revenue (State Higher Education System) (Insured; AMBAC)	5.00	6/15/20	1,915,000	1,991,677
Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System)	6.00	1/15/22	5,000,000	5,360,500

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Pennsylvania Housing Finance Agency, Capital Fund Securitization Revenue (Insured; FSA)	5.00	12/1/25	2,485,000	2,570,882
Pennsylvania Housing Finance Agency, SFMR	5.00	4/1/16	2,000,000	2,060,080
Pennsylvania Housing Finance Agency, SFMR	5.10	10/1/20	5,000,000	5,066,300
Pennsylvania Housing Finance Agency, SFMR	4.70	10/1/37	2,210,000	2,066,969
Pennsylvania Intergovernmental Cooperative Authority, Special Tax Revenue (Philadelphia Funding Program) (Insured; FGIC)	5.25	6/15/15	1,000,000	1,026,370
Pennsylvania Turnpike Commission, Oil Franchise Tax Revenue (Insured; AMBAC)	5.00	12/1/08	350,000 [a]	359,177
Pennsylvania Turnpike Commission, Oil Franchise Tax Revenue (Insured; AMBAC)	5.00	12/1/23	75,000	76,584
Pennsylvania Turnpike Commission, Oil Franchise Tax Senior Revenue (Insured; AMBAC)	5.25	12/1/08	2,185,000 [a]	2,248,059
Pennsylvania Turnpike Commission, Oil Franchise Tax Senior Revenue (Insured; AMBAC)	5.25	12/1/18	3,780,000	3,881,304
Pennsylvania Turnpike Commission, Oil Franchise Tax Senior Revenue (Insured; AMBAC)	5.25	12/1/18	555,000	569,397
Philadelphia, Gas Works Revenue (1998 General Ordinance-4th Series) (Insured; FSA)	5.25	8/1/22	2,000,000	2,099,380
Philadelphia, Water and Wastewater Revenue (Insured; MBIA)	5.60	8/1/18	800,000	866,832
Philadelphia Authority for Industrial Development, LR (Insured; FSA)	5.50	10/1/11	2,870,000 [a]	3,101,695

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Philadelphia Authority for Industrial Development, Revenue (Independence Charter School Project)	5.50	9/15/37	1,700,000	1,698,640
Philadelphia Authority for Industrial Development, Revenue (Russell Byers Charter School Project)	5.25	5/1/37	1,715,000	1,639,540
Philadelphia Hospitals and Higher Education Facilities Authority, Health System Revenue (Jefferson Health System)	5.00	5/15/11	2,000,000	2,033,060
Philadelphia Housing Authority, Capital Fund Program Revenue (Insured; FSA)	5.00	12/1/21	1,685,000	1,750,681
Philadelphia Redevelopment Authority, Revenue (Philadelphia Neighborhood Transformation Initiative) (Insured; FGIC)	5.50	4/15/18	3,600,000	3,853,944
Philadelphia Redevelopment Authority, Revenue (Philadelphia Neighborhood Transformation Initiative) (Insured; FGIC)	5.00	4/15/30	3,480,000	3,599,120
Pittsburgh Urban Redevelopment Authority, MFHR (West Park Court Project) (Collateralized; GNMA)	4.90	11/20/47	1,285,000	1,220,930
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	5.75	12/1/11	3,585,000 [a]	3,915,429
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	5.85	12/1/11	3,000,000 [a]	3,287,820
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	5.75	12/1/21	1,165,000	1,223,320

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Schuylkill County Industrial Development Authority, Revenue (Charity Obligation Group)	5.00	11/1/14	1,495,000	1,528,727
Scranton School District, GO Notes (Insured; MBIA)	5.00	4/1/18	1,390,000	1,422,109
Scranton School District, GO Notes (Insured; MBIA)	5.00	4/1/19	2,710,000	2,766,558
South Side Area School District, GO (Insured; FGIC)	5.25	6/1/10	2,080,000 [a]	2,173,018
Spring-Ford Area School District, GO (Insured; FSA)	5.00	4/1/21	1,015,000	1,062,167
State Public School Building Authority, Revenue (Central Montgomery County Area Vocational Technical School) (Insured; FGIC)	5.25	5/15/17	1,055,000	1,144,475
State Public School Building Authority, Revenue (Central Montgomery County Area Vocational Technical School) (Insured; FGIC)	5.25	5/15/18	1,110,000	1,190,442
State Public School Building Authority, School Revenue (Marple Newtown School District Project) (Insured; MBIA)	5.00	9/1/11	3,680,000 [a]	3,874,230
State Public School Building Authority, School Revenue (School District of Haverford Township Project) (Insured; XLCA)	5.25	3/15/25	3,610,000	3,850,101
State Public School Building Authority, School Revenue (Tuscarora School District Project) (Insured; FSA)	5.00	4/1/13	750,000 [a]	802,568
University Area Joint Authority, Sewer Revenue (Insured; MBIA)	5.00	11/1/17	1,660,000	1,745,224
University Area Joint Authority, Sewer Revenue (Insured; MBIA)	5.00	11/1/18	2,010,000	2,098,340
Upper Merion Area School District, GO	5.25	2/15/13	285,000 [a]	307,945
Upper Merion Area School District, GO	5.25	2/15/13	1,000,000 [a]	1,080,510

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Warwick School District, GO (Insured; FSA)	5.00	2/1/27	1,150,000	1,192,907
Washington County Industrial Development Authority, PCR (West Penn Power Company Mitchell Station Project) (Insured; AMBAC)	6.05	4/1/14	3,000,000	3,006,060
U.S. Related–1.4%				
Guam Waterworks Authority, Water and Wastewater System Revenue	6.00	7/1/25	1,000,000	1,041,310
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/30	1,000,000	1,037,640
Total Long-Term Municipal Investments (cost $143,858,438)				**150,067,836**

Short-Term Municipal Investment–1.0%				
Pennsylvania;				
Franklin County Industrial Development Authority, Revenue (Menno Haven Project) (Insured; Radian Bank and Liquidity Facility; Bank of America) (cost $1,500,000)	5.90	11/7/07	1,500,000 b	**1,500,000**

Total Investments (cost $145,358,438)			**98.9%**	**151,567,836**
Cash and Receivables (Net)			**1.1%**	**1,728,454**
Net Assets			**100.0%**	**153,296,290**

^a *These securities are prefunded; the date shown represents the prefunded date. Bonds which are prefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

^b *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	68.3
AA		Aa		AA	15.1
A		A		A	5.6
BBB		Baa		BBB	4.5
BB		Ba		BB	.7
F1		MIG1/P1		SP1/A1	1.0
Not Rated[c]		Not Rated[c]		Not Rated[c]	4.8
					100.0

[†]   *Based on total investments.*
[c]   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	145,358,438	151,567,836
Cash		130,633
Interest receivable		1,888,507
Receivable for shares of Beneficial Interest subscribed		28,096
Prepaid expenses		12,242
		153,627,314
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		127,306
Payable for shares of Beneficial Interest redeemed		177,604
Interest payable–Note 2		127
Accrued expenses		25,987
		331,024
Net Assets ($)		**153,296,290**
Composition of Net Assets ($):		
Paid-in capital		150,528,533
Accumulated undistributed investment income–net		6,897
Accumulated net realized gain (loss) on investments		(3,448,538)
Accumulated net unrealized appreciation (depreciation) on investments		6,209,398
Net Assets ($)		**153,296,290**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	142,393,031	7,215,917	3,687,342
Shares Outstanding	8,923,263	452,577	230,946
Net Asset Value Per Share ($)	**15.96**	**15.94**	**15.97**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**3,868,004**
Expenses:	
Management fee–Note 3(a)	431,268
Shareholder servicing costs–Note 3(c)	260,416
Distribution fees–Note 3(b)	35,150
Professional fees	14,710
Registration fees	10,726
Custodian fees–Note 3(c)	9,186
Trustees' fees and expenses–Note 3(d)	6,368
Prospectus and shareholders' reports	5,812
Loan commitment fees–Note 2	765
Interest expense–Note 2	127
Miscellaneous	13,846
Total Expenses	**788,374**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(7,326)
Net Expenses	**781,048**
Investment Income–Net	**3,086,956**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	332,922
Net unrealized appreciation (depreciation) on investments	(2,688,563)
Net Realized and Unrealized Gain (Loss) on Investments	**(2,355,641)**
Net Increase in Net Assets Resulting from Operations	**731,315**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30, 2007
Operations ($):		
Investment income—net	3,086,956	6,368,342
Net realized gain (loss) on investments	332,922	341,233
Net unrealized appreciation (depreciation) on investments	(2,688,563)	2,922,780
Net Increase (Decrease) in Net Assets Resulting from Operations	**731,315**	**9,632,355**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(2,873,410)	(5,651,787)
Class B shares	(149,180)	(602,311)
Class C shares	(57,469)	(101,071)
Total Dividends	**(3,080,059)**	**(6,355,169)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	7,059,944	10,919,966
Class B shares	29,326	286,977
Class C shares	316,944	939,933
Dividends reinvested:		
Class A shares	1,947,786	3,775,926
Class B shares	109,553	424,246
Class C shares	42,844	63,432
Cost of shares redeemed:		
Class A shares	(10,384,701)	(19,359,481)
Class B shares	(5,641,216)	(10,011,992)
Class C shares	(218,159)	(397,570)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(6,737,679)**	**(13,358,563)**
Total Increase (Decrease) in Net Assets	**(9,086,423)**	**(10,081,377)**
Net Assets ($):		
Beginning of Period	162,382,713	172,464,090
End of Period	**153,296,290**	**162,382,713**
Undistributed investment income—net	6,897	–

	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30, 2007
Capital Share Transactions:		
Class A[a]		
Shares sold	441,309	676,172
Shares issued for dividends reinvested	122,222	234,165
Shares redeemed	(651,795)	(1,201,710)
Net Increase (Decrease) in Shares Outstanding	**(88,264)**	**(291,373)**
Class B[a]		
Shares sold	1,844	17,835
Shares issued for dividends reinvested	6,887	26,347
Shares redeemed	(352,793)	(621,520)
Net Increase (Decrease) in Shares Outstanding	**(344,062)**	**(577,338)**
Class C		
Shares sold	19,804	58,354
Shares issued for dividends reinvested	2,687	3,932
Shares redeemed	(13,732)	(24,625)
Net Increase (Decrease) in Shares Outstanding	**8,759**	**37,661**

[a] *During the period ended October 31, 2007, 283,309 Class B shares representing $4,531,777 were automatically converted to 283,024 Class A shares and during the period ended April 30, 2007, 340,265 Class B shares representing $5,499,858 were automatically converted to 339,985 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	16.19	15.88	16.19	15.78	16.13	15.47
Investment Operations:						
Investment income−net[a]	.32	.62	.62	.62	.63	.66
Net realized and unrealized gain (loss) on investments	(.23)	.31	(.31)	.41	(.34)	.69
Total from Investment Operations	.09	.93	.31	1.03	.29	1.35
Distributions:						
Dividends from investment income−net	(.32)	(.62)	(.62)	(.62)	(.63)	(.66)
Dividends from net realized gain on investments	−	−	−	−	(.01)	(.03)
Total Distributions	(.32)	(.62)	(.62)	(.62)	(.64)	(.69)
Net asset value, end of period	15.96	16.19	15.88	16.19	15.78	16.13
Total Return (%)[b]	.57[c]	5.95	1.89	6.62	1.78	8.86
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.96[d]	.94	.94	.95	.94	.94
Ratio of net expenses to average net assets	.95[d]	.94	.94	.95	.94	.94
Ratio of net investment income to average net assets	3.98[d]	3.87	3.82	3.86	3.92	4.16
Portfolio Turnover Rate	4.83[c]	8.82	11.89	10.18	6.39	33.76
Net Assets, end of period ($ x 1,000)	142,393	145,897	147,733	155,436	161,796	191,003

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	16.18	15.87	16.18	15.77	16.11	15.46
Investment Operations:						
Investment income–net [a]	.26	.54	.53	.53	.55	.58
Net realized and unrealized gain (loss) on investments	(.23)	.31	(.31)	.42	(.34)	.68
Total from Investment Operations	.03	.85	.22	.95	.21	1.26
Distributions:						
Dividends from investment income–net	(.27)	(.54)	(.53)	(.54)	(.54)	(.58)
Dividends from net realized gain on investments	–	–	–	–	(.01)	(.03)
Total Distributions	(.27)	(.54)	(.53)	(.54)	(.55)	(.61)
Net asset value, end of period	15.94	16.18	15.87	16.18	15.77	16.11
Total Return (%) [b]	.22[c]	5.41	1.37	6.08	1.32	8.25
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.55[d]	1.45	1.46	1.46	1.45	1.45
Ratio of net expenses to average net assets	1.54[d]	1.45	1.46	1.46	1.45	1.45
Ratio of net investment income to average net assets	3.43[d]	3.35	3.30	3.35	3.41	3.65
Portfolio Turnover Rate	4.83[c]	8.82	11.89	10.18	6.39	33.76
Net Assets, end of period ($ x 1,000)	7,216	12,886	21,799	29,280	35,356	42,076

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	16.20	15.89	16.20	15.79	16.14	15.48
Investment Operations:						
Investment income−net [a]	.26	.50	.50	.50	.51	.54
Net realized and unrealized gain (loss) on investments	(.23)	.31	(.31)	.41	(.34)	.69
Total from Investment Operations	.03	.81	.19	.91	.17	1.23
Distributions:						
Dividends from investment income−net	(.26)	(.50)	(.50)	(.50)	(.51)	(.54)
Dividends from net realized gain on investments	–	–	–	–	(.01)	(.03)
Total Distributions	(.26)	(.50)	(.50)	(.50)	(.52)	(.57)
Net asset value, end of period	15.97	16.20	15.89	16.20	15.79	16.14
Total Return (%) [b]	.20 [c]	5.18	1.15	5.83	1.03	8.07
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.70 [d]	1.67	1.68	1.69	1.68	1.67
Ratio of net expenses to average net assets	1.69 [d]	1.67	1.68	1.69	1.68	1.67
Ratio of net investment income to average net assets	3.24 [d]	3.13	3.08	3.11	3.18	3.44
Portfolio Turnover Rate	4.83 [c]	8.82	11.89	10.18	6.39	33.76
Net Assets, end of period ($ x 1,000)	3,687	3,599	2,932	2,839	2,659	3,036

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers ten series including the Pennsylvania Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is

required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $3,859,684 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2007. If not applied, $972,847 of the carryover expires in fiscal 2011 and $2,886,837 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2007 was as follows: tax exempt income $6,355,169. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions.

In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2007 was approximately $2,200, with a related weighted average annualized interest rate of 5.73%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2007, the Distributor retained $1,133 from commissions earned on sales of the fund's Class A shares and $8,336 from CDSC on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2007, Class B and Class C shares were charged $21,801 and $13,349, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the

period ended October 31, 2007, Class A, Class B and Class C shares were charged $180,681, $10,900 and $4,450, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2007, the fund was charged $36,784 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, for providing custodial services for the fund for the four months ended October 31, 2007, the fund was charged $6,282. Prior to becoming an affiliate, The Bank of New York was paid $2,904 for custody services to the fund for the two months ended June 30, 2007.

During the period ended October 31, 2007, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $71,608, Rule 12b-1 distribution plan fees $5,418, shareholder services plan fees $32,549, custodian fees $3,121, chief compliance officer fees $2,812 and transfer agency per account fees $11,798.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2007, amounted to $7,432,174 and $15,357,634, respectively.

At October 31, 2007, accumulated net unrealized appreciation on investments was $6,209,398, consisting of $6,811,279 gross unrealized appreciation and $601,881 gross unrealized depreciation.

At October 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Plan of Reorganization:

On September 7, 2007, the Board of Trustees of the Trust approved, subject to shareholder approval on November 12, 2007 of Dreyfus Pennsylvania Intermediate Municipal Bond Fund, an Agreement and Plan of Reorganization to merge Dreyfus Pennsylvania Intermediate Municipal Bond Fund into the fund as part of a tax-free reorganization. The merger occurred as of the close of business on November 29, 2007. On the date of the merger, Dreyfus Pennsylvania Intermediate Municipal Bond Fund exchanged all of its assets at net asset value, subject to liabilities, for Class Z shares of the fund. Those shares were distributed pro rata to shareholders of Dreyfus Pennsylvania Intermediate Municipal Bond Fund so that each shareholder received a number of Class Z shares of the fund equal to the aggregate net asset value of the shareholder's Dreyfus Pennsylvania Intermediate Municipal Bond Fund shares.

At a meeting of the Board of Trustees held on July 24, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex generally, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio.</u> The Board members reviewed a report prepared by Lipper, Inc., an independent provider of investment company data, comparing the fund's performance to a group of comparable funds (the "Performance Group") and to a broader group of funds (the "Performance Universe") selected by Lipper. The Board members had

been provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members noted that the fund's yield performance for the past ten one-year periods ended May 31 (1998-2007) was lower than the Performance Group median for each reported time period, but higher than the Performance Universe medians for five of the ten reported time periods, including the most recent one-year period. The Board members then reviewed the fund's total return performance for various periods ended May 31, 2007, and noted that the fund's performance was lower than the Performance Group median for each reported time period except the one-year period ended May 31, 2007, when it was higher, and higher than the Performance Universe medians for each reported time period. The Manager also provided a comparison of the fund's calendar year total returns to the returns of its Lipper category average for the prior ten years. The Board members discussed with representatives of the Manager the reasons for the fund's underperformance compared to the Performance Group and Performance Universe medians for the applicable periods, and the Manager's efforts to improve performance. The Board members also received a presentation from one of the fund's portfolio managers during which he discussed the fund's investment strategy and the factors that affected the fund's performance.

The Board members also discussed the fund's management fee and expense ratio as compared to a comparable group of funds (the "Expense Group") that was composed of the same funds included in the Performance Group and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board noted that the fund's management fee and total expense ratio were higher than the Expense Group and Expense Universe medians.

Representatives of the Manager informed the Board members that there were no mutual funds, separate accounts or wrap fee separate accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information previously provided and discussed prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of a fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager and its affiliates from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentages determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

- The Board was satisfied with the Manager's efforts to improve performance as discussed at the meeting, noting improvement in the one-year period, but concluded that it was necessary to continue to monitor the performance of the fund and its portfolio management team.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

Dreyfus Premier State
Municipal Bond Fund,
Pennsylvania Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: PTPAX   Class B: PPABX   Class C: PPACX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
      144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0058SA1007

Dreyfus Premier State Municipal Bond Fund, Virginia Series

SEMIANNUAL REPORT October 31, 2007



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier State Municipal Bond Fund, Virginia Series, covering the six-month period from May 1, 2007, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. financial markets. The third quarter of 2007 provided greater swings in security valuations than we've seen in several years, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector to other credit-sensitive areas of the fixed-income markets. While we saw no change in the underlying credit fundamentals of municipal bonds, the tax-exempt market nonetheless suffered bouts of liquidity concerns over the summer before rebounding in the early fall.

In our view, these developments signaled a shift to a new phase of the credit cycle in which the price of risk has increased. Although the housing downturn and sub-prime turmoil may persist for the next few months or quarters, fiscal conditions have remained sound for most municipal bond issuers and lower short-term interest rates from the Federal Reserve Board should help forestall a more severe economic downturn. In addition, turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you reposition your tax-exempt investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of May 1, 2007, through October 31, 2007, as provided by Monica S. Wieboldt, Senior Portfolio Manager

Fund and Market Performance Overview

Although a credit crisis led to sharp declines in the municipal bond market over the summer of 2007, a subsequent rebound resulted in a positive absolute return for the fund's benchmark over the reporting period. The fund's returns were driven primarily by its income-oriented holdings.

For the six-month period ended October 31, 2007, Dreyfus Premier State Municipal Bond Fund, Virginia Series achieved total returns of 0.68% for Class A shares, 0.35% for Class B shares and 0.30% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, which does not reflect fees and expenses like a mutual fund, achieved a total return of 1.30% for the same period.[2] In addition, the fund is reported in the Lipper Virginia Municipal Debt Funds category, and the average total return for all funds reported in this Lipper category was –0.29% for the reporting period.[3]

The Fund's Investment Approach

The fund seeks to maximize current income exempt from federal income tax and Virginia state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Virginia state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may

assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

A Strong Market Rebound Offset Summer Declines

After a long period of relative stability, municipal bond market conditions changed dramatically over the summer of 2007, when turmoil in the sub-prime mortgage sector of the taxable bond market spread to other fixed-income sectors. Although we saw no evidence of credit deterioration among municipal bond issuers, the tax-exempt market was affected by selling pressure from highly leveraged hedge funds and other institutional investors. In the immediate aftermath of the summertime decline, tax-exempt bonds traded at their highest yield levels in more than three years.

Difficult liquidity conditions prompted the Federal Reserve Board (the "Fed") to cut the discount rate in August and the federal funds rate in September and October, the first reductions in short-term rates in more than four years. On average, the market responded favorably to the Fed's actions, sparking a rally that, by the reporting period's end, erased some, but not all, of its earlier losses.

A Focus on Income Bolstered Fund Performance

Our security selection strategy primarily emphasized income-oriented bonds, including those selling at modest premiums to their face values. These premium bonds helped shelter the fund from the full brunt of the market's summertime decline. The fund also benefited from its holdings of higher yielding bonds in the transportation and essential services sub-sectors, especially those with maturities within 20 years.

Throughout the reporting period, we maintained the fund's average duration in a range we considered slightly longer than industry averages. This posture, which was designed to capture higher yields, detracted slightly from the fund's performance as volatility was particularly pronounced toward the long end of the market's maturity range during the downturn.

Despite turmoil in housing markets and slower U.S. economic growth, Virginia's economy and fiscal condition have remained sound. Investor demand has been robust for a generally ample supply of newly issued Virginia municipal bonds.

Maintaining a Conservative Investment Posture

Ongoing market volatility may provide opportunities to purchase longer-term municipal bonds at relatively attractive prices. However, for the immediate future we intend to maintain an emphasis on higher-quality, income-oriented bonds with maturities up to approximately 20 years. In our view, these are prudent strategies in today's changing economic and market environments.

November 15, 2007

---

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Virginia residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Virginia Series from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2007

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.90	$ 8.41	$ 9.67
Ending value (after expenses)	$1,006.80	$1,003.50	$1,003.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Class A	Class B	Class C
Expenses paid per $1,000†	$ 5.94	$ 8.47	$ 9.73
Ending value (after expenses)	$1,019.25	$1,016.74	$1,015.48

† *Expenses are equal to the fund's annualized expense ratio of 1.17% for Class A, 1.67% for Class B and 1.92% for Class C, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

Long-Term Municipal Investments—103.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Virginia−80.5%				
Albemarle County Industrial Development Authority, HR (Martha Jefferson Hospital)	5.25	10/1/15	1,445,000	1,531,498
Alexandria, Consolidated Public Improvement	5.50	6/15/10	2,625,000 [a]	2,787,120
Alexandria, GO	5.00	6/15/21	1,000,000	1,098,120
Amherst Industrial Development Authority, Educational Facilities Revenue (Sweet Briar College)	5.00	9/1/26	1,000,000	999,330
Bristol, Utility System Revenue (Insured; MBIA)	5.25	7/15/20	2,185,000	2,336,180
Chesapeake, Chesapeake Expressway Toll Road Revenue	5.63	7/15/19	1,200,000	1,237,656
Chesapeake, GO Public Improvement	5.50	12/1/17	1,750,000	1,877,907
Danville Industrial Development Authority, HR (Danville Regional Medical Center) (Insured; AMBAC)	5.25	10/1/28	1,500,000	1,658,295
Dulles Town Center Community Development Authority, Special Assessment Tax (Dulles Town Center Project)	6.25	3/1/26	2,950,000	3,012,746
Fairfax County Water Authority, Water Revenue	5.50	4/1/10	1,655,000 [a]	1,749,980
Fairfax County Water Authority, Water Revenue	5.50	4/1/10	1,830,000 [a]	1,935,024
Harrisonburg Industrial Development Authority, Hospital Facilities Revenue (Rockingham Memorial Hospital) (Insured; AMBAC)	4.25	8/15/26	1,000,000	950,790
James City County Economic Development Authority, Residential Care Facility First Mortgage Revenue (Williamsburg Landing, Inc.)	5.50	9/1/34	750,000	738,563

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Virginia (continued)				
Loudoun County Sanitation Authority, Water and Sewer Revenue	5.00	1/1/33	2,000,000	2,067,360
Newport News, GO General Improvement Bonds and GO Water Bonds	5.25	7/1/22	1,000,000	1,116,960
Peninsula Ports Authority of Virginia, Residential Care Facility Revenue (Virginia Baptist Homes)	5.40	12/1/33	500,000	476,475
Pittsylvania County Industrial Development Authority, Exempt Facility Revenue (Multitrade of Pittsylvania County, L.P. Project)	7.65	1/1/10	600,000	624,726
Prince William County, COP (Prince William County Facilities) (Insured; AMBAC)	4.50	9/1/25	1,400,000	1,390,592
Prince William County Industrial Development Authority, Educational Facilities Revenue (Catholic Diocese of Arlington)	5.50	10/1/33	1,000,000	1,031,840
Richmond Metropolitan Authority, Expressway Revenue (Insured; FGIC)	5.25	7/15/17	3,100,000	3,383,154
Roanoke Industrial Development Authority, HR (Carilion Health System) (Insured; MBIA)	5.50	7/1/21	2,500,000	2,633,575
Spotsylvania County Industrial Development Authority, Public Facility Revenue (Spotsylvania School Facilities Project) (Insured; AMBAC)	5.00	2/1/30	1,500,000	1,549,860
Tobacco Settlement Financing Corporation of Virginia, Tobacco Settlement Asset-Backed Bonds	5.63	6/1/15	1,000,000 [a]	1,120,980
Upper Occoquan Sewage Authority, Regional Sewerage System Revenue (Insured; FSA)	5.00	7/1/24	1,000,000	1,047,910

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Virginia (continued)				
Virginia College Building Authority, Educational Facilities Revenue (Regent University Project)	5.00	6/1/36	1,000,000	966,750
Virginia Housing Development Authority, Commonwealth Mortgage Revenue	4.75	7/1/22	1,000,000	989,010
Virginia Housing Development Authority, Commonwealth Mortgage Revenue	5.10	10/1/35	1,000,000	1,001,060
Virginia Housing Development Authority, Multi-Family Housing	5.95	5/1/16	710,000	724,108
Virginia Public Building Authority, Public Facilities Revenue	5.75	8/1/10	2,700,000 [a]	2,864,484
Virginia Resource Authority, Clean Water Revenue (State Revolving Fund)	5.38	10/1/10	3,035,000 [a]	3,198,708
Western Virginia Regional Jail Authority, Regional Jail Facility Revenue (Insured; MBIA)	5.00	6/1/21	1,000,000	1,062,950
U.S. Related—22.9%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	6.00	7/1/10	1,500,000 [a]	1,599,930
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	5,000,000	321,650
Guam Waterworks Authority, Water and Wastewater System Revenue	5.88	7/1/35	1,000,000	1,024,680
Puerto Rico Commonwealth (Insured; MBIA)	5.50	7/1/12	5,900,000 [b,c]	6,394,420
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.50	7/1/12	50,000	54,190
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.50	10/1/10	3,000,000 [a]	3,282,810

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Virgin Islands Water and Power Authority, Electric System Subordinated Revenue	5.00	7/1/31	1,300,000	1,278,654
Total Investments (cost $60,857,368)			**103.4%**	**63,120,045**
Liabilities, Less Cash and Receivables			**(3.4%)**	**(2,062,409)**
Net Assets			**100.0%**	**61,057,636**

a *These securities are prefunded; the date shown represents the prefunded date. Bonds which are prefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2007, this security amounted to $6,394,420 or 10.5% of net assets.*

c *Collateral for floating rate borrowings.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%) †
AAA		Aaa		AAA	58.1
AA		Aa		AA	14.4
A		A		A	5.9
BBB		Baa		BBB	11.8
BB		Ba		BB	1.7
Not Rated d		Not Rated d		Not Rated d	8.1
					100.0

† *Based on total investments.*
d *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	60,857,368	63,120,045
Cash		164,354
Interest receivable		843,591
Receivable for shares of Beneficial Interest subscribed		7,179
Prepaid expenses		11,634
		64,146,803
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		52,720
Payable for floating rate notes issued–Note 4		2,950,000
Interest and related expense payable		40,047
Payable for shares of Beneficial Interest redeemed		20,608
Accrued expenses		25,792
		3,089,167
Net Assets ($)		**61,057,636**
Composition of Net Assets ($):		
Paid-in capital		60,610,314
Accumulated net realized gain (loss) on investments		(1,815,355)
Accumulated net unrealized appreciation (depreciation) on investments		2,262,677
Net Assets ($)		**61,057,636**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	56,169,785	2,634,561	2,253,290
Shares Outstanding	3,404,747	159,747	136,684
Net Asset Value Per Share ($)	**16.50**	**16.49**	**16.49**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**1,616,711**
Expenses:	
Management fee–Note 3(a)	172,358
Shareholder servicing costs–Note 3(c)	98,982
Interest and related expense	59,203
Distribution fees–Note 3(b)	16,135
Professional fees	13,566
Registration fees	11,030
Custodian fees–Note 3(c)	6,094
Prospectus and shareholders' reports	5,522
Trustees' fees and expenses–Note 3(d)	2,785
Loan commitment fees	305
Miscellaneous	7,682
Total Expenses	**393,662**
Less–reduction in management fee due to undertaking–Note 3(a)	(6,228)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(5,700)
Net Expenses	**381,734**
Investment Income-Net	**1,234,977**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(112,817)
Net unrealized appreciation (depreciation) on investments	(761,448)
Net Realized and Unrealized Gain (Loss) on Investments	**(874,265)**
Net Increase in Net Assets Resulting from Operations	**360,712**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30, 2007
Operations ($):		
Investment income–net	1,234,977	2,706,847
Net realized gain (loss) on investments	(112,817)	36,171
Net unrealized appreciation (depreciation) on investments	(761,448)	430,408
Net Increase (Decrease) in Net Assets Resulting from Operations	**360,712**	**3,173,426**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(1,146,213)	(2,441,004)
Class B shares	(50,888)	(175,996)
Class C shares	(37,876)	(89,847)
Total Dividends	**(1,234,977)**	**(2,706,847)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	2,695,889	5,072,827
Class B shares	10,807	54,553
Class C shares	13,954	66,143
Dividends reinvested:		
Class A shares	732,808	1,525,034
Class B shares	24,225	86,800
Class C shares	21,315	54,107
Cost of shares redeemed:		
Class A shares	(5,214,023)	(9,256,980)
Class B shares	(950,171)	(2,379,508)
Class C shares	(144,455)	(629,189)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(2,809,651)**	**(5,406,213)**
Total Increase (Decrease) in Net Assets	**(3,683,916)**	**(4,939,634)**
Net Assets ($):		
Beginning of Period	64,741,552	69,681,186
End of Period	**61,057,636**	**64,741,552**

	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30, 2007
Capital Share Transactions:		
Class A[a]		
Shares sold	163,480	303,374
Shares issued for dividends reinvested	44,485	91,213
Shares redeemed	(316,533)	(553,950)
Net Increase (Decrease) in Shares Outstanding	**(108,568)**	**(159,363)**
Class B[a]		
Shares sold	656	3,273
Shares issued for dividends reinvested	1,471	5,193
Shares redeemed	(57,557)	(142,393)
Net Increase (Decrease) in Shares Outstanding	**(55,430)**	**(133,927)**
Class C		
Shares sold	840	3,934
Shares issued for dividends reinvested	1,295	3,237
Shares redeemed	(8,888)	(37,712)
Net Increase (Decrease) in Shares Outstanding	**(6,753)**	**(30,541)**

[a] *During the period ended October 31, 2007, 50,692 Class B shares representing $836,665 were automatically converted to 50,684 Class A shares and during the period ended April 30, 2007, 67,591 Class B shares representing $1,132,124 were automatically converted to 67,581 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	16.72	16.61	17.04	16.73	17.17	16.68
Investment Operations:						
Investment income–net[a]	.33	.68	.69	.66	.68	.76
Net realized and unrealized gain (loss) on investments	(.22)	.11	(.43)	.31	(.44)	.49
Total from Investment Operations	.11	.79	.26	.97	.24	1.25
Distributions:						
Dividends from investment income–net	(.33)	(.68)	(.69)	(.66)	(.68)	(.76)
Net asset value, end of period	16.50	16.72	16.61	17.04	16.73	17.17
Total Return (%)[b]	.68[c]	4.85	1.51	5.87	1.39	7.64
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.20[d]	1.16	1.11	1.06	1.04	1.11
Ratio of net expenses to average net assets	1.17[d]	1.15	1.10	1.05	1.04	1.11
Ratio of net investment income to average net assets	3.99[d]	4.09	4.06	3.88	3.99	4.49
Portfolio Turnover Rate	5.27[c]	18.14	41.99	36.57	75.03	46.83
Net Assets, end of period ($ x 1,000)	56,170	58,748	60,998	66,155	68,341	72,390

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	16.72	16.60	17.04	16.72	17.17	16.67
Investment Operations:						
Investment income−net[a]	.28	.59	.60	.56	.59	.67
Net realized and unrealized gain (loss) on investments	(.22)	.13	(.44)	.33	(.45)	.51
Total from Investment Operations	.06	.72	.16	.89	.14	1.18
Distributions:						
Dividends from investment income−net	(.29)	(.60)	(.60)	(.57)	(.59)	(.68)
Net asset value, end of period	16.49	16.72	16.60	17.04	16.72	17.17
Total Return (%)[b]	.35c	4.38	.94	5.40	.82	7.17
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.76d	1.68	1.63	1.58	1.55	1.61
Ratio of net expenses to average net assets	1.67d	1.66	1.61	1.56	1.55	1.61
Ratio of net investment income to average net assets	3.45d	3.58	3.55	3.37	3.48	3.98
Portfolio Turnover Rate	5.27c	18.14	41.99	36.57	75.03	46.83
Net Assets, end of period ($ x 1,000)	2,635	3,597	5,796	7,465	9,761	14,593

[a]   *Based on average shares outstanding at each month end.*
[b]   *Exclusive of sales charge.*
[c]   *Not annualized.*
[d]   *Annualized.*
See notes to financial statements.

	Six Months Ended October 31, 2007		Year Ended April 30,			
Class C Shares	(Unaudited)	2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	16.71	16.60	17.03	16.71	17.16	16.66
Investment Operations:						
Investment income—net[a]	.27	.56	.56	.53	.56	.63
Net realized and unrealized gain (loss) on investments	(.22)	.11	(.43)	.32	(.46)	.51
Total from Investment Operations	.05	.67	.13	.85	.10	1.14
Distributions:						
Dividends from investment income—net	(.27)	(.56)	(.56)	(.53)	(.55)	(.64)
Net asset value, end of period	16.49	16.71	16.60	17.03	16.71	17.16
Total Return (%)[b]	.30[c]	4.08	.76	5.16	.58	6.92
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.98[d]	1.92	1.86	1.80	1.78	1.85
Ratio of net expenses to average net assets	1.92[d]	1.90	1.84	1.79	1.78	1.85
Ratio of net investment income to average net assets	3.24[d]	3.34	3.32	3.14	3.25	3.74
Portfolio Turnover Rate	5.27[c]	18.14	41.99	36.57	75.03	46.83
Net Assets, end of period ($ x 1,000)	2,253	2,397	2,887	3,314	3,518	4,055

[a]   *Based on average shares outstanding at each month end.*
[b]   *Exclusive of sales charge.*
[c]   *Not annualized.*
[d]   *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers ten series including the Virginia Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the Distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-

overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $1,702,538 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2007. If not applied, $532,574 of the carryover expires in fiscal 2009, $151,002 expires in fiscal 2010, $939,845 expires in fiscal 2011 and $79,117 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended April 30, 2007, was as follows: tax exempt income $2,706,847. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from May 1, 2007 through October 31, 2007 to reduce the management fee paid by the fund, if the fund's aggregate expenses, excluding Rule 12b-1 distribution plan fees, taxes, brokerage fees, commitment fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $6,228 during the period ended October 31, 2007.

During the period ended October 31, 2007, the Distributor retained $2,148 from commissions earned on sales of the fund's Class A shares and $472 from CDSC on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2007, Class B and Class C shares were charged $7,372 and $8,763, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2007, Class A, Class B and Class C shares were charged $71,738, $3,686 and $2,921, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2007, the fund was charged $14,737 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, for providing custodial services for the fund for the four months ended October 31, 2007, the fund was charged $4,561. Prior to becoming an affiliate, The Bank of New York was paid $1,533 for custody services to the fund for the two months ended June 30, 2007.

During the period ended October 31, 2007, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $28,801, Rule 12b-1 distribution plan fees $2,546, compliance officer fees $2,812, shareholder services plan fees $12,937, custodian fees $1,374

and transfer agency per account fees $6,039, which are offset against the expense reimbursement currently in effect in the amount of $1,789.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2007, amounted to $3,398,599 and $6,818,810, respectively.

The fund may participate in Secondary Inverse Floater Structures in which fixed-rate, tax-exempt municipal bonds purchased by the fund are transferred to a trust. The trust subsequently issues two or more variable rate securities that are collateralized by the cash flows of the fixed-rate, tax-exempt municipal bonds. One or more of these variable rate securities pays interest based on a short-term floating rate set by a remarketing agent at predetermined intervals. A residual interest tax-exempt security is also created by the trust, which is transferred to the fund, and is paid interest based on the remaining cash flow of the trust, after payment of interest on the other securities and various expenses of the trust.

The fund accounts for the transfer of bonds to the trust as secured borrowings, with the securities transferred remaining in the fund's investments, and the related floating rate certificate securities reflected as fund liabilities under the caption, "Payable for floating rate notes issued" in the Statement of Assets and Liabilities.

At October 31, 2007, accumulated net unrealized appreciation on investments was $2,262,677, consisting of $2,474,918 gross unrealized appreciation and $212,241 gross unrealized depreciation.

At October 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see Statement of Investments).

At a meeting of the Board of Trustees held on July 24, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex generally, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, comparing the fund's performance to a group of comparable funds (the "Performance Group") and to a broader group of funds (the

"Performance Universe") selected by Lipper. The Board members had been provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe as well as the Expense Group and Expense Universe (discussed below). The Board members noted that the fund's yield performance for the past ten one-year periods ended May 31 (1998-2007) was equal to or higher than the Performance Group medians for five of the ten reported time periods, including the two most recent time periods, and that the fund's yield performance was equal to or higher than the Performance Universe medians for each reported time period. The Board members then reviewed the fund's total return performance for various periods ended May 31, 2007, and noted that the fund's performance was lower than the Performance Group median during each of the reported time periods, and equal to or higher than the Performance Universe medians for the one-, three-, and five- periods, and lower for the other reported time periods. The Manager also provided a comparison of the fund's calendar year total returns to the returns of its Lipper category average for the prior ten years. The Board members discussed with representatives of the Manager the reasons for the fund's underperformance compared to the Performance Group and Performance Universe medians for the applicable periods, and the Manager's efforts to improve performance. The Board members also received a presentation from one of the fund's portfolio managers during which he discussed the fund's investment strategy and the factors that affected the fund's performance.

The Board members also discussed the fund's management fee and expense ratio as compared to a comparable group of funds (the "Expense Group") that was composed of the same group of funds that was included in the Performance Group and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board noted that the fund's management fee and total expense ratio were higher than the Expense Group and Expense Universe medians. The Board noted the Manager's current undertaking to reimburse certain fees and expenses and to limit the fund's expense ratio.

Representatives of the Manager informed the Board members that there were no mutual funds, separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of a fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager and its affiliates from acting as investment adviser to the fund and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentages determined by appropriate court cases to be reasonable given the services rendered to investment

companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the services provided. The Board also noted the Manager's voluntary undertaking and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to the fund are adequate and appropriate.

- The Board was generally satisfied with the fund's overall performance and noted the Manager's efforts to improve performance as discussed at the meeting.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and advisory fee information, including the Manager's undertaking to reimburse certain fees and expenses of the fund and to limit the fund's expense ratio, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

Dreyfus Premier State
Municipal Bond Fund,
Virginia Series
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: PSVAX Class B: PVABX Class C: PVACX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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